






Starwood Real Estate Income Trust ("SREIT")

Annual Report

2025



Thank you for your investment in SREIT and for the trust you place in us.

SREIT owns a high-quality, diversified portfolio of 598 income-producing properties that would be difficult to replicate today. As of December 31, 2025, the portfolio was valued at $22.5 billion[1] and enjoyed 93% occupancy.[2] SREIT's portfolio was assembled purposely to give our investors access to high-quality real estate that can deliver consistent, tax-efficient income. We have concentrated SREIT's investments in the country's fastest-growing demographic markets, with a focus on the multifamily sector, which we believe is less subject to technological disruption and risk. In total, 90% of SREIT's portfolio is invested in multifamily, industrial, self-storage, and real estate debt, all of which benefit from strong long-term fundamentals. We remain confident that the headwinds facing real estate will soon turn to tailwinds. We are actively managing the portfolio to grow cash flow, strengthen the balance sheet, and deliver strong long-term performance.

> For the latest information on SREIT, including an in-depth portfolio review, performance commentary, liquidity update, and market outlook, please visit our Stockholder Information page at
> www.starwoodnav.reit/stockholder-information

A Hand Selected Portfolio of High-Quality, Stabilized, Income Producing Real Estate

SREIT Portfolio Overview – as of December 31, 2025

$22.5B
Total Asset Value[1]

$8.3B
Net Asset Value[3]

598
Number of Properties

93%
Occupancy[2]

57%
Leverage[4]

90% Rental Housing, Industrial, Real Estate Loans and Self-Storage

Pie chart values:
- Market-Rate Apartments: 47%
- Affordable Housing: 24%
- Industrial: 12%
- Single-Family Rental: 1%
- Real Estate Loans: 4%
- Self-Storage: 2%
- Extended Stay: 2%
- Office: 7%
- Other (incl. Hotels and Medical Office): 1%

Legend:
- Market-Rate Apartments
- Affordable Housing
- Industrial
- Single-Family Rental
- Real Estate Loans
- Self-Storage
- Extended Stay
- Office
- Other (incl. Hotels and Medical Office)

Market Selection

~80%
Concentrated in the Southeast and Southwest U.S.

~30%
In the Two Fastest Growing States: Florida and Texas

9%
In International Markets for Further Diversification





71%
allocated to Multifamily

63,000+
units

One of the largest multifamily portfolios in the U.S.

Market-Rate Apartments (47% of SREIT)
- ~40,000 market-rate apartment units

Affordable Housing (24% of SREIT)
- ~23,500 affordable housing units



Notes: Past performance does not predict future returns. Financial data is estimated and unaudited. All figures are as of December 31, 2025 unless otherwise noted. Opinions expressed reflect the current opinions of SREIT as of the date appearing in the materials only and are based on SREIT's opinions of the current market environment, which is subject to change. Certain information contained in the materials discusses general market activity, industry or sector trends, or other broad-based economic, market or political conditions and should not be construed as research or investment advice.

Select Images: The selected images of certain SREIT investments are provided for illustrative purposes only, are not representative of all SREIT investments of a given property type and are not representative of SREIT's entire portfolio.

Starwood Proprietary Data: Certain information and data provided herein is based on Starwood's proprietary knowledge and data. Such proprietary market data is used by Starwood to evaluate market trends as well as to underwrite potential and existing investments. While Starwood currently believes that such information is reliable for purposes used herein, it is subject to change, and reflects Starwood's opinion as to whether the amount, nature and quality of the data is sufficient for the applicable conclusion, and no representations are made as to the accuracy or completeness thereof.

1. Total asset value is measured as the gross asset value of real estate assets (based on fair value) as well as the addition of any other assets (including cash or any other cash equivalents, but excluding cash associated with subscriptions received in advance).

2. Reflects real estate property investments only and does not include real estate debt investments. Occupancy is weighted by the total real estate asset value of all real estate properties, excluding hospitality and single-family rental. For our multifamily investments, occupancy represents the percentage of all leased units divided by the total unit count as of the date indicated. For our office and industrial investments, occupancy represents the percentage of all leased square footage divided by the total available square footage as of the date indicated.

3. NAV is calculated in accordance with the valuation guidelines approved by our board of directors. NAV is not a measure used under generally accepted accounting principles in the United States ("GAAP"), and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders' equity or any other GAAP measure. Please refer to our annual and quarterly reports filed with the SEC, which are available at www.starwoodnav.reit, for a reconciliation of NAV to GAAP measures. For information on how we calculate NAV, see the "Net Asset Value Calculation and Valuation Guidelines" section of our prospectus.

4. Leverage is measured on gross real estate assets (calculated using the greater of fair market value and cost of gross real estate assets, including equity in our real estate debt investments), inclusive of property-level and entity-level debt net of cash, but excluding indebtedness on our real estate debt investments. The leverage ratio would be higher if indebtedness on our real estate debt investments was taken into account.

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒　**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025**

☐　**TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO**

Commission file number 000-56046



STARWOOD REAL ESTATE INCOME TRUST, INC.

(**Exact name of Registrant as specified in Its Charter**)

Maryland	**2340 Collins Avenue**	**82-2023409**
(State or other jurisdiction of incorporation or organization)	**Miami Beach, FL 33139**	(I.R.S. Employer Identification No.)
	(Address of principal executive offices) (Zip Code)	

Registrant's telephone number, including area code: (305) 695-5500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

Class T Common Stock, $0.01 par value per share
Class S Common Stock, $0.01 par value per share
Class D Common Stock, $0.01 par value per share
Class I Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.　Yes ☐　No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.　Yes ☐　No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.　Yes ☒　No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).　Yes ☒　No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).　Yes ☐　No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant: No established market exists for the registrant's common stock.

As of March 20, 2026, the registrant had the following shares outstanding: 4,651,128 shares of Class T common stock, 173,427,108 shares of Class S common stock, 24,545,373 shares of Class D common stock and 185,907,606 shares of Class I common stock.

TABLE OF CONTENTS

PART I.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements about our business, including, in particular, statements about our plans, strategies and objectives. Forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue" or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control.

Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTOR SUMMARY

We are subject to numerous risks and uncertainties that could cause our actual results and future events to differ materially from those set forth or contemplated in our forward-looking statements, including those summarized below. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. This risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth under Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Risks Related to Our Organizational Structure

- We have incurred GAAP (defined below) net losses attributable to stockholders and an accumulated deficit in the past and may incur GAAP net losses attributable to stockholders and continue to have an accumulated deficit in the future.

- We have held certain of our current investments for only a limited period of time, and investors will not have the opportunity to evaluate our future investments before we make them.

- Since there is no public trading market for shares of our common stock, repurchase of shares by us will likely be the only way to dispose of your shares. Our share repurchase plan provides stockholders with the opportunity to request that we repurchase their shares on a monthly basis, but we are not obligated to repurchase any shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion. In addition, repurchases are subject to available liquidity and other significant restrictions, including monthly and quarterly repurchase limits. Since October 2022, repurchase requests have consistently exceeded the applicable monthly and/or quarterly limits of our share repurchase plan and may continue to do so in the future. Further, our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

- We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds (including from sales of our common stock or Operating Partnership (defined below) units to the Special Limited Partner (defined below)), and we have no limits on the amounts we may pay from such sources.

- The purchase and repurchase price for shares of our common stock are generally based on our prior month's net asset value ("NAV") (subject to material changes) and are not based on any public trading market. While there are independent annual appraisals of our properties, the appraisal of properties is inherently subjective and our NAV may not accurately reflect the actual price at which our properties could be liquidated on any given day.

- We are dependent on Starwood Capital and its affiliates, including Starwood REIT Advisors, L.L.C. (the "Advisor"), and their key personnel who provide services to us through the Advisory Agreement (defined below), and we may not find a suitable replacement for the Advisor if the Advisory Agreement is terminated, or for these key personnel if they leave Starwood Capital or otherwise become unavailable to us.

- Valuations and appraisals of our assets are estimates of fair value and may not necessarily correspond to realizable value.

- Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

- The return on an investment in our stock may be reduced if we are required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act").

General Risks Related to Investments in Real Estate

- Our operating results may be affected by economic and regulatory changes that impact the real estate market in general.

- Our portfolio may be concentrated in a limited number of asset types, geographies or investments.

- Our board of directors may change our investment and operational policies or our investment guidelines without stockholder consent.

- We may have difficulty selling our properties, which may limit our flexibility and ability to pay distributions.

- Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

- The inability of property managers to effectively operate our properties and leasing agents to profitably lease vacancies in our properties would hurt our financial performance.

- Our properties face significant competition.

General Risks Related to Investments in Real Estate Debt

- Our debt investments face prepayment risk and interest rate fluctuations that may adversely affect our results of operations and financial condition.

- Real estate debt investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.

- We may invest in commercial mortgage loans, which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.

- We may invest in high-yield securities which are generally subject to more risk than higher rated securities.

- We have and may in the future acquire and sell residential credit investments, which may subject us to legal, regulatory and other risks that could adversely impact our business and financial results.

Risks Related to Debt Financing

- We have incurred mortgage indebtedness and other borrowings and expect to incur additional debt, which may increase our business risks, hinder our ability to make distributions and decrease the value of our stockholders' investments.

- If we draw on a line of credit to fund repurchases or for any other reason, our financial leverage ratio could increase beyond our target.

- Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.

- Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.

Risks Related to our Relationship with the Advisor and the Dealer Manager; Risks Related to Conflicts of Interest

- The Advisor's management fee and the Special Limited Partner's performance participation interest may not create proper incentives or may induce the Advisor and its affiliates to make certain investments, including speculative investments that increase the risk of our real estate portfolio.

- The Advisor faces a conflict of interest because the fees it receives for services performed are based in part on our NAV, which the Advisor is ultimately responsible for determining.

- Certain other investment funds and accounts sponsored by affiliates of the Advisor have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns.

Risks Related to our REIT Status and Certain Other Tax Items

- If we do not qualify as a REIT (defined below), we will face serious tax consequences that will substantially reduce the funds available to satisfy our obligations, to implement our business strategy and to make distributions to our stockholders for each of the years involved.

- Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.

- Investments outside the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.

- We may incur tax liabilities that would reduce our cash available for distribution to our stockholders.

- Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

ITEM 1. BUSINESS

References herein to "Starwood Real Estate Income Trust," "Company," "we," "us," or "our" refer to Starwood Real Estate Income Trust, Inc., a Maryland corporation, and its subsidiaries unless the context specifically requires otherwise.

General Description of Business and Operations

We were formed on June 22, 2017 as a Maryland corporation and elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2019. We are organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, which could include loans secured by real estate and real estate-related securities. We are the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). Starwood REIT Special Limited Partner, L.L.C. (the "Special Limited Partner"), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the "Sponsor"), owns a special limited partner interest in the Operating Partnership. Substantially all of our business is conducted through the Operating Partnership. We and the Operating Partnership are externally managed by the Advisor, an affiliate of the Sponsor.

Our board of directors has at all times had oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the "Advisory Agreement"), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

As of December 31, 2025, we owned 402 consolidated real estate properties, 878 single-family rental units, two investments in unconsolidated real-estate ventures and one real estate debt investment. We currently operate in five reportable segments: Multifamily, Industrial, Office, Other and Investment in Real Estate Debt.

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, our initial public offering terminated and we commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, our follow-on public offering terminated and we commenced our third public offering of up to $18.0 billion in shares of common stock. On February 4, 2026, our third public offering terminated, and we commenced our fourth public offering of up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in its primary offering and up to $0.5 billion in shares pursuant to its distribution reinvestment plan. We intend to continue selling shares in our fourth public offering on a monthly basis.

As of March 20, 2026, we had received net proceeds of $14.3 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate, real estate debt and real estate-related securities.

In April 2024, we launched a program (the "DST Program") to raise capital, through the Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by selling beneficial interests (the "DST Interests") in specific Delaware statutory trusts ("DSTs") holding real properties (the "DST Properties"). We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Internal Revenue Code (the "Code"). Affiliates of the Advisor will receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares under our share repurchase plan and for other corporate purposes. As of March 20, 2026, we have raised approximately $62.2 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

- provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;

- preserve and protect invested capital;

- realize appreciation in NAV from proactive investment management and asset management; and

- provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than public real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A. — "Risk Factors" section of this Annual Report on Form 10-K.

Review of our Policies

Our independent directors have reviewed our policies and determined that they are in the best interests of our stockholders. Set forth below is a discussion of the basis for such determination. In addition, our board of directors, including our independent directors, has examined the material terms, factors and circumstances surrounding any related party transactions or arrangements described herein. On the basis of such examination, our board of directors, including our independent directors, has determined that such transactions occurring in the year ended December 31, 2025 are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Investment Strategy

Our investment strategy seeks to capitalize on Starwood Capital's scale and the real-time information provided by its real estate holdings to identify and acquire our target investments at attractive pricing. We also seek to benefit from Starwood Capital's reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships in the real estate industry. Starwood Capital is a private investment firm with a primary focus on global real estate. Since its inception in 1991, Starwood Capital has raised over $90 billion of capital and currently has over $125 billion of assets under management. Over the past 34 years, Starwood Capital has invested in excess of $265 billion of assets, including properties within every major real estate asset class. Our objective is to bring Starwood Capital's leading real estate investment platform to income-focused investors.

Our investment strategy is primarily to acquire stabilized, income-oriented commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, and subject to the investment limitations described herein, we may also invest in real estate debt, including loans secured by real estate and real estate-related debt securities, and real estate-related equity securities. Our investments in real estate-related debt and equity securities provide us with current income, a source of liquidity for our share repurchase plan, cash management and other purposes.

We believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner. We do not have a pre-determined operational period or the need to provide a "liquidity" event, potentially in an unfavorable market, at the end of that period.

Investments in Properties

To execute our investment strategy, we invest primarily in stabilized, income-oriented commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. These may include multifamily, industrial and office assets, as well as other property types, including, without limitation, single-family rental, self-storage, retail, medical office, student housing, senior living, data centers, and manufactured housing properties. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but we may consider development that is ancillary to an overall investment.

We do not designate specific sector allocations for the portfolio; rather we invest in markets or asset classes where we see the best opportunities that support our investment objectives.

Investment in Real Estate Debt

While our portfolio is principally comprised of properties, to a lesser extent, we may also invest in real estate debt, including loans secured by real estate and real estate-related debt securities. An allocation of our overall portfolio to real estate debt may allow us to add sources of income and further diversify our portfolio.

Our investments in loans secured by real estate may include first mortgages, subordinated mortgages and mezzanine loans, participations in such loans and other debt secured by or relating to the types of commercial real estate that are the focus of our real estate strategy. The type of real estate debt investments we seek to acquire are obligations backed principally by real estate of the type that generally meets our criteria for direct investment. Mortgage loans are typically secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured because of foreclosure by the senior lender. We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.

We may also invest in real estate-related debt securities to provide us with current income and an additional source of liquidity for cash management, satisfying any stock repurchases we chose to make in any particular month and for other purposes. Our real estate-related debt securities investments may focus on investments in commercial mortgage-backed securities ("CMBS") and, to a lesser extent, agency and non-agency residential mortgage-backed securities ("RMBS") and collateralized loan obligations ("CLOs").

Investments in Real Estate-Related Equity Securities

We also may invest in real estate-related equity securities investments, with a focus on non-controlling equity positions of public real estate-related companies, including preferred equity. We believe that investments in real estate-related equity securities may also provide an additional source of liquidity for cash management, satisfying any stock repurchases we chose to make in any particular month and for other purposes.

We do not intend that our investments in real estate-related debt and equity securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required. We may also invest, without limitation, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Borrowing Policies

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio of investments. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is 50% to 65%. Our leverage ratio is measured by dividing (i) property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) our gross real estate assets (measured using the greater of fair market value or cost) plus the equity in our real estate debt and real estate-related equity securities portfolios. For purposes of determining our gross real estate assets, we will include the asset values of the DST Properties due to the master lease structure, including the Operating Partnership's fair market value option (the "FMV Option"). Our leverage ratio calculation does not include (i) indebtedness incurred in connection with funding a deposit in advance of the closing of an investment, (ii) indebtedness incurred as other working capital advances or (iii) the financing liability resulting from the sale of DST Properties included in our NAV calculation. Furthermore, the refinancing of any amount of existing indebtedness is not deemed to constitute incurrence of new indebtedness so long as no additional amount of net indebtedness is incurred in connection therewith (excluding the amount of transaction expenses associated with such refinancing).

Our real estate-related debt portfolio may have embedded leverage through the use of repurchase agreements. We may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps.

During times of increased investment and capital market activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage in order to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our Operating Partnership. We may decide to seek to obtain additional lines of credit under which we would reserve borrowing capacity. Borrowings under our current lines of credit or any future lines of credit may be used not only to repurchase shares, but also to fund acquisitions or for any other corporate purpose.

Our actual leverage level is affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock generally cause our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of repurchases of shares of our common stock generally cause our leverage ratio to increase, at least temporarily. Our leverage ratio also increases or decreases with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund repurchases of shares of our common stock or for other purposes, our leverage would increase and may exceed our target leverage. In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or sell some of our assets to repay outstanding indebtedness.

Our board of directors reviews our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our target leverage ratio in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. We may exceed our targeted leverage ratio at times if the Advisor deems it advisable for us. For example, if we fund a repurchase under a line of credit, we will consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at a leverage ratio in the range of 50% to 65% of our gross real estate assets and we borrow additional amounts under a line of credit, or if the value of our portfolio decreases, our leverage could exceed the range of 50% to 65%. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.

There is no limit on the amount we may borrow with respect to any individual property or portfolio. However, under our charter we may not incur indebtedness for money borrowed in an amount exceeding 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments. "Net assets" is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities. However, we may borrow in excess of this amount if such excess is approved by a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess.

Our charter prohibits us from obtaining loans from any of our directors, Starwood Capital or any of their affiliates, unless approved by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and on terms and conditions not less favorable than comparable loans between unaffiliated parties under the same circumstances.

Our Taxation as a REIT

We believe we have operated in a manner that has allowed us to be taxed as a REIT under Sections 856 through 860 of the Code, for federal income tax purposes, beginning with our taxable year ended December 31, 2019 and intend to continue to operate in a manner that will allow us to continue to qualify as a REIT. As long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net taxable income (determined without regard to our net capital gain and dividends paid deduction) that we timely distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes, taxes imposed by foreign jurisdictions attributed to certain non-U.S. investments, taxes on our income and property, and federal income and excise taxes in certain circumstances, including on our undistributed taxable income.

We have formed certain subsidiaries to function as taxable REIT subsidiaries ("TRSs"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs are subject to taxation at the federal, state, local and foreign levels, as applicable. We will account for applicable income taxes by utilizing the asset and liability method. As such, we will record deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if we believe it is more likely than not that some or all of the deferred tax asset may not be realized.

Governmental Regulations

As an owner of real estate, our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, include among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations; (iii) state and local laws relating to real property; (iv) federal, state and local environmental laws, ordinances, and regulations; and (v) various laws relating to housing, including permanent and temporary rent control and stabilization laws, the Americans with Disabilities Act of 1990 and the Fair Housing Amendment Act of 1988, among others.

Compliance with the federal, state and local laws described above has not had a material, adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by the Advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities under Starwood Capital's prevailing policies and procedures. Many of these entities may have greater access to capital to acquire properties than we have.

In the face of this competition, we have access to our Advisor's and Sponsor's professionals and their industry expertise and relationships, which we believe provide us with a competitive advantage and help us source, evaluate and compete for potential investments. We believe these relationships will enable us to compete more effectively for attractive investment opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see Item 1A. "Risk Factors—General Risks Related to Investments in Real Estate."

Human Capital

We have no employees. Our operations are conducted by the Advisor. Our executive officers serve as officers of the Advisor, and are employed by an affiliate of the Advisor. See Item 13. "Certain Relationships and Related Transactions, and Director Independence—Our Relationship with Our Advisor and Starwood Capital."

Conflicts of Interest

We are subject to conflicts of interest arising out of our relationship with Starwood Capital, including the Advisor and its affiliates. See Item 1A. "Risk Factors—Risks Related to Conflicts of Interest."

Available Information

Stockholders may obtain copies of our filings with the U.S. Securities and Exchange Commission (the "SEC"), free of charge from the website maintained by the SEC at *www.sec.gov* or from our website at *www.starwoodnav.reit.*

We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference into this report. From time to time, we may use our website as a distribution channel for information about our Company. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases and SEC filings.

ITEM 1A. RISK FACTORS

You should specifically consider the following material risks in addition to the other information contained in this Annual Report on Form 10‑K. The occurrence of any of the following risks might have a material adverse effect on our business and financial condition. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements. As used herein, the term "you" refers to our current stockholders or potential investors in our common stock, as applicable.

Risks Related to Our Organizational Structure

We have incurred GAAP net losses attributable to stockholders and an accumulated deficit in the past and may incur GAAP net losses attributable to stockholders and continue to have an accumulated deficit in the future.

For the years ended December 31, 2025 and 2024, we had a GAAP net loss attributable to stockholders of ($691.6) million and ($684.9) million, respectively, resulting in a GAAP net loss per share of common stock, basic and diluted, of ($1.74) for the year ended December 31, 2025 and ($1.68) for the year ended December 31, 2024. Our accumulated deficit and cumulative distributions as of December 31, 2025 and 2024 was ($4.8) billion and ($3.7) billion, respectively. We may incur net losses and continue to have an accumulated deficit in the future.

We have held certain of our current investments for only a limited period of time, and you will not have the opportunity to evaluate our future investments before we make them, which makes your investment more speculative.

We have held certain of our current investments for a limited period of time and are not able to provide you with any information relating to any future properties, real estate debt or real estate-related equity securities that we may acquire in the future. Since we have not held certain of our current investments for a long period of time, it may be difficult for you to evaluate our success in achieving our investment objectives. Since you are unable to evaluate the economic merit of our future investments before we make them, you have to rely entirely on the ability of the Advisor to select suitable and successful investment opportunities. Furthermore, the Advisor has broad discretion in selecting the types of properties we will invest in and the tenants of those properties, and you do not have the opportunity to evaluate potential investments. These factors increase the risk that your investment in our common stock may not generate returns comparable to other real estate investment alternatives.

There is no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to repurchase by us. If you do sell your shares to us, you may receive less than the price you paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop. Therefore, repurchase of shares by us will likely be the only way for you to dispose of your shares. We expect to continue to repurchase shares at a price equal to the transaction price of the class of shares being repurchased on the date of repurchase (which will generally be equal to our prior month's NAV per share), and not based on the price at which you initially purchased your shares. Subject to limited exceptions, shares repurchased within one year of the date of issuance are repurchased at 95% of the transaction price. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share repurchase plan.

Your ability to have your shares repurchased through our share repurchase plan is limited. We may choose to repurchase fewer shares than have been requested to be repurchased in our discretion at any time, and the amount of shares we may repurchase is subject to caps. Further, our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders.

In any particular month, we may choose to repurchase fewer shares than have been requested to be repurchased under our share repurchase plan, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In addition, the total amount of shares that we will repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 0.5% of our aggregate NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, in any calendar quarter, to shares whose aggregate value is no more than 1.5% of our aggregate NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). Since October 2022, repurchase requests have consistently exceeded the monthly and/or quarterly limits and may continue to exceed such limits in the future. Further, our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders. If the full amount of all shares of our common stock requested to be repurchased in any given month are not repurchased, funds are allocated pro rata based on the total number of shares of common stock being repurchased without regard to class and subject to the volume limitation. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable.

The vast majority of our assets consist of properties that generally cannot be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of our company as a whole, then we may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Because we are not required to authorize the recommencement of the share repurchase plan within any specified period of time, we may effectively terminate the plan by suspending it indefinitely. As a result, your ability to have your shares repurchased by us may be limited and at times you may not be able to liquidate your investment.

Economic events that may cause our stockholders to request that we repurchase their shares may materially adversely affect our cash flow and our results of operations and financial condition.

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector (including as a result of inflation or higher interest rates), actual or perceived instability in the U.S. banking system, disruptions in the labor market (including labor shortages and unemployment), stock market volatility, trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts and war (including the ongoing conflicts in the Middle East and Ukraine) could cause our stockholders to seek to sell their shares to us pursuant to our share repurchase plan at a time when such events are adversely affecting the performance of our assets. Even if we decide to satisfy all resulting repurchase requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy repurchase requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

In addition, stockholders have and may continue to seek to repurchase some or all of the shares of our common stock that they hold. A significant volume of repurchase requests in a given period has in the past and may in the future cause requests to exceed the monthly and quarterly limits under our share repurchase plan, resulting in less than the full amount of repurchase requests being satisfied in such period.

The amount of distributions we may make to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

Our ability to make distributions to our stockholders may be adversely affected by a number of factors, including the risk factors described in this Annual Report on Form 10-K. Our investments may not generate sufficient income to make distributions to our stockholders. Our board of directors will make determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants, REIT qualification and tax requirements and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:

- changes in the economy;

- our inability to invest the proceeds from sales of our shares on a timely basis in income-producing properties;

- our inability to realize attractive risk-adjusted returns on our investments;

- high levels of expenses or reduced revenues that reduce our cash flow or non-cash earnings; and

- defaults in our investment portfolio or decreases in the value of our investments.

As a result, we may not be able to make distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of your investment.

We may pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of assets, borrowings, or offering proceeds, and we have no limits on the amounts we may pay from such sources.

We may not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, we may fund distributions to our stockholders from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds (including from sales from our common stock or Operating Partnership units). The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Advisor elects to receive its management fee in Class I shares or Class I units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class I units, how quickly we invest the proceeds from our offering and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or proceeds of the offering will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform, if expenses are greater than our revenues or due to numerous other factors. We have not established a limit on the amount of our distributions that may be paid from any of these sources.

To the extent we borrow funds to pay distributions, we would incur borrowing costs and these borrowings would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of your investment.

We may also defer operating expenses or pay expenses (including the fees of the Advisor or distributions to the Special Limited Partner) with shares of our common stock or Operating Partnership units in order to preserve cash flow for the payment of distributions. The ultimate repayment of these deferred expenses could adversely affect our operations and reduce the future return on your investment. We may repurchase shares or redeem Operating Partnership units from the Advisor or the Special Limited Partner shortly after issuing such shares or units as compensation. The payment of expenses in shares of our common stock or with Operating Partnership units will dilute your ownership interest in our portfolio of assets. There is no guarantee any of our operating expenses will be deferred and the Advisor and Special Limited Partner are under no obligation to receive fees or distributions in shares of our common stock or Operating Partnership units and may elect to receive such amounts in cash.

We are dependent on Starwood Capital and its affiliates, including the Advisor, and their key personnel who provide services to us through the Advisory Agreement, and we may not find a suitable replacement for the Advisor if the Advisory Agreement is terminated, or for these key personnel if they leave Starwood Capital or otherwise become unavailable to us.

We have no separate facilities and are completely reliant on the Advisor. Our officers, including, but not limited to, our Chief Executive Officer, President, Chief Financial Officer and Secretary, are executive officers of Starwood Capital. The Advisor has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers and key personnel of the Advisor. The officers and key personnel of the Advisor evaluate, negotiate, close and monitor our investments; therefore, our success depends on their continued service. The departure of any of the officers or key personnel of the Advisor could have a material adverse effect on our performance.

The Advisor is not obligated to dedicate any specific personnel exclusively to us. In addition, none of our officers or the officers of the Advisor are obligated to dedicate any specific portion of their time to our business. Some of our officers have significant responsibilities for the Other Starwood Accounts (defined below). Although these individuals will be able to allocate an adequate amount of their time to the management of our business, they may not always be able to devote significant time to the management of our business. Further, when there are turbulent conditions in the real estate markets or distress in the credit markets, the attention of the Advisor's personnel and our executive officers and the resources of Starwood Capital will also be required by the Other Starwood Accounts. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed.

The Advisor may suffer or become distracted by adverse financial or operational problems in connection with Starwood Capital's business and activities unrelated to us and over which we have no control. Should the Advisor fail to allocate sufficient resources to perform its responsibilities to us for any reason, we may be unable to achieve our investment objectives.

We offer no assurance that Starwood REIT Advisors, L.L.C. will remain the Advisor or that we will continue to have access to Starwood Capital's officers and key personnel. In particular, the loss of the services of Mr. Barry S. Sternlicht, our Sponsor's founder, could adversely affect our performance. The Advisory Agreement is expected to be renewed annually. If the Advisory Agreement is terminated and no suitable replacement is found, we may not be able to execute our business plan.

Finally, there is no guarantee (i) that the Advisor will succeed in implementing our investment objectives or strategy or in identifying investments that are in accordance with Starwood Capital's investment philosophy or (ii) that historical trends of prior programs sponsored by Starwood Capital will continue during the life of our operations.

The Advisor manages our portfolio pursuant to very broad investment guidelines and generally is not required to seek the approval of our board of directors for each investment, financing or asset allocation decision made by it, which may result in our making riskier investments and which could adversely affect our results of operations and financial condition.

Our board of directors approved very broad investment guidelines that delegate to the Advisor the authority to execute acquisitions and dispositions of real estate properties and real estate debt and real estate-related equity securities on our behalf, in each case so long as such investments are consistent with the investment guidelines and our charter. There can be no assurance that the Advisor will be successful in applying any strategy or discretionary approach to our investment activities. Our board of directors reviews our investment guidelines on an annual basis (or more often as it deems appropriate) and reviews our investment portfolio periodically. The prior approval of our board of directors or a committee of independent directors is required only as set forth in our charter (including for transactions with affiliates of the Advisor) or for the acquisition or disposition of assets that are not in accordance with our investment guidelines. In addition, in conducting periodic reviews, our directors will rely primarily on information provided to them by the Advisor. Furthermore, transactions entered into on our behalf by the Advisor may be costly, difficult or impossible to unwind when they are subsequently reviewed by our board of directors.

Payments to the Advisor or the Special Limited Partner in respect of any common stock or Operating Partnership units they elect to receive in lieu of fees or distributions will dilute future cash available for distribution to our stockholders.

The Advisor or the Special Limited Partner may choose to receive, and have in the past received, our common stock or Operating Partnership units in lieu of certain fees or distributions. The holders of all Operating Partnership units are entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holder of the Operating Partnership units will reduce the cash available for distribution to us and to our stockholders. Furthermore, under certain circumstances, the Operating Partnership units held by the Advisor or the Special Limited Partner are required to be repurchased, and there may not be sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering proceeds or other sources to make the payment, which will reduce cash available for distribution to you or for investment in our operations. Repurchases from the Advisor of our shares or Operating Partnership units paid to the Advisor as a management fee are not subject to the monthly and quarterly repurchase limitations or the Early Repurchase Deduction. Repurchases from the Special Limited Partner of our shares or Operating Partnership units distributed to the Special Limited Partner with respect to its performance participation interest are not subject to the Early Repurchase Deduction, but, in the case of shares, such repurchases are subject to the monthly and quarterly repurchase limitations and do not receive priority over other shares for which a repurchase is requested during such period.

Purchases and repurchases of shares of our common stock are not made based on the NAV per share of our common stock as of the date of purchase or repurchase.

Generally, our offering price per share and the price at which we make repurchases of our shares will equal the NAV per share of the applicable class as of the last calendar day of the prior month, plus, in the case of our offering price, applicable upfront selling commissions and dealer manager fees. The NAV per share as of the date on which you make your subscription request or repurchase request may be significantly different than the transaction price you pay or the repurchase price you receive. Certain of our investments or liabilities are subject to high levels of volatility from time to time and could change in value significantly between the end of the prior month as of which our NAV is determined and the date that you purchase or we repurchase your shares, however the prior month's NAV per share will generally continue to be used as the transaction price per share and repurchase price per share. In exceptional circumstances, we may in our sole discretion, but are not obligated to, sell and repurchase shares at a different price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month and we believe an updated price is appropriate. In such extraordinary cases, the offering price and repurchase price will not equal our NAV per share as of the date of purchase or repurchase.

Valuations and appraisals of our assets are estimates of fair value and may not necessarily correspond to realizable value.

For the purposes of calculating our monthly NAV, our properties will generally initially be valued at cost, which we expect to represent fair value at that time. Thereafter, valuations of properties are determined by the Advisor based in part on appraisals of each of our properties by independent third-party appraisal firms at least once per year in accordance with valuation guidelines approved by our board of directors. Our independent valuation advisor will prepare quarterly update appraisals for each of our properties. For each month that is not a quarter-end, the Advisor will also conduct a monthly valuation of our properties that are reviewed by our independent valuation advisor for reasonableness. Likewise, our investments in real estate debt and real estate-related equity securities with readily available quotations are initially valued at cost, and thereafter are valued monthly at fair market value.

Although monthly valuations of each of our real properties prepared by the Advisor are reviewed and provided an opinion as to reasonableness by our independent valuation advisor, such valuations are based on asset and portfolio-level information provided by the Advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information is not independently verified by our independent valuation advisor. In addition, our investments in real estate debt and real estate-related equity securities, while a component of NAV, are valued by the Advisor, based on market quotations or at fair value, and are not reviewed for reasonableness or appraised by our independent valuation advisor.

Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties, and certain of our investments in real estate debt and real estate-related equity securities, will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and certain of our investments in real estate debt and real estate-related equity securities are estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Advisor and our independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. Further, any volatility smoothing biases in our appraisal and valuation process, generally, may lower the volatility of our NAV and cause our NAV to not accurately reflect the actual value of our properties. However, there will be no retroactive adjustment in the valuation of such assets, the offering price of our shares of common stock, the price we paid to repurchase shares of our common stock or NAV-based fees we paid to the Advisor and Starwood Capital, L.L.C. (the "Dealer Manager") to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for shares of our common stock in our offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase plan are generally based on our prior month's NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

Our NAV per share amounts may change materially if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

We expect to receive an appraisal for each of our properties from an independent third-party appraisal firm no less than annually, which can be considered in determining the value of our properties each quarter-end. The independent valuation advisor also reviews and provides an opinion as to the reasonableness of the valuations of our properties prepared by the Advisor for each month that is not a quarter-end. When these values are included in our NAV calculations, there may be a material change in our NAV per share for each class of our common stock from those previously reported. The changes in a property's value may be as a result of property-specific changes or as a result of more general changes to real estate values resulting from local, national or global economic changes. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the NAV per share amounts. We will not retroactively adjust the NAV per share of each class reported for the previous month. Therefore, because new property values may differ materially from the prior values or the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to reflect the new value or actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur in the month the adjustment is made.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.

The Advisor's determination of our monthly NAV per share is based in part on appraisals of each of our properties provided by our independent valuation advisor in accordance with valuation guidelines. The independent valuation advisor also reviews and provides an opinion as to the reasonableness of the valuations of our properties prepared by the Advisor for each month that is not a quarter-end. As a result, our published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal or valuation. The Advisor will review appraisal reports and monitor our properties, and will notify the independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the property valuation, but it may be difficult to reflect fully and accurately, rapidly changing market conditions or material events that may impact the value of our assets or liabilities between valuations, or to obtain quickly, complete information regarding any such events. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor or to the detriment of either stockholders who repurchase their shares, or stockholders who buy new shares, or existing stockholders.

NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.

The method for calculating our NAV, including the components used in calculating our NAV, is not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish NAV solely for purposes of establishing the price at which we sell and repurchase shares of our common stock. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.

In addition, calculations of our NAV, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with generally accepted accounting principles ("GAAP"). These valuations may differ from liquidation values that could be realized in the event that we were forced to sell assets.

Additionally, errors may occur in calculating our NAV, which could impact the price at which we sell and repurchase shares of our common stock and the amount of the Advisor's management fee and the Special Limited Partner's performance participation interest. The Advisor has implemented certain policies and procedures to address such errors in NAV calculations. If such errors were to occur, the Advisor, depending on the circumstances surrounding each error and the extent of any impact the error has on the price at which shares of our common stock were sold or repurchased or on the amount of the Advisor's management fee or the Special Limited Partner's performance participation interest, may determine in its sole discretion to take certain corrective actions in response to such errors.

If we are unable to continue to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire.

Our offering is being conducted on a "best efforts" basis, meaning that the Dealer Manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any shares. As a result, the amount of proceeds we raise in our offering may be substantially less than the amount we would need to achieve a broader portfolio of investments. If we are unable to raise substantial capital in our offering, we will make fewer investments, resulting in less breadth in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset's performance would adversely affect our profitability will increase. There is a greater risk that you will lose money in your investment if we have less breadth in our portfolio. Further, we will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in our offering, which would harm our ability to achieve our investment objectives.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, contains a standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Regulation Best Interest on participating dealers cannot be determined at this time, and it may negatively impact whether participating dealers and their associated persons recommend our offering to certain retail customers, or the number of shares which are recommended to such customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe it is in the best interest of a particular retail customer. However, if broker-dealers instead choose alternatives to our shares, many of which likely exist, our ability to raise capital may be adversely affected. You should ask your broker-dealer or other financial professional about what reasonable alternatives exist for you, and how our offering compares to other types of investments (e.g. listed entities) that may have lower costs, complexities, and/or risks, and that may be available for lower or no commissions. If Regulation Best Interest reduces our ability to raise capital in our offering, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

The DST Program could subject us to liabilities from litigation or otherwise.

We, through the Operating Partnership, have launched the DST Program to raise capital in private placements exempt from registration under the Securities Act through the sale of DST Interests to "accredited investors" in specific DSTs holding one or more DST Properties. We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. However, there is no guarantee that the DST Program will provide the tax benefits expected by investors. Investors who acquire DST Interests through such private placements may be seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. As general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of the DST Program, including in the event an investor fails to qualify for any desired tax benefits.

The DST Program will not shield us from risks related to the performance of the DST Properties held through such structures.

Under the DST Program, certain of our existing real properties and real properties acquired from third parties may be placed into DSTs, the DST Interests of which will be sold to investors. We, through a wholly owned subsidiary of the Operating Partnership, will hold long-term leasehold interests in each DST Property under a master lease, which will be fully guaranteed by the Operating Partnership. Under each master lease, we, through such subsidiary of the Operating Partnership or applicable master tenant, will be responsible for subleasing the applicable DST Property to occupying tenants until the earlier of the expiration of the master lease or the Operating Partnership's exercise of the FMV Option, which means that we bear the risk that the underlying cash flow from a DST Property may be less than the master lease payments. Therefore, even though we will no longer own such applicable DST Property, because of the fixed terms of the master lease guaranteed by our Operating Partnership, negative performance by a DST Property could affect cash available for distributions to our stockholders and would likely have an adverse effect on our results of operations. In addition, although the Operating Partnership will hold a FMV Option to reacquire each DST Property, the purchase price will be based on the then-current fair market value of the applicable DST Property subject to the master lease. Therefore, we may pay more for a DST Property upon the FMV Option exercise if it appreciates while held by the applicable DST than if we had not placed such property in the DST Program.

DST Program agreements may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.

In connection with our DST Program, we may own DST Interests in DSTs owning one or more DST Properties that are subject to the terms of the agreements governing our DST Program. The DST Program agreements may limit our ability to encumber, lease or dispose of our DST Interests. Such agreements could affect our ability to turn our DST Interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements, and in some cases the financing documents used in connection with the DST Program, could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

DST Properties may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such DST Properties for other purposes such as paying down debt, distributions or additional investments.

DST Properties may later be reacquired by the Operating Partnership through the exercise of the FMV Option. In such cases, the investors who become limited partners in the Operating Partnership will generally still be tied to the applicable DST Property in terms of basis and built-in-gain. As a result, if a DST Property is subsequently sold, unless we effectuate a like-kind exchange under Section 1031 of the Code, then tax will be triggered on the investors' built-in-gain. Although we are not contractually obligated to do so, we intend to execute 1031 exchanges in such situations rather than trigger gain. Any replacement property acquired in connection with a 1031 exchange will similarly be tied to such investors with similar considerations if such replacement property ever is sold. As a result of these factors, placing real properties into the DST Program may limit our ability to access liquidity from such real properties or replacement properties through sale without triggering taxes due to the built-in-gain tied to investors in the DST Program. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding repurchases or making additional investments.

We face risks associated with the deployment of our capital.

In light of the nature of our continuous offering and our investment strategy and the need to be able to deploy capital quickly to capitalize on potential investment opportunities, we may have difficulty identifying and purchasing suitable properties, investments in real estate debt and real estate-related equity securities on attractive terms. There could be a delay between the time we receive net proceeds from the sale of shares of our common stock in the offering and the time we invest the net proceeds. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account that may be invested in money market accounts or other similarly temporary investments.

In the event we are unable to find suitable investments, such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations. It is not anticipated that the temporary investment of cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of the offering or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a "control premium" for his or her shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to elect to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

- staggering the board of directors into three classes;

- requiring a two-thirds vote of stockholders to remove directors;

- providing that only the board of directors can fix the size of the board;

- providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

- providing for a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders' shares. In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three. We have not elected to be subject to any of the other provisions described above.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an "interested stockholder" (which is defined as (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock and (ii) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if our board of directors approved in advance the transaction by which such person would otherwise have become an interested stockholder. In approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by our board of directors. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

- 80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

- two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be affected or held by an affiliate or associate of the interested stockholder. These supermajority voting provisions do not apply if, among other things, our stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination involving us and any person, including Starwood Capital, the Dealer Manager and the Advisor, from the provisions of this law, provided that such business combination is first approved by our board of directors.

Our charter permits our board of directors to authorize us to issue preferred stock ranking senior to our current common stock with respect to distribution rights or rights upon our liquidation, dissolution or winding up or on terms that may discourage a third party from acquiring us.

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of shares of preferred stock without stockholder approval. Further, our board of directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we have authority to issue without stockholder approval. Thus, subject to the provisions of our charter and any applicable laws or regulations, our board of directors could authorize us to issue shares of preferred stock ranking senior to our common stock with respect to distribution rights upon our liquidation, dissolution or winding up or with terms and conditions that could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a "control share acquisition."

The Maryland Control Share Acquisition Act provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply: (i) to shares acquired in a merger, consolidation or statutory share exchange if the Maryland corporation is a party to the transaction; or (ii) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our charter generally limits the personal liability of our directors and officers for monetary damages subject to the limitations of the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the "NASAA REIT Guidelines") and Maryland law. Maryland law and our charter provide that no director or officer shall be liable to us or our stockholders for monetary damages unless the director or officer (i) actually received an improper benefit or profit in money, property or services or (ii) was actively and deliberately dishonest as established by a final judgment as material to the cause of action. Moreover, our charter generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Further, we have entered into separate indemnification agreements with each of our officers and directors. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify any of our directors, or the Advisor or any of its or our affiliates, for any liability or loss suffered by them or hold any of our directors, the Advisor or any of its or our affiliates harmless for any liability or loss suffered by us, unless they have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by any of our non-independent directors, the Advisor or any of its or our affiliates, or gross negligence or willful misconduct by any of our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets or the proceeds of insurance and not from the stockholders.

Maryland law and our organizational documents limit our stockholders' ability to amend our charter or dissolve us without the approval of our board of directors.

Although the NASAA REIT Guidelines indicate that stockholders are permitted to amend our charter or terminate us without the necessity for concurrence by our board of directors, we are required to comply with the Maryland General Corporation Law, which provides that any amendment to our charter or any dissolution of our company must first be declared advisable by our board of directors. Therefore, our stockholders may vote to authorize the amendment of our charter or the dissolution of our company, but only after such action has been declared advisable by our board of directors. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors and also require approval by our stockholders.

Your interest in us will be diluted if we issue additional shares or if the Operating Partnership issues additional units.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 3,100,000,000 shares of capital stock, of which 3,000,000,000 shares are classified as common stock, of which 500,000,000 shares are classified as Class T shares, 1,000,000,000 shares are classified as Class S shares, 500,000,000 shares are classified as Class D shares and 1,000,000,000 shares are classified as Class I shares, and 100,000,000 shares are classified as preferred stock. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. Our board of directors may elect, without stockholder approval, to: (i) sell additional shares in our current or future public offerings; (ii) issue shares of our common stock or units in our Operating Partnership in private offerings; (iii) issue shares of our common stock or units in our Operating Partnership upon the exercise of the options we may grant to our independent directors or future employees; (iv) issue shares of our common stock or units in our Operating Partnership to the Advisor or the Special Limited Partner, or their successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or in connection with the performance participation allocation; or (v) issue shares of our common stock or units in our Operating Partnership to sellers of properties we acquire in connection with an exchange of limited partnership interests of our Operating Partnership. To the extent we issue additional shares percentage ownership interests in us will be diluted. Because we hold all of our assets through the Operating Partnership, to the extent we issue additional units of our Operating Partnership, stockholders' percentage ownership interest in our assets will be diluted. Because certain classes of the units of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, you may experience substantial dilution in your percentage ownership of our shares or your interests in the underlying assets held by our Operating Partnership.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our Operating Partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, have fiduciary duties under Delaware law to our Operating Partnership and to the limited partners in connection with the management of our Operating Partnership. Our duties as general partner of our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to the corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership's partnership agreement. The partnership agreement of our Operating Partnership provides that, for so long as we own a controlling interest in our Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners may be resolved in favor of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, agents and employees will not be liable or accountable to our Operating Partnership for losses sustained, liabilities incurred or benefits not derived if we or our officers, directors, agents or employees acted in good faith. In addition, our Operating Partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our Operating Partnership, unless it is established that: (i) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified party received an improper personal benefit in money, property or services; or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to continue to conduct our operations so that neither we, nor our Operating Partnership nor the subsidiaries of our Operating Partnership are investment companies under the Investment Company Act. However, there can be no assurance that we and our subsidiaries will be able to successfully avoid operating as an investment company.

We expect that substantially all of the assets of our subsidiaries will comply with the requirements of Section 3(c)(5)(C), as such requirements have been interpreted by the SEC staff. Although we intend to monitor our portfolio periodically and prior to each investment acquisition and disposition, there can be no assurance that we will be able to maintain this exemption from registration. Existing SEC no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than 20 years ago. No assurance can be given that the SEC will concur with our classification of the assets of our subsidiaries. Future revisions to the Investment Company Act or further guidance from the SEC staff may cause us to lose our ability to rely on Section 3(c)(5)(C) or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register as an investment company but failed to do so, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration, and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan, which could materially adversely affect our NAV and our ability to pay distributions to our stockholders.

We depend on the Advisor to develop appropriate systems and procedures to control operational risks.

Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial losses, the disruption of our business, liability to third parties, regulatory intervention or damage to our reputation. We depend on the Advisor and its affiliates to develop the appropriate systems and procedures to control operational risk. We rely heavily on our financial, accounting and other data processing systems. The ability of our systems to accommodate transactions could also constrain our ability to properly manage our portfolio. Generally, the Advisor will not be liable for losses incurred due to the occurrence of any such errors.

We are subject to the risk that our trading orders in real estate-related securities may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, systems failure or human error. As a result, we could be unable to achieve the market position selected by the Advisor or might incur a loss in liquidating our positions. Since some of the markets in which we may affect transactions are over-the-counter or interdealer markets, the participants in such markets are typically not subject to credit evaluation or regulatory oversight comparable to that which members of exchange-based markets are subject. We are also exposed to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions, thereby causing us to suffer a loss.

Operational risks, including the risk of cyberattacks, may disrupt our businesses, result in losses or limit our growth.

We rely heavily on our and Starwood Capital's financial, accounting, treasury, communications and other data processing systems. Such systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems are from time to time subject to cyberattacks which may continue to increase in sophistication and frequency in the future. The risk of cybersecurity incidents may additionally be heightened by the increased prevalence and use of artificial intelligence and machine-learning technology. Attacks on Starwood Capital and its affiliates and their portfolio entities and service providers' systems could involve and, in some instances, have in the past involved attempted attacks that are intended to obtain unauthorized access to our proprietary information or personal identifying information of our stockholders, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses or other malicious code.

Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Our information and technology systems as well as those of Starwood Capital, its portfolio entities and other related parties, such as service providers, may be vulnerable to damage or interruptions from cyber security breaches, computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Cyberattacks and other security threats could originate from a wide variety of sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. There has been an increase in the frequency and sophistication of the cybersecurity threats Starwood Capital faces, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target Starwood Capital because Starwood Capital holds a significant amount of confidential and sensitive information about its investors, its portfolio entities and potential investments. As a result, Starwood Capital may face a heightened risk of a cybersecurity breach or disruption with respect to this information. If successful, these types of attacks on Starwood Capital's network or other systems could have a material adverse effect on our business and results of operations, due to, among other things, the loss of investor or proprietary data, interruptions or delays in the operation of our business and damage to our reputation. There can be no assurance that measures Starwood Capital takes to ensure the integrity of its systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful.

If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information including nonpublic personal information related to stockholders (and their beneficial owners) and material nonpublic information. Although Starwood Capital has implemented, and its portfolio entities and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Starwood Capital does not control cyber security plans and systems put in place by third party service providers, and such third party service providers may have limited indemnification obligations to Starwood Capital, its portfolio entities and us, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in Starwood Capital's, its affiliates', their portfolio entities' or our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders, material nonpublic information and the intellectual property and trade secrets and other sensitive information in the possession of Starwood Capital and portfolio entities. We, Starwood Capital or a portfolio entity could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity and other events that may affect their business and financial performance.

In addition, Starwood Capital operates in businesses that are highly dependent on information systems and technology. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which Starwood Capital operates have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the General Data Protection Regulation in the European Union and the California Consumer Privacy Act in the State of California. Some jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Breaches in security could potentially jeopardize Starwood Capital, its employees' or our investors' or counterparties' confidential and other information processed and stored in, and transmitted through Starwood Capital's computer systems and networks, or otherwise cause interruptions or malfunctions in its, its employees', our investors', our counterparties' or third parties' operations, which could result in significant losses, increased costs, disruption of Starwood Capital's business, liability to our investors and other counterparties, regulatory intervention or reputational damage.

If Starwood Capital fails to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our investors or Starwood Capital fund investors and clients to lose confidence in the effectiveness of our or Starwood Capital's security measures.

Additionally, there continues to be significant evolution and developments in the use of artificial intelligence, including machine learning and similar tools and technologies that collect, aggregate, analyze or generate data or other materials (collectively "AI"). Starwood Capital has taken meaningful steps to integrate AI into its business operations and continues to expand its use across the firm. The Company has deployed enterprise-scale large language model platforms firm-wide, enabling employees to leverage AI for research, analysis, drafting, and operational workflows. While Starwood Capital has made and expects to continue making investments in AI capabilities, the full impact of these evolving technologies on our industry or business cannot be fully determined at this time, and there can be no assurance that such investments will yield expected efficiencies or competitive advantages.

Finally, we depend on Starwood Capital's headquarters in Miami Beach, Florida and its offices in Greenwich, Connecticut for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Starwood Capital's disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

We are subject to risks associated with artificial intelligence and machine learning technology.

AI and its current and potential future applications including in the private investment and financial industries, as well as the legal and regulatory frameworks within which AI operates, continue to rapidly evolve.

Recent technological advances in AI pose risks to us, the Advisor, and our portfolio companies. We and our portfolio companies could also be exposed to the risks of AI if third-party service providers or any counterparties, whether or not known to us, also use AI in their business activities. We and our portfolio companies may not be in a position to control the use of AI technology in third-party products or services.

Use of AI could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming accessible by other third-party AI applications and users. The use of AI could also exacerbate or create new and unpredictable risks to our business, the Advisor's business, and the business of our portfolio companies, including by potentially significantly disrupting the markets in which we and our portfolio companies operate or subjecting us, our portfolio companies and the Advisor to increased competition and regulation, which could materially and adversely affect the business, financial condition or results of operations of us, our portfolio companies and the Advisor. In addition, the use of AI by bad actors could heighten the sophistication and effectiveness of cyber and security attacks experienced by our portfolio companies and the Advisor.

Independent of its context of use, AI technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that AI technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error—potentially materially so—and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of AI technology. To the extent that we or our portfolio companies are exposed to the risks of AI use, any such inaccuracies or errors could have adverse impacts on us or our investments.

AI technology and its applications, including in the private investment and financial sectors, continue to develop rapidly, and it is impossible to predict the future risks that may arise from such developments.

General Risks Related to Investments in Real Estate

Our operating results may be affected by economic and regulatory changes that impact the real estate markets in general.

We are subject to risks generally attributable to the ownership of real property, including:

- changes in global, national, regional or local economic, demographic or capital market conditions, including economic impacts resulting from trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts, war (including the ongoing conflicts in the Middle East and Ukraine) and actual or perceived instability in the U.S. banking system;

- future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

- adverse economic conditions as a result of an epidemic, pandemic or other health-related issues in one or more markets where we own property;

- changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

- vacancies, fluctuations in the average occupancy and room rates for hospitality properties or inability to lease space on favorable terms;

- increased competition for properties targeted by our investment strategy;

- bankruptcies, financial difficulties or lease defaults by our tenants;

- increases in interest rates, and lack of availability of financing and inflation; and

- changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to stockholders.

Uncertainty about U.S. federal initiatives could negatively impact our business, financial condition and results of operations.

There is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far-reaching implications. The current U.S. presidential administration's changes to U.S. policy may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know the impact of them.

Changes to U.S. tariff and import/export regulations may have an adverse effect on our business, financial condition and results of operations.

There have been significant changes, and continue to be ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs, creating significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with epidemics and pandemics.

Certain countries have been susceptible to epidemics which can be designated as pandemics by world health authorities. The outbreak of such epidemics or pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and could continue to have a negative impact on the economy and business activity globally (including in the countries in which we invest), and therefore can be expected to adversely affect our performance investments. Furthermore, the rapid development of epidemics or pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to us and the performance of our investments, portfolio entity operations, and our ability to achieve our investment objectives.

Our portfolio may be concentrated in a limited number of asset types, geographies or investments.

Our portfolio may be heavily concentrated at any time in only a limited number of asset types, geographies or investments, and, as a consequence, our aggregate return may be substantially affected by the unfavorable performance of even a single investment. Currently, our portfolio is heavily concentrated in multifamily and industrial assets and geographically concentrated in the Southern and Western regions of the United States. As a result, our portfolio may become more susceptible to fluctuations in value resulting from adverse economic or business conditions affecting these asset types or geographies. Investors have no assurance as to the degree of diversification in our investments, either by geographic region or asset type.

Risks associated with natural disasters and climate change may adversely affect our business and financial results and damage our reputation.

Certain regions in which we invest or conduct activities related to investments are susceptible to natural disasters, such as earthquakes (particularly regions located within the "Ring of Fire," the series of oceanic trenches, volcanic arcs and converging tectonic plates that account for approximately 90% of the world's earthquakes), and disease outbreaks that could have a severe impact on the value of, and even destroy, assets in those regions. Health or other government regulations adopted in response to natural calamities may require temporary closure of corporate and governmental offices upon a disaster, which would severely disrupt our operations in the affected area. Catastrophic losses may either be uninsurable or insurable at such high rates as to make coverage impracticable. If a major uninsured loss were to occur with respect to any of our investments, we could lose both invested capital and anticipated profits.

There has been increasing awareness and concern of severe weather, other climate events outside of the historical norm and other effects of climate change. Transition risks associated with climate change include higher energy costs, higher costs of supply chain services, increased frequency of supply chain disruptions and new or more stringent environment regulations. For example, government restrictions, standards or regulations intended to reduce greenhouse gas emissions (GHG) and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on the development of commercial real estate (e.g., "green" building codes or other standards on water and energy usage and efficiency). Such restrictions and requirements, along with rising insurance premiums resulting from climate change, could increase our costs or require additional technology and capital investment by us, which could adversely affect our results of operations. This is a particular concern in the western and northeastern United States, where some of the most extensive and stringent environmental laws, health and safety and building construction standards in the U.S. have been enacted, and where we have properties in our investment portfolio. In addition, new climate change-related regulations may result in enhanced disclosure obligations, which could materially increase our regulatory burden and compliance costs.

Further, physical effects of climate change including changes in global weather patterns, rising sea levels, changing temperature averages or extremes and extreme weather events such as wildfires, hurricanes, droughts or floods, can also have an adverse impact on certain properties. To the extent the effects of climate change increase, we would expect the frequency and impact of weather and climate-related events and conditions to increase as well. For example, unseasonal or extreme weather events can have a material impact on hospitality businesses or properties resulting in increased costs to remedy or repair impacts or from investments made in advance of such events to minimize potential damage. Additionally, there may be actual or threatened damage related to actual or forecasted extreme weather events that could increase the cost of, or render unavailable, insurance on favorable terms on the properties underlying our investments. Repair, remediation or insurance expenses could reduce net operating income of properties and the value of our investment related to such properties.

Some physical risk is inherent in all properties, particularly in properties in certain locations and in light of the unknown potential for extreme weather or other events that could occur related to climate change.

Further, certain regions in which we invest or conduct activities related to investments are particularly sensitive to weather and climate conditions. In addition, climate change is widely considered to be a significant threat to the global economy. Our Advisor, we and our investments may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events, rising sea levels and increased volatility in seasonal temperatures, which can interfere with operations and increase operating costs. Moreover, damage resulting from extreme weather may not be fully insured. Additionally, the Paris Agreement and other initiatives by international, federal, state and local policymakers and regulatory authorities as well as private actors seeking to reduce or mitigate the effects of GHG emissions may expose certain assets to so-called "transition risks" in addition to physical risks, such as: (i) political and policy risks (e.g., changing regulatory incentives and legal requirements, including enhanced disclosure obligations with respect to GHG emissions, that could result in increased costs or changes in business operations); (ii) regulatory and litigation risks (e.g., changing legal requirements that could result in increased permitting, tax and compliance costs, changes in business operations, or the discontinuance of certain operations, and litigation seeking monetary or injunctive relief related to climate impacts); (iii) technology and market risks (e.g., declining market for assets, products and services seen as GHG intensive or less effective than alternatives in reducing GHG emissions) and (iv) reputational risks (e.g., risks tied to changing investor, customer or community perceptions of an asset's relative contribution to GHG emissions or the adequacy of our response to climate change). The Advisor cannot rule out the possibility that climate risks, including changes in weather and climate patterns, could result in unanticipated delays or expenses and, under certain circumstances, could prevent completion of investment activities once undertaken, any of which could have a material adverse effect on an investment or us.

Our board of directors may change our investment and operational policies or our investment guidelines without stockholder consent.

Except for changes to the investment restrictions contained in our charter, which require stockholder consent to amend, our board of directors may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in this prospectus. Our board of directors also approved very broad investment guidelines with which the Advisor must comply, but these guidelines provide the Advisor with broad discretion and can be changed by our board of directors. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could materially affect our results of operations and financial condition.

We may have difficulty selling our properties, which may limit our flexibility and ability to pay distributions.

Because real estate investments are relatively illiquid, it could be difficult for us to promptly sell one or more of our properties on favorable terms. This may limit our ability to change our portfolio quickly in response to adverse changes in the performance of any such property or economic or market trends. In addition, U.S. federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions could adversely affect our results of operations and financial condition.

We face risks associated with property acquisitions.

We acquire properties and portfolios of properties, including large portfolios that could result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:

- we may be unable to complete an acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;

- we may be unable to obtain financing for acquisitions on commercially reasonable terms or at all;

- acquired properties may fail to perform as expected;

- acquired properties may be subject to litigation risks;

- acquired properties may be located in new markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

In addition, while we will continue to invest primarily in stabilized, income-oriented real estate, we may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. These investments are generally subject to higher risk of loss than investments in stabilized real estate and there is no guarantee that any renovation or repositioning will be successful, or that the actual costs will not be greater than our estimates.

Competition in acquiring properties may reduce our profitability and the return on your investment.

We face competition from various entities for investment opportunities in properties, including other REITs, real estate operating companies, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by the Advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities under Starwood Capital's prevailing policies and procedures. Many of these entities may have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets could have a material impact on the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. The lack of available debt on reasonable terms or at all could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, over the past several years, a number of real estate funds and publicly traded and non-listed REITs have been formed and others have been consolidated (and many such existing funds have grown in size) for the purposes of investing in real estate debt. Additional real estate funds, vehicles and REITs with similar investment objectives may be formed in the future by other unrelated parties and further consolidations may occur (resulting in larger funds and vehicles). Consequently, it is expected that competition for appropriate investment opportunities may reduce the number of investment opportunities available to us and adversely affect the terms, including price, upon which investments can be made. Additionally, rapid advances in AI may intensify competition and disrupt traditional operating models, creating pressures and operational uncertainties across industries. This competition may cause us to acquire properties and other investments at higher prices or by using less-than-ideal capital structures, and in such case our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

We may make a substantial amount of joint venture investments, including with Starwood Capital affiliates. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners.

We have co-invested and may continue to co-invest with Starwood Capital affiliates or third parties in partnerships or other entities that own real estate properties, which we collectively refer to as joint ventures. We may acquire non-controlling interests in joint ventures. Pursuant to the terms of our joint venture agreements, our joint venture partners may receive a promoted interest from the joint venture subject to agreed performance hurdles, which have the impact of reducing our profits from these joint venture investments. Even if we have some control in a joint venture, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were another party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the joint venture partner would have full control over the joint venture. Disputes between us and joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with joint venture partners might result in subjecting properties owned by the joint venture to additional risk. In some cases, our joint venture partner may be entitled to property management fees, promote or other incentive fee payments as part of the arrangement of the joint venture. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

In addition, in connection with any shared investments in which we participate alongside any Other Starwood Accounts, the Advisor may from time to time grant absolutely or share with such Other Starwood Accounts certain rights relating to such shared investments for legal, tax, regulatory or other reasons, including, in certain instances, rights with respect to the structuring or sale of such shared investments. There is no guarantee that we will be able to co-invest with any Other Starwood Account. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Starwood Accounts.

Some additional risks and conflicts related to our joint venture investments (including joint venture investments with Starwood Capital affiliates) include:

- the joint venture partner may have economic or other interests that are inconsistent with our interests, including interests relating to the financing, management, operation, leasing or sale of the assets purchased by such joint venture;

- pursuant to the terms of our joint venture agreements, our joint venture partners may receive a promoted interest from the joint venture subject to agreed performance hurdles, which may cause their interests to differ from ours;

- tax, Investment Company Act and other regulatory requirements applicable to the joint venture partner may cause it to want to take actions contrary to our interests;

- the joint venture partner may have joint control of the joint venture even in cases where its economic stake in the joint venture is significantly less than ours;

- under the joint venture arrangement, neither we nor the joint venture partner will be in a position to unilaterally control the joint venture, and deadlocks may occur. Such deadlocks could adversely impact the operations and profitability of the joint venture, including as a result of the inability of the joint venture to act quickly in connection with a potential acquisition or disposition. In addition, depending on the governance structure of such joint venture partner, decisions of such vehicle may be subject to approval by individuals who are independent of Starwood Capital;

- under the joint venture arrangement, if we have a right of first refusal to buy out a joint venture partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so;

- under the joint venture arrangement, we and the joint venture partner may have a buy/sell right and, as a result of an impasse that triggers the exercise of such right, we may be forced to sell our investment in the joint venture, or buy the joint venture partner's share of the joint venture at a time when it would not otherwise be in our best interest to do so; and

- our participation in investments in which a joint venture partner participates will be less than what our participation would have been had such other vehicle not participated, and because there may be no limit on the amount of capital that such joint venture partner can raise, the degree of our participation in such investments may decrease over time.

Furthermore, we may have conflicting fiduciary obligations if we acquire properties with our affiliates or other related entities; as a result, in any such transaction we may not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

We have in the past acquired and may in the future acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on the Advisor in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on investments in real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

There can be no assurance that the Advisor will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices or material misstatements or omissions during the due diligence phase or during our efforts to monitor and disclose information about the investment on an ongoing basis or that any risk management procedures implemented by us will be adequate.

When conducting due diligence and making an assessment regarding an investment, the Advisor will rely on the resources available to it, including information provided or reported by the seller of the investment and, in some circumstances, third-party investigations. The due diligence investigation that the Advisor carries out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. Conduct occurring at the portfolio property, even activities that occurred prior to our investment therein, could have an adverse impact on us.

In the event of fraud by the seller of any portfolio property, we may suffer a partial or total loss of capital invested in that property. An additional concern is the possibility of material misrepresentation or omission on the part of the seller. Such inaccuracy or incompleteness may adversely affect the value of our investment in the portfolio property. We will rely upon the accuracy and completeness of representations made by sellers of portfolio properties in the due diligence process to the extent reasonable when we make our investments, but cannot guarantee such accuracy or completeness.

In addition, we rely on information, including financial information and non-GAAP metrics, provided by sellers of our investments for disclosure to our investors about potential acquisitions or current assets owned by us. Accordingly, although we believe such information to be accurate, such information cannot be independently verified by the Advisor, and in some cases such information has not been independently reviewed or audited while under our ownership or control or at all. We cannot assure you that that the financial statements or metrics of properties we have acquired or will acquire would not be materially different if such statements or metrics had been independently audited or reviewed.

Consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process and/or the ongoing operation of our portfolio properties to varying degrees depending on the type of investment. For example, certain asset management and finance functions, such as data entry relating to a portfolio property, may be outsourced to a third party service provider whose fees and expenses will be borne by such portfolio property or us. Such involvement of third party advisors or consultants may present a number of risks primarily relating to our reduced control of the functions that are outsourced.

The inability of property managers to effectively operate our properties and leasing agents to lease vacancies in our properties would hurt our financial performance.

The Advisor hires property managers to manage our properties and leasing agents to lease vacancies in our properties, some of whom are affiliates of the Advisor. The property managers have significant decision-making authority with respect to the management of our properties. We are particularly dependent on property managers of any hospitality and leisure properties we invest in. Our ability to direct and control how our properties are managed on a day-to-day basis may be limited because we engage other parties to perform this function. Thus, the success of our business may depend in large part on the ability of our property managers to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. Any adversity experienced by, or problems in our relationship with, our property managers or leasing agents could adversely impact the operation and profitability of our properties.

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and could adversely affect our operations and ability to pay distributions.

Rental income from real property, directly or indirectly, constitutes a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing loans we own. Our tenants may be negatively affected by continued market volatility, trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts, war, disruptions in global supply chains, natural disasters, public health or pandemic crises, actual or perceived instability in the U.S. banking system, labor shortages, tariffs, elevated consumer prices or broad inflationary pressures, any of which may have a negative impact on our tenant's ability to execute on their business plans and their ability to perform under the terms of their obligations. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may adversely affect our operations and our ability to pay distributions.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

We may be unable to renew leases as leases expire.

We may not be able to lease properties that are vacant or become vacant because a tenant decides not to renew its lease or by the continued default of a tenant under its lease. In addition, certain of the properties we acquire may have some level of vacancy at the time of acquisition. Certain other properties may be specifically suited to the particular needs of a tenant and may become vacant after we acquire them. Even if a tenant renews its lease or we enter into a lease with a new tenant, the terms of the new lease may be less favorable than the terms of the old lease. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the property's leases. If we are unable to promptly renew or enter into new leases, or if the rental rates are lower than expected, our results of operations and financial condition will be adversely affected. For example, following the termination or expiration of a tenant's lease there may be a period of time before we will begin receiving rental payments under a replacement lease. During that period, we will continue to bear fixed expenses such as interest, real estate taxes, maintenance, security, repairs and other operating expenses. In addition, declining economic conditions may impair our ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants may require us to make capital improvements to properties which would not have otherwise been planned. Any unbudgeted capital improvements that we undertake may divert cash that would otherwise be available for distributions or for satisfying repurchase requests. Ultimately, to the extent that we are unable to renew leases or re-let space as leases expire, decreased cash flow from tenants will result, which could adversely impact our operating results.

We may be required to expend funds to correct defects or to make improvements before a tenant can be found for a property at an attractive lease rate or an investment in a property can be sold. No assurance can be given that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed on that property. These factors and others that could impede our ability to respond to adverse changes in the performance of our properties could significantly affect our financial condition and operating results.

Our properties face significant competition.

We face significant competition from owners, operators and developers of properties. Substantially all of our properties will face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. If one of our properties were to lose an anchor tenant, this could impact the leases of other tenants, who may be able to modify or terminate their leases as a result.

Our properties may be leased at below-market rates under long-term leases.

We may seek to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, provided that contractual rent increases are included. In addition, where appropriate, we will seek leases that provide for operating expenses, or expense increases, to be paid by the tenants. These leases may allow tenants to renew the lease with pre-defined rate increases. If we do not accurately judge the potential for increases in market rental rates, we may set the rental rates of these long-term leases at levels such that even after contractual rental increases, the resulting rental rates are less than then-current market rental rates. Further, we may be unable to terminate those leases or adjust the rent to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.

We may experience material losses or damage related to our properties and such losses may not be covered by insurance.

We may experience losses related to our properties arising from natural disasters and acts of God, vandalism or other crime, faulty construction or accidents, fire, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, acts of terrorism or other catastrophes. We plan to carry insurance covering our properties under policies the Advisor deems appropriate. The Advisor will select policy specifications and insured limits that it believes to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Insurance policies on our properties may include some coverage for losses that are generally catastrophic in nature, such as losses due to terrorism, earthquakes and floods, but we cannot assure our stockholders that it will be adequate to cover all losses and some of our policies will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. In general, losses related to terrorism are becoming harder and more expensive to insure against. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total costs of casualty insurance for a property. As a result, not all investments may be insured against terrorism. If we or one or more of our tenants experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We could become subject to liability for environmental violations, regardless of whether we caused such violations.

We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or managers for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances, and regulations, a current or former owner or manager of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred.

In addition, third parties may sue the owner or manager of a property for damages based on personal injury, natural resources, or property damage or for other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. In addition, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants. There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or that the environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties. There can be no assurance that these laws, or changes in these laws, will not have a material adverse effect on our business, results of operations or financial condition.

Our properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Some of our leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space. If we purchase residential properties, the leases for such properties typically will not allow us to pass through real estate taxes and other taxes to residents of such properties. Consequently, any tax increases may adversely affect our results of operations at such properties.

Certain of our investments are in the form of ground leases, which provide limited rights to the underlying property.

We invest from time to time in real estate properties that are subject to ground leases. As a lessee under a ground lease, we may be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may adversely impact our investment performance. Furthermore, ground leases generally provide for certain provisions that limit the ability to sell certain properties subject to the lease. In order to assign or transfer rights and obligations under certain ground leases, we will generally need to obtain consent of the landlord of such property, which, in turn, could adversely impact the price realized from any such sale.

We are subject to additional risks from our non-U.S. investments.

We have purchased and expect to continue to purchase real estate investments located internationally. Non-U.S. real estate investments involve certain factors not typically associated with investing in real estate investments in the U.S., including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors' rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance, including compliance with the United States Foreign Corrupt Practices Act; (ix) political hostility to investments by foreign investors; and (x) less publicly available information. Furthermore, while we may have the capacity, but not the obligation, to mitigate such additional risks, including through the utilization of certain foreign exchange hedging instruments, there is no guarantee that we will be successful in mitigating such risks and in turn may introduce additional risks and expenses linked to such efforts.

We could be negatively impacted by the condition of Fannie Mae or Freddie Mac and by changes in government support for multifamily housing.

Fannie Mae and Freddie Mac are a major source of financing for multifamily real estate in the United States. We expect to utilize loan programs sponsored by these entities as a source of capital to finance our growth and our operations. A decision by the U.S. government to eliminate or downscale Fannie Mae or Freddie Mac or to reduce government support for multifamily housing more generally may adversely affect interest rates, capital availability, development of multifamily communities and the value of multifamily assets and, as a result, may adversely affect our future growth and operations. Any potential reduction in loans, guarantees and credit enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could:

- make it more difficult for us to secure new takeout financing for any multifamily development projects we acquire;

- hinder our ability to refinance any completed multifamily assets;

- decrease the amount of available liquidity and credit that could be used to broaden our portfolio through the acquisition of multifamily assets; and

- require us to obtain other sources of debt capital with potentially different terms.

Short-term leases associated with our multifamily and single-family rental properties may expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions.

Substantially all of our leases for our multifamily and single-family rental properties are on a short-term basis. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Increased levels of unemployment could adversely affect the occupancy and rental rates of our multifamily and single-family rental properties.

Increased levels of unemployment in multifamily and single-family rental markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily and single-family rental occupancy and rental rates have historically been adversely affected by:

- rental residents deciding to share rental units and therefore rent fewer units;

- potential residents moving back into family homes or delaying leaving family homes;

- a reduced demand for higher-rent units;

- a decline in household formation;

- persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;

- the inability or unwillingness of residents to pay rent increases; and

- increased collection losses.

These factors generally have contributed to lower rental rates. Our results of operations, financial condition and ability to make distributions to our stockholders may be adversely affected if these factors do not improve or worsen.

A number of our residential properties are part of homeowner's associations ("HOAs"), and we and tenants of such properties are subject to the rules and regulations of such HOAs, which are subject to change and may be arbitrary or restrictive. Violations of such rules may subject us to additional fees, penalties and litigation with such HOAs which would be costly.

A number of our residential properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. We pay all HOA fees and assessments directly. The majority of the HOA fees due on our properties are billed annually. The fees are paid when due by our property managers and are included in our property and operating expenses. HOAs in which we own properties may have or may enact onerous or arbitrary rules that restrict our ability to restore, market or lease our properties or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale or the requirement that specific construction materials be used in restorations. Some HOAs also impose limits on the number of property owners who may rent their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs of lost rental revenue. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. Furthermore, in certain jurisdictions, HOAs may have a statutory right of first refusal to purchase certain types of properties we may desire to sell. Moreover, in certain jurisdictions (such as in Florida), HOAs may be entitled to dispute rent increases, which may result in arbitration. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

If any credit market disruptions or economic slowdowns occur, any investments in multifamily properties may face increased competition from single-family homes, condominiums for rent and new supply, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Our multifamily properties may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Competition can also be impacted by the addition of new supply of multifamily properties. Such competitive housing alternatives may become more prevalent in a particular area in the event of any tightening of mortgage lending underwriting criteria, homeowner foreclosures, declines in single-family home and condominium sales or lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

We may not be able to attract desirable tenants for our residential properties and may have difficulty evicting defaulting tenants.

Our success with residential rentals will depend, in large part, upon our ability to attract and retain qualified tenants for our residential properties. If we are unable to attract quality tenants our rental revenues will be adversely affected. If certain of our tenants cease paying rent, we may be unable or unwilling to evict such tenants due to legal, regulatory or practical concerns and, as a result, may be unable to enter into a new lease for the applicable unit or property, resulting in lost revenue. In addition, our efforts to evict residential tenants may result in litigation, resulting in increased expenses and potential liability for our residential properties.

Rent control and other changes in applicable laws, or noncompliance with applicable laws, could adversely affect our residential properties.

Lower revenue growth or significant unanticipated expenditures may result from rent control or rent stabilization laws or other residential landlord/tenant laws. Municipalities may implement, consider or be urged by advocacy groups to consider rent control or rent stabilization laws and regulations or take other actions that could limit our ability to raise rents based on market conditions. These initiatives and any other future enactments of rent control or rent stabilization laws or other laws regulating multifamily housing, as well as any lawsuits against us arising from such rent control or other laws, may reduce rental revenues or increase operating costs. Such laws and regulations may limit our ability to charge market rents, increase rents, evict tenants or recover increases in our operating costs and could make it more difficult or less profitable for us to dispose of properties in certain circumstances. Expenses associated with investments in residential properties, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in rental income from such properties. Additionally, recent policy proposals aimed at limiting institutional investors from buying single-family housing could reduce our ability to acquire certain single-family housing, increase regulatory uncertainty, and reduce the number of buyers for single-family housing, which may adversely affect market dynamics and valuations.

Our industrial properties face unique risks, including risks that can impact our industrial property tenants.

Our industrial properties face unique risks, including risks that impact the tenants of these properties. First, our industrial properties may be adversely affected if manufacturing activity decreases in the United States. Trade agreements with foreign countries have given employers the option to utilize less expensive non-U.S. manufacturing workers. Outsourcing manufacturing activities could reduce the demand for our industrial properties, thereby reducing the profitability of our industrial tenants and the demand for and profitability of our industrial properties. In addition, the supply of industrial properties in the United States is expected to increase in the near term. These new properties may be preferable to older buildings as a result of tenant preferences. As a result, this new supply could have a negative impact on our industrial portfolio.

We may be involved in disputes over ownership of land.

In certain jurisdictions, including the United States, title insurance is readily available to cover this risk, though typical exclusions from policies may render them ineffective in certain cases. In jurisdictions where title insurance is not readily available, or where we do not obtain it, we could rely on opinions of title from lawyers or other professionals, which may prove inaccurate. Furthermore, in some jurisdictions, certain social groups may have claims against property that otherwise appears to be properly entitled in the real estate registries, which may encumber title of property acquired by us or our portfolio entities. In other jurisdictions, the real estate registry commonly does not reflect the true holder of the real estate title, which complicates title research and may result in title problems. Finally, in some jurisdictions, a purchase of real property can be attacked as not meeting "true sale" requirements and recharacterized as secured financing in the event the seller becomes insolvent. If any of these events occurs in relation to any of our interests or properties, we could lose value or certain of its rights in relation thereto.

We may be adversely affected by trends in the office real estate industry.

Some businesses are rapidly evolving to make employee telecommuting, flexible work schedules, open workplaces and teleconferencing increasingly common. These practices enable businesses to reduce their space requirements. A continuation of the movement towards these practices could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations, each of which could have an adverse effect on our financial position, results of operations, cash flows and ability to make expected distributions to our stockholders.

The seasonal nature of the hospitality industry may have a negative impact on our hospitality properties.

The hospitality or leisure industry is seasonal in nature. Seasonal slowdown is generally in the third quarter and, to a lesser extent, in the fourth quarter of each year. As a result of the seasonality of the hospitality or leisure industry, there will likely be quarterly fluctuations in results of operations of any hospitality or leisure properties that we may own. In addition, any such properties that we may own may be adversely affected by factors outside our control, such as extreme weather conditions or natural disasters, terrorist attacks or alerts, outbreaks of contagious diseases, airline strikes, travel bans, economic factors and other considerations affecting travel.

The hospitality or leisure market is highly competitive and generally subject to greater volatility than our other market segments.

The hospitality or leisure business is highly competitive and influenced by factors such as general and local economic conditions, public health crises, location, room rates, quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. Competition also comes from non-traditional hospitality sources, such as home-sharing platforms. This competition, along with other factors, such as overbuilding in the hospitality or leisure industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our hospitality or leisure properties. The demand for rooms at any hospitality or leisure properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquire. This volatility in room demand and occupancy rates could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to stockholders.

Government housing regulations may limit the opportunities at some of the government-assisted housing properties we invest in, and failure to comply with resident qualification requirements may result in financial penalties and/or loss of benefits, such as rental revenues paid by government agencies.

To the extent that we invest in government-assisted housing, we may acquire properties that benefit from governmental programs intended to provide affordable housing to individuals with low or moderate incomes. These programs, which are typically administered by the U.S. Department of Housing and Urban Development ("HUD") or state housing finance agencies, typically provide mortgage insurance, favorable financing terms, tax credits or rental assistance payments to property owners. As a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts and impose restrictions on resident incomes. Failure to comply with these requirements and restrictions may result in financial penalties or loss of benefits. In addition, we will often need to obtain the approval of HUD in order to acquire or dispose of a significant interest in or manage a HUD-assisted property.

Our retail tenants will face competition from numerous retail channels.

Retailers leasing our properties will face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and shopping via the internet. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

We invest in commercial properties subject to net leases, which could subject us to losses.

We invest in commercial properties subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties. As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate. In addition, we may have limited oversight into the operations or the managers of these properties, subject to the terms of the net leases.

Certain commercial properties subject to net leases in which we invest may be occupied by a single tenant and, therefore, the success of such investments is largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

We may acquire these investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof. If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and the timing of our income inclusion could differ from that of the lease payments. If a sale-leaseback transaction were so recharacterized (or otherwise not respected as a lease), we might fail to satisfy the REIT qualification "asset tests" or "income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.

If a tenant of a net lease defaults and we are unable to find a replacement tenant, we may attempt to hold and operate the relevant property ourselves through a TRS, which would subject income on the property to corporate-level taxation, thereby reducing our funds available for distribution. In certain circumstances, depending on how much capacity we have available of the total value we are permitted to hold in TRSs under applicable rules, we may not be able to hold and operate the property in a TRS, which could result in the property and the related income not satisfying the REIT qualification asset and income tests and could jeopardize our REIT status.

Certain of our investments may have additional capital requirements.

Certain of our investments, including those that may be in a development phase, if any, are expected to require additional financing to satisfy their working capital requirements or development strategies. The amount of such additional financing needed will depend upon the maturity and objectives of the particular asset, which may be an unfavorable price at such time. Each round of financing (whether from us or other investors) is typically intended to provide enough capital to reach the next major milestone in an asset's life-cycle. If the funds provided are not sufficient, additional capital may be required to be raised at a price unfavorable to the existing investors, including us. In addition, we may make additional debt and equity investments or exercise warrants, options, convertible securities or other rights that were acquired in the initial investment in such portfolio company in order to preserve our proportionate ownership when a subsequent financing is planned, or to protect our investment when such portfolio company's performance does not meet expectations. The availability of capital is generally a function of capital market conditions that are beyond the control of us or any portfolio company. There can be no assurance that we or any portfolio company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to provide sufficient additional capital with respect to an investment could adversely affect our performance.

High interest rates and elevated inflation may adversely affect our financial condition and results of operations.

Periods of elevated inflation and high interest rates, such as that experienced in recent years, can contribute to significant volatility in the equity and debt markets and economic deceleration or contraction in the rate of growth in certain industries, sectors or geographies. High interest rates and elevated inflation could have an adverse impact on our floating rate mortgages, credit facilities and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. High interest rates and inflation could also have an adverse effect on consumer spending, which could impact our tenants' revenues and, in turn, our percentage rents, where applicable.

In addition, leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases and our operating and other expenses are increasing faster than anticipated, our business, financial condition, results of operations, cash flows or our ability to satisfy our debt service obligations or to pay distributions on our common stock could be materially adversely affected.

General Risks Related to Investments in Real Estate Debt

Our debt investments face prepayment risk and interest rate fluctuations that may adversely affect our results of operations and financial condition.

During periods of declining interest rates, the issuer of a security or borrower under a loan may exercise its option to prepay principal earlier than scheduled, forcing us to reinvest the proceeds from such prepayment in lower yielding securities or loans, which may result in a decline in our return. Debt investments frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met. An issuer may choose to redeem a debt security if, for example, the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. In addition, the market price of our investments will change in response to changes in interest rates and other factors. During periods of rising interest rates, the market price of such investments generally declines. Conversely, during periods of declining interest rates, the market price of fixed-rate debt investments generally rises. The magnitude of these fluctuations in the market price of debt investments is generally greater for securities with longer maturities. These changes could have an impact on the value of our investments.

Reinvestment risk could affect the price for our shares or their overall returns.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called securities at market interest rates that are below our securities portfolio's current earnings rate. A decline in income could affect the market price for our shares or their overall returns.

Real estate debt investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.

We may invest from time-to-time in real estate debt investments. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers or real estate collateral relating to our investments and may include economic or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals (including average occupancy, operating income and room rates for hospitality properties), the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy, supply, and labor shortages, various uninsured or uninsurable risks, natural disasters, political elections and other events, government shutdowns, trade barriers, tariffs, currency exchange controls, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity (including restrictions on travel or quarantine imposed), environmental liabilities, contingent liabilities on disposition of assets, acts of God, terrorist attacks, geopolitical events, military conflicts, war (including the ongoing conflicts in the Middle East and Ukraine), demand and/or real estate values generally and other factors that are beyond the control of the Advisor. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of investments because investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

The Advisor cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and/or market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. Any such changes in loan structures and/or market terms may make it more difficult for us to monitor and evaluate investments.

We may invest in commercial mortgage loans, which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.

We may invest from time to time in commercial mortgage loans, including mezzanine loans and B-notes, which are secured by properties and are subject to risks of delinquency and foreclosure and risks of loss. Commercial real estate loans are generally not fully amortizing, which means that they may have a significant principal balance or balloon payment due on maturity. Full satisfaction of the balloon payment by a commercial borrower is heavily dependent on the availability of subsequent financing or a functioning sales market, as well as other factors such as the value of the property, the level of prevailing mortgage rates, the borrower's equity in the property and the financial condition and operating history of the property and the borrower. In certain situations, and during periods of credit distress, the unavailability of real estate financing may lead to default by a commercial borrower. In addition, in the absence of any such takeout financing, the ability of a borrower to repay a loan secured by an income-producing property will depend upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Furthermore, we may not have the same access to information in connection with investments in commercial mortgage loans, either when investigating a potential investment or after making an investment, as compared to publicly traded securities.

Commercial mortgage loans are usually nonrecourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan, then the options for financial recovery are limited. To the extent the underlying default rates with respect to the pool or tranche of commercial real estate loans in which we directly or indirectly invest increase, the performance of our investments related thereto may be adversely affected. Default rates and losses on commercial mortgage loans will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower's equity in the mortgage property and the financial circumstances of the borrower. A continued decline in specific commercial real estate markets and property valuations may result in higher delinquencies and defaults and potentially foreclosures. In the event of default, the lender will have no right to assets beyond collateral attached to the commercial mortgage loan.

In the event of any default under a mortgage or real estate loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage or real estate loan, which could have a material adverse effect on our profitability. In the event of the bankruptcy of a mortgage or real estate loan borrower, the mortgage or real estate loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage or real estate loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Additionally, in the event of a default under any senior debt, the junior or subordinate lender generally forecloses on the equity, purchases the senior debt or negotiates a forbearance or restructuring arrangement with the senior lender in order to preserve its collateral.

We may invest in subordinated debt, which is subject to greater credit risk than senior debt.

We may from time to time invest in debt instruments, including junior tranches of CMBS and "mezzanine" or junior mortgage loans (e.g., B-Notes), that are subordinated in an issuer's capital structure. To the extent we invest in subordinated debt of an issuer's capital structure or subordinated CMBS bonds, such investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of any senior creditors and, to the extent applicable, contractual inter-creditor or participation agreement provisions. To the extent we hold an equity or "mezzanine" interest in any issuer that is unable to meet its debt payment obligations, such an equity or mezzanine interest could become subordinated to the rights of such issuer's creditors in a bankruptcy.

Investments in subordinated debt involve greater credit risk of default than the senior classes of the issue or series. Subordinated tranches of CMBS or other investments absorb losses from default before other more senior tranches of CMBS to which it is subordinate are put at risk. In addition, mezzanine loans are not secured by interests in the underlying commercial properties. As a result, to the extent we invest in subordinate debt instruments (including CMBS), we would potentially receive payments or interest distributions after, and must bear the effects of losses or defaults on the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive.

We may find it necessary or desirable to foreclose on certain of the loans or CMBS we acquire, and the foreclosure process may be lengthy and expensive. The protection of the terms of the applicable loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests may not be adequate. Furthermore, claims may be asserted by lenders or borrowers that might interfere with enforcement of our rights. Borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no basis in fact, in an effort to prolong the foreclosure action and seek to force the lender into a modification of the loan or a favorable buy-out of the borrower's position in the loan. In some states, foreclosure actions can take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy or its equivalent, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process and potentially result in a reduction or discharge of a borrower's debt. Foreclosure may create a negative public perception of the related property, resulting in a diminution of its value, and in the event of any such foreclosure or other similar real estate owned-proceeding, we would also become the subject to the various risks associated with direct ownership of real estate, including environmental liabilities. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss.

We may invest in high-yield securities, which are generally subject to more risk than higher rated securities.

Debt securities that are, at the time of purchase, rated below investment grade (below Baa by Moody's and below BBB by S&P and Fitch), an equivalent rating assigned by another nationally recognized statistical rating organization or unrated but judged by the Advisor to be of comparable quality are commonly referred to as "high-yield" securities.

Investments in high-yield securities generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High-yield securities are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of high-yield securities may be more complex than for issuers of higher quality securities.

High-yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of high yield securities defaults, in addition to risking non-payment of all or a portion of interest and principal, we may incur additional expenses to seek recovery. The market prices of high-yield securities structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash.

The secondary market on which high-yield securities are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the price at which we could sell a high yield security, and could adversely affect the NAV of our shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly-traded market. When secondary markets for high yield securities are less liquid than the market for investment grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and we may have greater difficulty selling securities we may acquire. We are more dependent on the Advisor's research and analysis when investing in high-yield securities.

Some of our real estate-related debt securities investments may become distressed, which securities would have a high risk of default and may be illiquid.

While it is generally anticipated that any real estate-related debt securities investments we may make will focus primarily on investments in non-distressed real estate-related securities (based on our belief that there is not a low likelihood of repayment), any such investments may become distressed following our acquisition thereof. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is no assurance that the Advisor will correctly evaluate the value of the assets collateralizing such investments or the prospects for a successful reorganization or similar action.

These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on any real estate-related debt securities investments and in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transactions under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we held, or may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

The lack of liquidity in real estate-related debt securities investments we make may adversely affect our business.

There can be no assurance that there will be a ready market for the resale of any real estate-related debt securities investments we may make because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us, particularly for certain of our loan investments. The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of any such investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our investments quickly.

We may acquire and sell residential credit investments, which may subject us to legal, regulatory and other risks that could adversely impact our business and financial results.

We may invest directly and indirectly in residential credit investments, which may include performing loans, nonperforming loans, residential mortgage loans and residential mortgage-backed securities ("RMBS"), which represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Investments in residential credit (including RMBS) are subject to various risks and uncertainties, including credit, market, interest rate, structural and legal risk. These risks may be magnified by volatility in the economy and in real estate markets generally. Residential credits are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors.

Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued may be guaranteed. The rate of defaults and losses on residential mortgage loans are affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower's equity in the mortgaged property, and the financial circumstances of the borrower. Certain mortgage loans may be of sub-prime credit quality (i.e., do not meet the customary credit standards of Fannie Mae and Freddie Mac). Delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Residential mortgage loans in an issue of RMBS may also be subject to various U.S. federal and state laws, foreign laws, public policies and principles of equity that protect consumers which, among other things, may regulate interest rates and other fees, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information, and regulate debt collection practices. In addition, a number of legislative proposals have been introduced in the United States at the federal, state, and municipal level that are designed to discourage predatory lending practices. Violation of such laws, public policies, and principles may limit the servicer's ability to collect all or part of the principal or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and administrative enforcement. Any such violation could also result in cash flow delays and losses on the related issue of RMBS.

We may invest in RMBS, which may include government mortgage pass-through securities and non-agency RMBS, which are subject to certain other risks which may adversely affect our results of operations and financial condition.

We may acquire investments in RMBS that are subject to the risks of defaults, foreclosure timeline extension, fraud, home price depreciation and unfavorable modification of loan principal amount, interest rate and amortization of principal accompanying the underlying residential mortgage loans. To the extent that assets underlying our investments are concentrated geographically, by property type or in certain other respects, we may be subject to certain of the foregoing risks to a greater extent. In the event of defaults on the residential mortgage loans that underlie our investments in RMBS and the exhaustion of any underlying or any additional credit support, we may not realize our anticipated return on our investments and we may incur a loss on these investments. At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions in the United States or in only a few foreign countries. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse political changes, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. We may also acquire non-agency RMBS, which are backed by residential property but, in contrast to agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Fannie Mae and Freddie Mac and, in the case of the Government National Mortgage Association ("Ginnie Mae"), the U.S. government. In addition, we may invest in government mortgage pass-through securities, which represent participation interests in pools of residential mortgage loans purchased from individual lenders by a federal agency or originated by private lenders and guaranteed by a federal agency, including those issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac. Ginnie Mae certificates are direct obligations of the U.S. Government and, as such, are backed by the "full faith and credit" of the United States. Fannie Mae is a federally chartered, privately owned corporation and Freddie Mac is a corporate instrumentality of the United States. Fannie Mae and Freddie Mac certificates are not backed by the full faith and credit of the United States but the issuing agency or instrumentality has the right to borrow, to meet its obligations, from an existing line of credit with the U.S. Treasury. The U.S. Treasury has no legal obligation to provide such line of credit and may choose not to do so.

Certain risks associated with CMBS may adversely affect our results of operations and financial condition.

We may invest a portion of our assets in pools or tranches of CMBS. The collateral underlying CMBS generally consists of commercial mortgages on real property that has a multifamily or commercial use, such as retail space, office buildings, warehouse property and hotels, and which from time to time may include assets or properties owned directly or indirectly by one or more Other Starwood Accounts. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes. The commercial mortgages underlying CMBS generally face the risks described above in "—We may invest in commercial mortgage loans, which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition."

There are certain risks associated with the insolvency of obligations backing mortgage-backed securities and other investments.

The real estate loans backing any mortgage-backed securities ("MBS") and other investments we may make may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower's debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was "insolvent" after giving effect to the incurrence of the indebtedness constituting the mortgage backing the MBS and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was "insolvent" after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year and one day) before insolvency.

There are certain risks associated with the servicers of commercial real estate loans underlying CMBS and other investments.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments.

If we were to acquire investments in collateralized debt obligations we may face certain additional risks.

We may invest in collateralized debt obligations ("CDOs"). CDOs include, among other things, CLOs and other similarly structured securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CDOs may charge a management fee and administrative expenses. For CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche, which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CDO depend largely on the type of the collateral and the class of the CDO in which we invest.

Normally, CLOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, certain investments in CDOs may be characterized as illiquid securities and volatility in CLO and CDO trading markets may cause the value of these investments to decline. Moreover, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral value is available to satisfy interest and principal payments and any other fees in connection with the trust or other conduit arrangement for such securities, we may incur significant losses.

Also, with respect to the CLOs and CDOs in which we may invest, control over the related underlying loans will be exercised through a special servicer or collateral manager designated by a "directing certificate holder" or a "controlling class representative," or otherwise pursuant to the related securitization documents. We may acquire classes of CLOs or CDOs for which we may not have the right to appoint the directing certificate holder or otherwise direct the special servicing or collateral management. With respect to the management and servicing of those loans, the related special servicer or collateral manager may take actions that could adversely affect our interests. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that we may invest in CDOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

We may invest in real estate-related equity securities, which is subordinate to any indebtedness, but involves different rights.

We may invest from time to time in non-controlling equity positions and other real estate-related interests. Preferred equity investments are subordinate to any indebtedness, but senior to the owners' common equity. Preferred equity investments typically pay a dividend rather than interest payments and often have the right for such dividends to accrue if there is insufficient cash flow to pay currently. These interests are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider typically has the right to effectuate a change of control with respect to the ownership of the property.

We may invest in equity of other REITs that invest in real estate debt as one of their core businesses and other real estate-related companies, which subjects us to certain risks including those risks associated with an investment in our own common stock.

REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in financing a limited number of projects. REITs may be subject to management fees and other expenses, and so when we invest in REITs we will bear our proportionate share of the costs of the REITs' operations. Investing in REITs and real estate-related companies involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. The market value of REIT shares and the ability of the REIT to distribute income may be adversely affected by several factors, including the risks described herein that relate to an investment in our common stock. REITs depend generally on their ability to generate cash flow to make distributions to stockholders, and certain REITs have self-liquidation provisions by which mortgages held may be paid in full and distributions of capital returns may be made at any time. In addition, distributions received by us from REITs may consist of dividends, capital gains and/or return of capital. Generally, dividends received by us from REIT shares and distributed to our stockholders will not constitute "qualified dividend income" eligible for the reduced tax rate applicable to qualified dividend income. In addition, the performance of a REIT may be affected by changes in the tax laws or by its failure to qualify for tax-free pass-through of income. REITs that invest primarily in real estate debt are subject to the risks of the real estate debt market and, more generally, the real estate market and securities market. REITs (especially mortgage REITs) are also subject to interest rate risk. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT.

Investing in certain REITs and real estate-related companies, which often have small market capitalizations, may also involve the same risks as investing in other small capitalization companies. REITs and real estate-related companies may have limited financial resources and their securities may trade less frequently and in limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

We may face "spread widening" risk related to our securities investments.

For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the market spreads of the securities in which we may invest in may increase substantially causing the securities prices to fall. It may not be possible to predict, or to hedge against, such "spread widening" risk. In addition, mark-to-market accounting of our investments will have an interim effect on the reported value prior to realization of an investment-related debt portfolio's current earnings rate. A decline in income could affect the NAV of our shares or their overall returns.

We will face risks associated with hedging transactions.

Subject to limitations required to maintain our qualification as a REIT, we may utilize a wide variety of derivative and other hedging instruments for risk management purposes, the use of which is a highly specialized activity that may entail greater than ordinary investment risks. Any such derivative and other hedging transactions may not be effective in mitigating risk in all market conditions or against all types of risk (including unidentified or unanticipated risks), thereby resulting in losses to us. Engaging in derivative and other hedging transactions may result in a poorer overall performance for us than if we had not engaged in any such hedging transaction, and the Advisor may not be able to effectively hedge against, or accurately anticipate, certain risks that may adversely affect our investment portfolio. In addition, our investment portfolio will always be exposed to certain risks that cannot be fully or effectively hedged, such as credit risk relating both to particular securities and counterparties as well as interest rate risks. See "—We will invest in derivatives, which involve numerous risks" below.

We will invest in derivatives, which involve numerous risks.

Subject to any limitations required to maintain our qualification as a REIT, we will enter into derivatives transactions including, but not limited to, options contracts, futures contracts, options on futures contracts, forward contracts, interest rate swaps, total return swaps, credit default swaps and other swap agreements for investment, hedging or leverage purposes. Our use of derivative instruments may be particularly speculative and involves investment risks and transaction costs to which we would not be subject absent the use of these instruments, and use of derivatives generally involves leverage in the sense that the investment exposure created by the derivatives may be significantly greater than our initial investment in the derivative. Leverage magnifies investment, market and certain other risks. Thus, the use of derivatives may result in losses in excess of principal and greater than if they had not been used. The ability to successfully use derivative investments depends on the ability of the Advisor. The skills needed to employ derivatives strategies are different from those needed to select portfolio investments and, in connection with such strategies, the Advisor must make predictions with respect to market conditions, liquidity, market values, interest rates or other applicable factors, which may be inaccurate. The use of derivative investments may require us to sell or purchase portfolio investments at inopportune times or for prices below or above the current market values may limit the amount of appreciation we can realize on an investment or may cause us to hold a security that we might otherwise want to sell. We will also be subject to credit risk with respect to the counterparties to our derivatives contracts (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments). In addition, the use of derivatives is subject to additional unique risks associated with such instruments including a lack of sufficient asset correlation, heightened volatility in reference to interest rates or prices of reference instruments and duration/term mismatch, each of which may create additional risk of loss.

We face risks associated with foreign currencies and exchange rates.

Our assets generally will be denominated in the currency of the jurisdiction where the assets are located. Consequently, the return realized on any investment by investors whose functional currency is not the currency of the jurisdiction in which the investments are located may be adversely affected by movements in currency exchange rates, costs of conversion and exchange control regulations, in addition to the performance of such investment itself. Moreover, we may incur costs when converting one currency into another. The value of an investment may fall substantially as a result of fluctuations in the currency of the country in which the investment is made as against the value of the U.S. dollar. The Advisor may in certain circumstances (but is not obliged to) attempt to manage currency exposures using hedging techniques where available and appropriate. We are therefore expected to incur costs related to currency hedging arrangements. There can be no assurance that adequate hedging arrangements will be available on an economically viable basis or that any particular currency exposure will be hedged or that any executed hedging will improve the performance of any investment. In addition, we can in certain cases be expected to borrow for the purposes of acquiring or funding the operation of one or more assets in the currency of a jurisdiction other than the jurisdiction(s) in which such assets are located. Consequently, movements in currency exchange rates, costs of conversion and exchange control regulations may adversely affect the returns realized on such investments and our ability to repay such borrowings.

Failure to obtain and maintain an exemption from being regulated as a commodity pool operator could subject us to additional regulation and compliance requirements that could materially adversely affect our business, results of operations and financial condition.

Registration with the U.S. Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" or any change in our operations necessary to maintain our ability to rely upon the exemption from being regulated as a commodity pool operator could adversely affect our ability to implement our investment program, conduct our operations and/or achieve our objectives and subject us to certain additional costs, expenses and administrative burdens. Furthermore, any determination by us to cease or to limit investing in interests that may be treated as "commodity interests" in order to comply with the regulations of the CFTC may have a material adverse effect on our ability to implement our investment objectives and to hedge risks associated with our operations.

If we were to use short sales for investment and/or risk management, we may face risks associated with selling short.

We may use short sales for investment and/or risk management purposes subjects us to risks associated with selling short. We may engage in short sales where we do not own or have the right to acquire the security sold short at no additional cost. Our loss on a short sale theoretically could be unlimited in a case where we are unable, for whatever reason, to close out a short position.

Our short selling strategies may limit our ability to benefit from increases in the markets. Short selling also involves a form of financial leverage that may exaggerate any losses. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to us. Finally, SEC, FINRA or other regulations relating to short selling may restrict our ability to engage in short selling.

Risks Related to Debt Financing

We have incurred mortgage indebtedness and other borrowings and expect to incur additional debt, which may increase our business risks, hinder our ability to make distributions and decrease the value of our stockholders' investments.

Our acquisition of investment properties has been and will be financed in substantial part by borrowing, which increases our exposure to loss. Under our charter, we have a limitation that precludes us from borrowing in excess of 300% of our net assets, which approximates borrowing 75% of the cost of our investments (unless a majority of our independent directors approves any borrowing in excess of the limit and we disclose the justification for doing so to our stockholders), but such restriction does not restrict the amount of indebtedness we may incur with respect to any single investment. Our target leverage ratio is 50% to 65%. Our leverage ratio is measured by dividing (i) property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) our gross real estate assets (measured using the greater of fair market value or cost) plus the equity in our real estate-related debt and real estate-related equity securities portfolios. The use of leverage involves a high degree of financial risk and will increase the exposure of the investments to adverse economic factors such as rising interest rates, downturns in the economy or deteriorations in the condition of the investments. Principal and interest payments on indebtedness (including mortgages having "balloon" payments) will have to be made regardless of the sufficiency of cash flow from the properties. Our investments will be impaired by a smaller decline in the value of the properties than is the case where properties are owned with a proportionately smaller amount of debt.

We may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties acquired and may borrow under mortgages on properties after they are acquired. Depending on the level of leverage and decline in value, if mortgage payments are not made when due, one or more of the properties may be lost (and our investment therein rendered valueless) as a result of foreclosure by the mortgagee(s). A foreclosure may also have substantial adverse tax consequences for us.

Many of these same issues also apply to credit facilities which are expected to be in place at various times as well. For example, the loan documents for such facilities may include various coverage ratios, the continued compliance with which may not be completely within our control. If such coverage ratios are not met, the lenders under such credit facilities may declare any unfunded commitments to be terminated and declare any amounts outstanding to be due and payable. We may also rely on short-term financing that would be especially exposed to changes in availability.

Although borrowings by us have the potential to enhance overall returns that exceed our cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than our cost of funds. As a result, the possibilities of profit and loss are increased. Borrowing money to purchase properties provides us with the advantages of leverage, but exposes us to greater market risks and higher current expenses.

Drawing on our lines of credit increases our indebtedness and may cause us to exceed our target leverage ratio.

We have and may continue to use one or more lines of credit to provide liquidity, including to fund repurchases of shares of our common stock and for other business purposes. There can be no assurances that we will be able to maintain a line of credit on financially reasonable terms. Our financial leverage increases as we borrow under our lines of credit, including when we do so to fund repurchases of our common stock, and this may cause us to exceed our target leverage ratio. Our leverage may remain at higher levels until we receive additional net proceeds from our continuous offering or generate sufficient operating cash flow or proceeds from asset sales to repay outstanding indebtedness. In connection with a line of credit, distributions may be subordinated to payments required in connection with any indebtedness contemplated thereby.

Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.

Interest we pay on our loan obligations will reduce cash available for distributions. We have and will likely in the future obtain variable rate loans, and as a result, increases in interest rates could increase our interest costs, which could reduce our cash flows and our ability to make distributions. In addition, if we need to repay existing loans during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments. There is uncertainty with respect to legal, tax and regulatory regimes in which we and our investments, as well as the Advisor and its affiliates, will operate. Any significant changes in, among other things, economic policy (including with respect to interest rates and foreign trade), the regulation of the investment management industry, tax law, immigration policy or government entitlement programs could have a material adverse impact on us and our investments.

In certain cases, financings for our properties may be recourse to us.

Generally, commercial real estate financings are structured as nonrecourse to the borrower, which limits a lender's recourse to the property pledged as collateral for the loan, and not the other assets of the borrower or to any parent of borrower, in the event of a loan default. However, lenders customarily will require that a creditworthy parent entity enter into so-called "recourse carveout" guarantees to protect the lender against certain bad-faith or other intentional acts of the borrower in violation of the loan documents. A "bad boy" guarantee typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. In addition, "bad boy" guarantees typically provide that the loan will be a full personal recourse obligation of the guarantor, for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. It is expected that the financing arrangements with respect to our investments generally will require "bad boy" guarantees from us and the Operating Partnership and in the event that such a guarantee is called, our assets could be adversely affected. Moreover, our "bad boy" guarantees could apply to actions of the joint venture partners associated with our investments. While the Advisor expects to negotiate indemnities from such joint venture partners to protect against such risks, there remains the possibility that the acts of such joint venture partner could result in liability to us under such guarantees. We may provide "bad boy" guarantees on behalf of Other Starwood Accounts investing alongside us and as such guarantees are not for borrowed money, they will typically not be included under our leverage limitations. In addition, to the extent we develop properties, we may provide completion guarantees and assume standard obligations under development agreements.

Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.

The volatility of the global credit markets could make it more difficult for financial sponsors like Starwood Capital to obtain favorable financing for investments. During periods of volatility, which often occur during economic downturns, generally credit spreads widen, interest rates rise and demand for high yield debt declines. These trends result in reduced willingness by investment banks and other lenders to finance new investments and deterioration of available terms. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. Disruptions in the debt markets negatively impact our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness that is maturing. Moreover, to the extent that such marketplace events are not temporary, they could have an adverse impact on the availability of credit to businesses generally and could lead to an overall weakening of the U.S. economy.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to obtain additional loans. Loan documents we enter into may contain covenants that limit our ability to further mortgage or dispose of the property or discontinue insurance coverage. In addition, loan documents may limit our ability to enter into or terminate certain operating or lease agreements related to the property. Loan documents may also require lender approval of certain actions and as a result of the lender's failure to grant such approval, we may not be able to take a course of action we deem most profitable. These or other limitations may adversely affect our flexibility and our ability to make distributions to you and the value of your investment.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. Such a refinancing would be dependent upon interest rates and lenders' policies at the time of refinancing, economic conditions in general and the value of the underlying properties in particular. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected timing of disposition of our assets.

If we were to use repurchase agreements to finance any of our loan or securities investments, we may be exposed to risks that could result in losses.

We may use repurchase agreements as a form of leverage to finance any of our loan or securities investments, and the proceeds from repurchase agreements generally are invested in additional securities. There is a risk that the market value of the securities acquired from the proceeds received in connection with a repurchase agreement may decline below the price of the securities underlying the repurchase agreement that we have sold but remain obligated to repurchase. Repurchase agreements also involve the risk that the counterparty liquidates the securities we delivered to it under the repurchase agreements following the occurrence of an event of default under the applicable repurchase agreement by us. In addition, there is a risk that the market value of the securities we retain may decline. If the buyer of securities under a repurchase agreement were to file for bankruptcy or experiences insolvency, we may be adversely affected. Furthermore, lenders may require us to provide additional margin in the form of cash, securities or other forms of collateral under the terms of the contract, and if we fail to resolve such margin calls when due, the lenders may exercise remedies, including taking ownership of the assets securing the applicable obligations. Also, in entering into repurchase agreements, we bear the risk of loss to the extent that the proceeds of the repurchase agreement are less than the value of the underlying securities. In addition, the interest costs associated with repurchase agreement transactions may adversely affect our results of operations and financial condition, and, in some cases, we may be worse off than if we had not used such instruments.

Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

Subject to any limitations required to maintain our qualification as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

Risks Related to our Relationship with the Advisor and the Dealer Manager

The termination or replacement of the Advisor could trigger a repayment event under our mortgage loans for some of our properties and the credit agreements governing our lines of credit.

Lenders for certain of our properties may request provisions in the mortgage loan documentation that would make the termination or replacement of the Advisor an event requiring the immediate repayment of the full outstanding balance of the loan. Under our lines of credit, the termination or replacement of the Advisor would trigger repayment of outstanding amounts under the credit agreement governing our lines of credit. If a repayment event occurs with respect to any of our indebtedness, our results of operations and financial condition may be adversely affected.

The Advisor's inability to retain the services of key real estate professionals, including Mr. Sternlicht who serves on the Advisor's Investment Committee of the Advisor, could hurt our performance.

Our success depends to a significant degree upon the contributions of certain key real estate professionals employed by the Advisor, including Mr. Sternlicht who serves on the Advisor's Investment Committee, each of whom would be difficult to replace. There is ever increasing competition among alternative asset firms, financial institutions, private equity firms, investment advisors, investment managers, real estate investment companies, REITs and other industry participants for hiring and retaining qualified investment professionals and there can be no assurance that such professionals will continue to be associated with us or the Advisor, particularly in light of our perpetual-life nature, or that replacements will perform well. Neither we nor the Advisor have employment agreements with these individuals and they may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. Our future success depends, in large part, upon the Advisor's ability to attract and retain highly skilled managerial, operational and marketing professionals. If the Advisor loses or is unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.

The success of our offering is dependent, in part, on the ability of the Dealer Manager to retain key employees and to successfully build and maintain a network of licensed broker-dealers.

The dealer manager for our offering is Starwood Capital, L.L.C. The success of our offering and our ability to implement our business strategy is dependent upon the ability of our Dealer Manager to retain key employees and to build and maintain a network of licensed securities broker-dealers and other agents. If the Dealer Manager is unable to retain qualified employees or build and maintain a sufficient network of participating broker-dealers to distribute shares in our offering, we may not be able to raise adequate proceeds through our offering to implement our investment strategy. In addition, the Dealer Manager may serve as dealer manager for other issuers. As a result, the Dealer Manager may experience conflicts of interest in allocating its time between our offering and such other issuers, which could adversely affect our ability to raise adequate proceeds through our offering and implement our investment strategy. Further, the participating broker-dealers retained by the Dealer Manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.

We do not own the "Starwood" name, but we may use it as part of our corporate name pursuant to a trademark license agreement with an affiliate of our Sponsor. Use of the name by other parties or the termination of our trademark license agreement may harm our business.

We have entered into a trademark license agreement ("Trademark License Agreement") with an affiliate of our Sponsor pursuant to which it has granted us a fully paid-up, royalty-free, non-exclusive, non-transferable license to use the name "Starwood Real Estate Income Trust, Inc." Under this agreement, we have a right to use this name for so long as the Advisor (or another affiliate of Starwood Capital) serves as our advisor (or another advisory entity) and the Advisor remains an affiliate of Starwood Capital under the Trademark License Agreement. The Trademark License Agreement may also be earlier terminated by either party as a result of certain breaches or for convenience upon 90 days' prior written notice, provided that upon notification of such termination by us, Starwood Capital may elect to effect termination of the Trademark License Agreement immediately at any time after 30 days from the date of such notification. Starwood Capital and its affiliates will retain the right to continue using the "Starwood" name. We will further be unable to preclude Starwood Capital from licensing or transferring the ownership of the "Starwood" name to third parties, some of whom may compete with us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Starwood Capital or others. Furthermore, in the event that the Trademark License Agreement is terminated, we will be required to, among other things, change our name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Conflicts of Interest

Various potential and actual conflicts of interest will arise, and these conflicts may not be identified or resolved in a manner favorable to us.

Various potential and actual conflicts of interest will arise as a result of our overall investment activities and the overall investment activities of Starwood Capital, the Dealer Manager, the Advisor and their affiliates. The following risk factors enumerate certain but not all potential conflicts of interest that should be carefully evaluated before making an investment in us. Starwood Capital and Starwood Capital personnel may in the future engage in further activities that may result in additional conflicts of interest not addressed below. If any matter arises that we and our affiliates (including the Advisor) determine in our good faith judgment constitutes an actual conflict of interest, we and our affiliates (including the Advisor) may take such action as we determine in good faith may be necessary or appropriate to ameliorate the conflict. Transactions between us and Starwood Capital or its affiliates will require approval by our board of directors, including a majority of our independent directors. There can be no assurance that our board of directors or Starwood Capital will identify or resolve all conflicts of interest in a manner that is favorable to us.

The Advisor faces a conflict of interest because the fees it receives for services performed are based in part on our NAV, which the Advisor is ultimately responsible for determining.

The Advisor is paid a management fee for its services based on our NAV, which is calculated by The Bank of New York, our fund administrator, based on valuations provided by the Advisor. In addition, the distributions to be received by the Special Limited Partner with respect to its performance participation interest in the Operating Partnership are based in part upon the Operating Partnership's net assets (which is a component of our NAV). The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. The Advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of your shares of common stock on a given date may not accurately reflect the value of our portfolio, and your shares may be worth less than the purchase price or more than the repurchase price.

The Advisor's management fee and the Special Limited Partner's performance participation interest may not create proper incentives or may induce the Advisor and its affiliates to make certain investments, including speculative investments that increase the risk of our real estate portfolio.

We will pay the Advisor a management fee regardless of the performance of our portfolio. The Advisor's entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We may be required to pay the Advisor a management fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.

The existence of the Special Limited Partner's 12.5% performance participation interest in our Operating Partnership, which is based on our total distributions plus the change in NAV per share, may create an incentive for the Advisor to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation. In addition, the change in NAV per share is based on the value of our investments on the applicable measurement dates and not on realized gains or losses. As a result, the performance participation interest may receive distributions based on unrealized gains in certain assets at the time of such distributions and such gains may not be realized when those assets are eventually disposed of.

Because the management fee and performance participation are based on our NAV, the Advisor may also be motivated to accelerate acquisitions in order to increase NAV or, similarly, delay or curtail repurchases to maintain a higher NAV, which would, in each case, increase amounts payable to the Advisor and the Special Limited Partner.

Starwood Capital personnel work on other projects and conflicts may arise in the allocation of personnel between us and other projects.

The Advisor and its affiliates will devote such time as shall be necessary to conduct our business affairs in an appropriate manner. However, a core group of real estate professionals will devote substantially all of their business time not only to our activities but also to the activities of several other investment vehicles and any successor funds thereto (and their respective investments) and their related entities (which may include separate accounts, dedicated managed accounts and investment funds formed for specific geographical areas or investments). Consequently, conflicts are expected to arise in the allocation of personnel, and we may not receive the level of support and assistance that we otherwise might receive if we were internally managed. The Advisor and its affiliates are not restricted from entering into other investment advisory relationships or from engaging in other business activities.

Starwood Capital is subject to a number of conflicts of interest, regulatory oversight and legal and contractual restrictions due to its multiple business lines, which may reduce the synergies that we expect to draw on or otherwise reduce the opportunities available to us.

Starwood Capital and its affiliates are involved in a number of other businesses and activities, which may result in conflicts of interest or other obligations that are disadvantageous to us. Specified policies and procedures implemented by Starwood Capital to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions will from time to time reduce the synergies across Starwood Capital's various businesses that we expect to draw on for purposes of pursuing attractive investment opportunities. Because Starwood Capital has many different asset management businesses, including a capital markets group, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and subject to more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Starwood has implemented certain policies and procedures (e.g., information walls) that reduce the positive synergies that we expect to utilize for purposes of finding attractive investments. For example, Starwood Capital will from time to time come into possession of material, non-public information with respect to companies in which its private equity business may be considering making an investment or companies that are clients of Starwood Capital. As a consequence, that information, which could be of benefit to us, might become restricted to those respective businesses and otherwise be unavailable to us. In addition, to the extent that Starwood Capital is in possession of material, non-public information or is otherwise restricted from trading in certain securities, we and the

Advisor, as part of Starwood Capital, generally also are deemed to be in possession of such information or otherwise restricted. This could reduce the investment opportunities available to us, prevent us from exiting an investment or otherwise limit our investment flexibility. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Starwood Capital fund has or has considered making an investment or which is otherwise a client of Starwood Capital will from time to time restrict or otherwise limit our ability to make investments in or otherwise engage in businesses or activities competitive with such companies. Starwood Capital may enter into one or more strategic relationships, in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for us, may require us to share such opportunities or otherwise limit the amount of an opportunity we can otherwise take.

Starwood Capital and its affiliates engage in a broad spectrum of activities, including a broad range of activities relating to investments in the real estate industry, and have invested or committed billions of dollars in capital through various investment funds, managed accounts and other vehicles affiliated with Starwood Capital. In the ordinary course of their business activities, Starwood Capital and its affiliates may engage in activities where the interests of certain divisions of Starwood Capital and its affiliates, including the Advisor, or the interests of their clients may conflict with the interests of our stockholders. Certain of these divisions and entities affiliated with the Advisor have or may have an investment strategy similar to ours and therefore may engage in competing activities with us. In particular, various Starwood Capital opportunistic and substantially stabilized real estate funds and other investment vehicles seek to invest in a broad range of real estate investments.

Starwood engages various advisors and operating partners who may co-invest alongside us, and there can be no assurance that such advisors and operating partners will continue to serve in such roles.

Starwood Capital engages and retains strategic advisors, consultants, senior advisors, executive advisors and other similar professionals who are not employees or affiliates of Starwood Capital and who may, from time to time, receive payments from, or allocations with respect to, portfolio entities (as well as from Starwood Capital or us). In such circumstances, such payments from, or allocations with respect to, us and our underlying assets will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Starwood Capital, be deemed paid to or received by Starwood Capital. These strategic advisors, senior advisors, consultants, executive advisors or other professionals may have the right or may be offered the ability to co-invest alongside us, including in those investments in which they are involved, or otherwise participate in equity plans for management of any such portfolio entity, which may have the effect of reducing the amount invested by us in any property. Additionally, and notwithstanding the foregoing, these senior advisors, consultants and other professionals as well as current and former chief executive officers of Starwood Capital portfolio entities, may be (or have the preferred right to be) investors in various Starwood Capital portfolio entities or Other Starwood Accounts. The nature of the relationship with each of the strategic advisors, consultants, executive advisors and other professionals and the amount of time devoted or required to be devoted by them varies considerably. In certain cases, they provide the Dealer Manager and the Advisor with industry-specific insights and feedback on investment themes, assist in transaction due diligence, make introductions to and provide reference checks on management teams. In other cases, they may take on more extensive roles and serve as executives or directors on the boards of various entities or contribute to the origination of new investment opportunities. In certain instances, Starwood Capital may have formal arrangements with these senior advisors, executive advisors, consultants, management teams for operating platforms or other professionals (which may or may not be terminable upon notice by any party), and in other cases the relationships may be more informal. They may be compensated (including pursuant to retainers and expense reimbursement) from Starwood Capital, us or portfolio properties or otherwise uncompensated unless and until an engagement with a portfolio property develops. In certain cases, they have certain attributes of Starwood Capital "employees" (e.g., they may have dedicated offices at Starwood Capital, have a Starwood Capital email address, participate in general meetings and events for Starwood Capital personnel, work on Starwood Capital matters as their primary or sole business activity) even though they are not considered Starwood Capital employees, affiliates or personnel for purposes of the Dealer Manager Agreement, Advisory Agreement or the Operating Partnership's partnership agreement. There can be no assurance that any of the senior advisors, consultants and other professionals will continue to serve in such roles or continue their arrangements with Starwood Capital, us and any portfolio properties.

We may purchase assets from or sell assets to the Advisor and its affiliates, and such transactions may cause conflicts of interest.

We have and may continue to purchase assets from or sell assets to the Advisor and its affiliates or their respective related parties. These transactions involve conflicts of interest, as our Sponsor may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction. The purchases and sales referred to in this paragraph are subject to the approval of a majority of directors (including a majority of our independent directors) not otherwise interested in the transaction.

Certain Other Starwood Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns.

Through Other Starwood Accounts, Starwood Capital currently invests and plans to continue to invest third-party capital in a wide variety of investment opportunities in the United States and globally. There will be overlap of real property, real estate debt and real estate-related equity securities investment opportunities with certain Other Starwood Accounts that are actively investing and similar overlap with future Other Starwood Accounts. See "— Starwood Capital may raise or manage Other Starwood Accounts which could result in the reallocation of Starwood Capital personnel and the direction of potential investments to such Other Starwood Accounts" below. This overlap will from time to time create conflicts of interest. Additionally, in certain circumstances, investment opportunities suitable for us will not be presented to us and there will be one or more investment opportunities where our participation is restricted.

With respect to Other Starwood Accounts with investment objectives or guidelines that overlap with ours but that do not have priority over us, investment opportunities are allocated among us and one or more Other Starwood Accounts in accordance with Starwood Capital's prevailing policies and procedures on a basis that the Advisor and its affiliates believe to be fair and reasonable in their sole discretion, which will either be rotational or on a co-invest basis, subject to the following considerations: (i) any applicable investment objectives of ours and such Other Starwood Accounts (which, for us, includes our primary objective of providing current income in the form of regular, stable cash distributions to achieve an attractive distribution yield); (ii) the sourcing of the transaction; (iii) the size and nature of the investment; (iv) the relative amounts of capital available for investment by us and such Other Starwood Accounts; (v) the sector, geography/location, expected return profile, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows, leverage profile, risk profile, and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification; (vi) avoiding allocation that could result in de minimis or odd-lot investments; (vii) any structural and operational differences between us and such Other Starwood Accounts and any applicable investment limitations (including, without limitation, exposure limits, hedging limits and diversification considerations) of us and such Other Starwood Accounts, investment limitations, parameters or contractual provisions of ours and such Other Starwood Accounts; (viii) the eligibility of us and such Other Starwood Accounts to make such investment under applicable laws; (ix) any other applicable tax, accounting, legal, regulatory compliance or operational considerations deemed relevant by the Advisor and its affiliates (including, without limitation, maintaining our qualification as a REIT and our status as a non-investment company exempt from the Investment Company Act) (e.g., joint venture investments between us and an Other Starwood Account must be on the same terms and satisfy the restrictions of all participants, such as lowest leverage targeted by any participant); and (x) any other requirements contained in the corporate governance documents of us and such Other Starwood Accounts and any other considerations deemed relevant by the Advisor, Starwood Capital and their affiliates in good faith. Our board of directors (including our independent directors) has the duty to ensure that the allocation methodology described above is applied fairly to us.

There are several Other Starwood Accounts that have similar investment objectives and strategies to us. One Other Starwood Account, Starwood Property Trust, focuses primarily on originating, acquiring, financing and managing commercial mortgage loans, other commercial real estate debt investments and CMBS in both the United States and Europe. Starwood Property Trust has priority over us with respect to real estate debt investment opportunities. This priority will result in fewer real estate debt investment opportunities being made available to us. In addition, in its property segment, Starwood Property Trust acquires (i) commercial properties subject to net leases and other similar equity investments that have the characteristics of real estate debt investments ("debt-like equity investments") and (ii) equity interests in stabilized commercial real estate properties. To the extent that Starwood Property Trust seeks to invest in real estate equity investments, (i) Starwood Property Trust will have a priority over us with respect to debt-like equity investments, and (ii) we will have a priority over Starwood Property Trust with respect to any other real estate equity investments (single asset or portfolio acquisitions) where the total acquisition cost is less than or equal to $300 million. All other real estate equity investments in which Starwood Property Trust may invest are allocated in accordance with the investment allocation policy described above. Starwood Property Trust's offering materials do not specify a date or time period at which it might be liquidated.

One Other Starwood Account is an opportunistic and value-add joint venture with a state pension plan. The joint venture generally targets investments that may be sourced by either party and that do not fit within an existing Starwood sponsored vehicle. Both parties must agree to such investment. The potential investment is not limited by targeted returns.

One Other Starwood Account invests primarily in stabilized, income-oriented commercial real estate in the United States and Western Europe. To the extent an investment satisfies the investment objectives of us and such Other Starwood Account on the same terms, we will have priority over such Other Starwood Account.

Certain Other Starwood Accounts target real estate debt investments ("Starwood Debt Funds") related to properties in the U.S. and Europe. We do not expect to target such debt investments as our primary investment strategy, but to the extent that we do, such Starwood Debt Funds will have priority with respect to such investment opportunities, and, as such, will result in less of an investment opportunity being made available to us.

Finally, one Other Starwood Account, which we refer to as the "Select Opportunistic Starwood Account," invests in "opportunistic" real estate, real estate debt and real estate-related securities globally (which often are under-managed assets and with higher potential for equity appreciation) and has priority over us with respect to such investment opportunities. The priority granted to the Select Opportunistic Starwood Account will result in fewer investment opportunities being made available to us.

Other than the priority rights described above, no Other Starwood Accounts have priority over us with respect to investment opportunities. However, Starwood Capital may in the future grant priority to additional Other Starwood Accounts.

While the Advisor will seek to manage potential conflicts of interest in a fair and reasonable manner (subject to the priority rights described above) as required pursuant to our charter and the Advisory Agreement, the portfolio strategies employed by the Advisor, Starwood Capital or their affiliates in managing the Other Starwood Accounts could conflict with the strategies employed by the Advisor in managing our business and may adversely affect the marketability, exit strategy, prices and availability of the properties, securities and instruments in which we invest. The Advisor, Starwood Capital or their affiliates may also give advice to the Other Starwood Accounts that may differ from advice given to us even though their investment objectives or guidelines may be the same or similar to ours.

The amount of performance-based compensation charged and management fees paid by us may be less than or exceed the amount of performance-based compensation charged or management fees paid by Other Starwood Accounts. Such variation may create an incentive for Starwood Capital to allocate a greater percentage of an investment opportunity to us or such Other Starwood Accounts, as the case may be.

Our Advisor also has discretion to choose which of our properties to syndicate in the DST Program, which presents conflicts because our Advisor and the Dealer Manager earn fees from the DST Program.

"Other Starwood Accounts" means investment funds, REITs, vehicles, accounts, products and other similar arrangements sponsored, advised or managed by Starwood Capital, whether currently in existence or subsequently established (in each case, including any related successor funds, alternative vehicles, supplemental capital vehicles, surge funds, over-flow funds, co-investment vehicles and other entities formed in connection with Starwood Capital or its affiliates side-by-side or additional general partner investments with respect thereto).

Under certain circumstances, the Advisor may determine not to pursue some or all of an investment opportunity within our investment objectives and guidelines, including without limitation, as a result of our prior investments, business or other reasons applicable to us, Other Starwood Accounts, Starwood Capital or its affiliates.

Under certain circumstances, the Advisor may determine not to pursue some or all of an investment opportunity within our investment objectives and guidelines, including without limitation, as a result of business, reputational or other reasons applicable to us, Other Starwood Accounts, Starwood Capital or its affiliates. In addition, the Advisor may determine that we should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because we have already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by the Advisor, or the investment is not appropriate for us for other reasons as determined by the Advisor. In any such case Starwood Capital could, thereafter, offer such opportunity to other parties, including Other Starwood Accounts, portfolio entities, joint venture partners, related parties or third parties. Any such Other Starwood Accounts may be advised by a different Starwood Capital business group with a different investment committee, which could determine an investment opportunity to be more attractive than the Advisor believes to be the case. In any event, there can be no assurance that the Advisor's assessment will prove correct or that the performance of any investments actually pursued by us will be comparable to any investment opportunities that are not pursued by us. Starwood Capital, including its personnel, may receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by us to the Advisor. In some cases, Starwood Capital earns greater fees when Other Starwood Accounts participate alongside or instead of us in an investment.

The Advisor makes good faith determinations for allocation decisions based on expectations that may prove inaccurate. Information unavailable to the Advisor, or circumstances not foreseen by the Advisor at the time of allocation, may cause an investment opportunity to yield a different return than expected. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Starwood Capital is entitled to amend its policies and procedures at any time without prior notice or our consent.

To the extent we acquire properties through joint ventures with Other Starwood Accounts, such investments will be allocated as described above, and we may be allocated interests in such joint ventures that are smaller than the interests of the Other Starwood Accounts. Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act. This may prevent us from receiving an allocation with respect to certain investment opportunities that are suitable for both us and one or more Other Starwood Accounts.

Starwood Capital may have an opportunity to acquire a portfolio or pool of assets, securities and instruments that it determines in its sole discretion should be divided and allocated among us and Other Starwood Accounts. Such allocations generally would be based on its assessment of the expected returns and risk profile of the portfolio and the assets therein. For example, some of the assets in a pool may have an opportunistic return profile not appropriate for us. Also, a pool may contain both debt and equity instruments that Starwood Capital determines should be allocated to different funds. In all of these situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore among Other Starwood Accounts and us acquiring any of the assets, securities and instruments. Similarly, there will likely be circumstances in which we and Other Starwood Accounts will sell assets in a single transaction or related transactions to a buyer. In some cases a counterparty will require an allocation of value in the purchase or sale contract, though Starwood Capital could determine such allocation of value is not accurate and should not be relied upon. Unless an appraisal is required by our charter, Starwood Capital will generally rely upon internal analysis to determine the ultimate allocation of value, though it could also obtain third party valuation reports. Regardless of the methodology for allocating value, Starwood Capital will have conflicting duties to us and Other Starwood Accounts when they buy or sell assets together in a portfolio, including as a result of different financial incentives Starwood Capital has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that our investment will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Starwood Accounts.

Our board of directors has adopted a resolution that renounces our interest or expectancy with respect to business opportunities and competitive activities.

Our board of directors has adopted a resolution that provides, subject to certain exceptions set forth in our charter, that none of our directors, officers or agents are required to refrain directly or indirectly from engaging in any business opportunities, including any business opportunities in the same or similar business activities or lines of business in which we or any of our affiliates may from time to time be engaged or propose to engage, or from competing with us, and that renounces our interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunities, unless those opportunities are offered to such person in his or her capacity as our director or officer and intended exclusively for us or any of our subsidiaries.

We may co-invest with Starwood Capital affiliates in real estate debt or real estate-related securities and such investments may be in different parts of the capital structure of an issuer and may otherwise involve conflicts of interest. When we hold investments in which Other Starwood Accounts have a different principal investment, conflicts of interest may arise between us and Other Starwood Accounts, and the Advisor may take actions that are adverse to us.

We may co-invest with Other Starwood Accounts in investments that are suitable for both us and such Other Starwood Accounts. We and the Other Starwood Accounts may make or hold investments at different levels of an issuer's capital structure, which may include us making one or more investments directly or indirectly relating to portfolio entities of Other Starwood Accounts and vice versa. To the extent we hold interests that are different (including with respect to their relative seniority) than those held by such Other Starwood Accounts, the Advisor and its affiliates may be presented with decisions when our interests and the interests of the Other Starwood Accounts are in conflict. In order to mitigate any such conflicts of interest, we may recuse ourselves from participating in any decisions relating or with respect to such securities held by such Other Starwood Accounts (notwithstanding that if such Other Starwood Accounts maintain voting rights with respect to the securities they hold) or, if we do not recuse ourselves, Starwood Capital may be required to take action where it will have conflicting loyalties between its duties to us and to such Other Starwood Accounts, which may adversely impact us.

Other Starwood Accounts may also participate in a separate tranche of a financing with respect to an issuer/borrower in which we have an interest or otherwise in different classes of such issuer's securities. In connection with negotiating loans and bank financings in respect of our real estate-related transactions, from time to time Starwood Capital will obtain the right to participate on its own behalf in a portion of the financings with respect to such transactions. If we make or have an investment in a property in which an Other Starwood Account has a mezzanine or other debt investment, Starwood Capital may have conflicting loyalties between its duties to us and to other affiliates. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. To the extent we hold an equity interest or an interest in a loan or debt security that is different (including with respect to their relative seniority) than those held by such Other Starwood Accounts, the Advisor and its affiliates may have limited or no rights with respect to decisions when our interests and the interests of the Other Starwood Accounts are in conflict, and Starwood Capital may have conflicting loyalties between its duties to us and to other affiliates. In that regard, actions may be taken for the Other Starwood Accounts that are adverse to us. There can be no assurance that any such conflict will be resolved in our favor and Starwood Capital may be required to take action where it will have conflicting loyalties between its duties to us and to Other Starwood Accounts, which may adversely impact us.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by the other affiliates participating in the transaction. In addition, it is possible that in a bankruptcy proceeding our interest may be subordinated or otherwise adversely affected by virtue of such Other Starwood Accounts' involvement and actions relating to its investment.

Starwood Capital may structure certain investments such that Starwood Capital will face conflicting fiduciary duties to us and certain debt funds.

It is expected that Starwood Capital will structure certain investments such that one or more mezzanine or other investment funds, structured vehicles or other collective investment vehicles primarily investing in senior secured loans, distressed debt, subordinated debt, high-yield securities, CMBS and other similar debt instruments managed by affiliates of Starwood Capital (collectively, "Debt Funds") are offered the opportunity to participate in the debt tranche of an investment allocated to us. Starwood Capital and its affiliates, including the Advisor, owe fiduciary duties to the Debt Funds as well as to us. If the Debt Funds purchase high-yield securities or other debt instruments related to a property or real estate company that we hold an investment in (or if we make or have an investment in or, through the purchase of debt obligations become a lender to, a company or property in which a Debt Fund or an Other Starwood Account or another Starwood Capital real estate fund or vehicle has a mezzanine or other debt investment), Starwood Capital and its affiliates will face a conflict of interest in respect of the advice given to, or the decisions made with regard to, the Debt Funds, such Other Starwood Accounts and us (e.g., with respect to the terms of such high-yield securities or other debt instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies).

Starwood Capital may raise or manage Other Starwood Accounts which could result in the reallocation of Starwood Capital personnel and the direction of potential investments to such Other Starwood Accounts.

Starwood Capital reserves the right to raise and/or manage Other Starwood Accounts, including opportunistic, stabilized and substantially stabilized real estate funds or separate accounts, dedicated managed accounts, investments suitable for lower risk, lower return funds or higher risk, higher return funds, real estate debt obligation and trading investment vehicles, real estate funds primarily making investments in a single sector of the real estate investment space (e.g., office, industrial, retail or multifamily) or making non-controlling investments in public and private debt and equity securities or investment funds that may have the same or similar investment objectives or guidelines as us, investment funds formed for specific geographical areas or investments, including those raised by us and one or more managed accounts (or other similar arrangements structured through an entity) for the benefit of one or more specific investors (or related group of investors) which, in each case, may have investment objectives or guidelines that overlap with ours. See "—Certain Other Starwood Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns." In particular, we expect that there will be overlap of real property, real estate debt and real estate-related equity securities investment opportunities with certain Other Starwood Accounts that are actively investing and similar overlap with future Other Starwood Accounts. The closing of an Other Starwood Account could result in the reallocation of Starwood Capital personnel, including reallocation of existing real estate professionals, to such Other Starwood Account. In addition, potential investments that may be suitable for us may be directed toward such Other Starwood Account.

Starwood Capital's potential involvement in financing a third party's purchase of assets from us could lead to potential or actual conflicts of interest.

We may from time to time dispose of all or a portion of an investment by way of a third-party purchaser's bid where Starwood Capital or one or more Other Starwood Accounts is providing financing as part of such bid or acquisition of the investment or underlying assets thereof. This may include the circumstance where Starwood Capital or one or more Other Starwood Accounts is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from us. Such involvement of Starwood Capital or one or more Other Starwood Accounts as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from us may give rise to potential or actual conflicts of interest.

Certain principals and employees may be involved in and have a greater financial interest in the performance of other Starwood Capital funds or accounts, and such activities may create conflicts of interest in making investment decisions on our behalf.

Certain of the principals and employees of the Advisor and the Dealer Manager may be subject to a variety of conflicts of interest relating to their responsibilities to us and the management of our real estate portfolio. Such individuals may serve in an advisory capacity to other managed accounts or investment vehicles, as members of an investment or advisory committee or a board of directors (or similar such capacity) for one or more investment funds, corporations, foundations or other organizations. Such positions may create a conflict between the services and advice provided to such entities and the responsibilities owed to us. The other managed accounts and investment funds in which such individuals may become involved may have investment objectives that overlap with ours. Furthermore, certain principals and employees of the Advisor may have a greater financial interest in the performance of such other funds or accounts than our performance. Such involvement may create conflicts of interest in making investments on our behalf and such other funds and accounts. Such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to us and such organizations.

The Advisor may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Advisor or Starwood Capital on more favorable terms than those payable by us.

Certain advisors and other service providers or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, title agents, property managers and investment or commercial banking firms) that provide goods or services to us, Starwood Capital or certain entities in which we have an investment also provide goods or services to or have business, personal, financial or other relationships with Starwood Capital and its other businesses. Such advisors and service providers may be investors in us, affiliates of the Dealer Manager or the Advisor, sources of investment opportunities or co-investors or commercial counterparties or entities in which Starwood Capital or Other Starwood Accounts have an investment, and payments by us may indirectly benefit Starwood Capital or such Other Starwood Accounts. Additionally, certain employees of the Advisor may have family members or relatives employed by such advisors and service providers. These relationships may influence us, Starwood Capital and the Advisor in deciding whether to select or recommend such a service provider to perform services for us or a portfolio property (the cost of which will generally be borne directly or indirectly by us or such portfolio property, as applicable).

In addition, certain Starwood Capital affiliates also provide other services in respect of our investments from time to time, including, but not limited to, property management services, leasing services oversight and administrative corporate services. Employees of these affiliates may also receive performance-based compensation in respect of our investments. The fees and expenses of such Starwood Capital-affiliated service providers (and, if applicable, their employees) are borne by our investments and there is no related offset to the management fee we pay to the Advisor. While Starwood Capital believes that any such affiliated service providers, when engaged, generally provide (or will provide) services at rates equal to or better than those provided by third parties (even in jurisdictions where insurance rates are statutorily determined), there is an inherent conflict of interest that may incentivize Starwood Capital to engage its affiliated service provider over a third party.

Notwithstanding the foregoing, transactions relating to our real estate debt and real estate-related equity securities that require the use of a service provider generally is allocated to service providers on the basis of best execution, the evaluation of which includes, among other considerations, such service provider's provision of certain investment-related services and research that the Advisor believes to be of benefit to us. Service providers or their affiliates often charge different rates or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work may vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by us are different from those used by Starwood Capital and its affiliates, the Advisor or its affiliates may pay different amounts or rates than those paid by us. However, the Advisor and its affiliates have a longstanding practice of not entering into any arrangements with service providers that could provide for lower rates or discounts than those available to us, or other Starwood Capital investment vehicles for the same services.

For more information regarding our relationships with these entities, see Note 12 — "Related Party Transactions" to our consolidated financial statements in this Annual Report on Form 10-K.

The Advisor may face conflicts of interest related to tenants.

Certain properties owned by us or an Other Starwood Account may be leased out to tenants that are affiliates of Starwood Capital, including but not limited to Other Starwood Accounts and their respective portfolio companies, which would give rise to a conflict of interest. In such events, the Advisor will endeavor to ensure that such conflicts are resolved in a fair and equitable manner, subject to applicable oversight of our board of directors.

The personnel of the Dealer Manager and the Advisor may trade in securities for their own accounts, subject to restrictions applicable to Starwood Capital personnel.

The officers, directors, members, managers and employees of the Dealer Manager and the Advisor may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law and Starwood Capital policies, or otherwise determined from time to time by the Dealer Manager or the Advisor. Such personal securities transactions and investments could, in certain circumstances, result in conflicts of interest, including to the extent they relate to (i) a company in which we hold or acquire an interest (either directly through a privately negotiated investment or indirectly through the purchase of securities or other traded instruments related thereto) and (ii) entities that have interests which are adverse to ours or pursue similar investment opportunities as us.

We have and continue to expect to have a diverse stockholder group and the interests of our stockholders may conflict with one another and may conflict with the interests of investors in other vehicles that we co-invest with.

Our stockholders may have conflicting investment, tax and other interests with respect to their investments in us and with respect to the interests of investors in other investment vehicles managed or advised by the Advisor or its affiliates that may participate in the same investments as us. The conflicting interests of individual stockholders with respect to other stockholders and relative to investors in other investment vehicles and investors relate to, among other things, the nature, structuring financing, tax profile and timing of disposition of investments. The Advisor may as a result have conflicts in making these decisions, which may be more beneficial for one or more (but not all) stockholder than for other stockholders. In addition, we may make investments that may have a negative impact on related investments made by the stockholders in separate transactions. In selecting and structuring investments appropriate for us, the Advisor considers our investment and tax objectives (including our qualification as a REIT) and those of our stockholders (and those of investors in other investment vehicles managed or advised by the Advisor or its affiliate) as a whole, not the investment, tax or other objectives of any stockholders individually.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not qualify as a REIT, we will face serious tax consequences that will substantially reduce the funds available to satisfy our obligations, to implement our business strategy and to make distributions to our stockholders for each of the years involved.

We have operated and expect to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

- we would be taxed as a regular domestic corporation, which under current laws would result in, among other things, being unable to deduct distributions to stockholders in computing our taxable income and being subject to federal and applicable state and local income tax on our taxable income at regular corporate income tax rates;

- any resulting tax liability could be substantial and could have a material adverse effect on our book value;

- unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and therefore, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

- we generally would not be eligible to re-elect to be taxed as a REIT for the subsequent four full taxable years.

Our qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.

We intend to hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. Such investments may be substantial and may take the form of non-managing, non-controlling interests. Our ability to qualify as a REIT will be affected by such investments. To the extent that our investment in an entity that is classified as a partnership for U.S. federal income tax purposes is not held through one of our TRSs, our share of the gross income of the entity will be taken into account for purposes of determining whether we satisfy the gross income tests and our share of the assets of the entity will be taken into account for purposes of determining whether we satisfy the asset tests that apply to REITs. In certain cases, common commercial practices outside the United States may be inconsistent with the REIT rules for qualifying "rents from real property," and sale and exchange gains are likely to be recognized that may or may not be treated as non-qualifying income for purposes of the gross income tests. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity or contribute such interest to a TRS. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In addition, we will have to take into account our share of the income of such joint ventures and investment funds that are classified as partnerships for tax purposes, without regard to whether such joint ventures or funds make distributions to us to fund our distribution requirements. We may avoid some of these risks by investing in joint ventures or funds that are classified as partnerships for U.S. federal income tax purposes through one of our TRSs. Under the asset tests, however, no more than 20% of our assets may consist of TRS securities for taxable years ended on or before December 31, 2025. For taxable years beginning after December 31, 2025, that percentage limit is increased from 20% to 25%. In addition, in the case of any non-U.S. TRSs, we would expect to have to take into income the net income of such a TRS each year under the "subpart F income" rules applicable to "controlled foreign corporations" without regard to whether we receive any distributions from the TRS. Such subpart F income inclusions will be treated as qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce our NAV.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. The One Big Beautiful Bill Act, which was signed into law on July 4, 2025, made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the One Big Beautiful Bill Act permanently extended certain provisions that were enacted in the Tax Cuts and

Jobs Act of 2017, most of which were set to expire after December 31, 2025. Further changes to the tax laws are possible. In particular, the federal income taxation of REITs may be modified, possibly with retroactive effect, by legislative, administrative or judicial action at any time.

In addition, we and our subsidiaries could be subject to the Organization for Economic Cooperation and Development (OECD) Global Anti-Base Erosion Rules (more commonly referred to as the "Pillar 2 Rules") as promulgated by certain non-U.S. jurisdictions. The Pillar 2 Rules can potentially lead to additional taxes when the effective tax rate (as defined by the Pillar 2 Rules) in a jurisdiction is below 15%. It is noted that the Pillar 2 Rules are still yet to be implemented in most of the jurisdictions in which we operate. Developments will be monitored as guidance and local implementation progresses.

We cannot assure stockholders that any future changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Stockholders are urged to consult with their tax advisors with respect to the impact of these legislative changes on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a "C" corporation rather than a REIT. As a result, our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute annually to our stockholders dividends equal to at least 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. Our taxable income will include our allocable share of any taxable income from partnerships (including investment funds and joint ventures that are treated as partnerships for federal income tax purposes) without regard to the amount, if any, of distributions we receive from such partnerships. We will be subject to regular corporate income taxes on any undistributed REIT taxable income each year, including any undistributed net capital gains. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Certain payments we make to our stockholders under our share repurchase plan may not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase our costs or reduce our equity.

Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities (other than securities that qualify for the straight debt safe harbor) of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a TRS under the Code. Debt will generally meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on profits, the borrower's discretion, or similar factors. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and for taxable years ended on or before December 31, 2025, no more than 20% of the value of our assets may be represented by securities of one or more TRSs. For taxable years beginning after December 31, 2025, no more than 25% of the value of our assets may be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must dispose of a portion of our assets within 30 days after the end of such calendar quarter (or within 6 months if certain requirements are met) or qualify for certain statutory relief provisions, in order to avoid losing our REIT qualification and suffering adverse tax consequences. In order to satisfy these requirements and maintain our qualification as a

REIT, we may be forced to liquidate assets from our portfolio or not make otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Our charter does not permit any person or group to own more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of our outstanding capital stock of all classes or series, and attempts to acquire our common stock or our capital stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption (prospectively or retroactively) from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year after the first year for which we elect to qualify as a REIT. Our charter prohibits beneficial or constructive ownership by any person or group of more than 9.8%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our outstanding common stock or 9.8% in value or number of shares, whichever is more restrictive, of our outstanding capital stock of all classes or series, which we refer to as the "Ownership Limits." The constructive ownership rules under the Code and our charter are complex and may cause shares of our outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our capital stock by a person could cause another person to be treated as owning in excess of 9.8% of the outstanding common stock or our capital stock, respectively, and thus violate the Ownership Limits. There can be no assurance that our board of directors, as permitted in the charter, will not decrease the Ownership Limits in the future. Any attempt to own or transfer shares of our common stock or capital stock in excess of the Ownership Limits without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of our charter to a charitable trust, or in the transfer being void.

The Ownership Limits may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the Ownership Limits granted to date may limit the power of our board of directors to increase the Ownership Limits or grant further exemptions in the future.

Non-U.S. holders may be required to file U.S. federal income tax returns and pay U.S. federal income tax upon their disposition of shares of our common stock or upon their receipt of certain distributions from us.

In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder other than a "qualified shareholder" or a "qualified foreign pension fund," as each is defined for purposes of the Code, that disposes of a "United States real property interest" ("USRPI") (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), on the gain from such disposition. FIRPTA gains must be reported on U.S. federal income tax returns and are taxable at regular U.S. federal income tax rates. Such tax does not apply, however, to the gain on disposition of stock in a REIT that is "domestically controlled." Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure our stockholders that we will qualify as or that we will remain a domestically controlled REIT. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules.

A non-U.S. holder, other than a "qualified shareholder" or a "qualified foreign pension fund" that receives a distribution from a REIT attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our common stock, is generally subject to U.S. federal income tax under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such non-U.S. holder's ownership of our common stock unless the relevant class of stock is regularly traded on an established securities market in the United States and such non-U.S. holder did not own more than 10% of such class at any time during the one-year period ending on the date of such distribution. In addition, a repurchase of our common stock, to the extent not treated as a sale or exchange, may be subject to withholding as an ordinary dividend.

We seek to act in the best interests of our company as a whole and not in consideration of the particular tax consequences to any specific holder of our stock. Potential non-U.S. holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile, and place of business, with respect to the purchase, ownership and disposition of shares of our common stock.

Investments outside the United States may subject us to additional taxes and could present additional complications to our ability to satisfy the REIT qualification requirements.

Non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes. In addition, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are typically structured differently than they are in the United States or are subject to different legal rules may present complications to our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements. Even if we maintain our status as a REIT, entities through which we hold investments in assets located outside the United States may be subject to income taxation by jurisdictions in which such assets are located or in which our subsidiaries that hold interests in such assets are located. Any such taxes could adversely affect our business, results of operations, cash flows or financial condition, and our cash available for distribution to our stockholders will be reduced by any such non-U.S. income taxes.

We may incur tax liabilities that would reduce our cash available for distribution to you.

Even if we qualify and maintain our status as a REIT, we may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT (a "prohibited transaction" under the Code) will be subject to a 100% tax. We may not make sufficient distributions to avoid excise taxes applicable to REITs with respect to undistributed income. Similarly, if we were to fail a gross income test (and did not lose our REIT status because such failure was due to reasonable cause and not willful neglect), we would be subject to tax on the income that does not meet the income test requirements. We also may decide to retain net capital gain we earn from the sale or other disposition of our investments and pay income tax directly on such income. In that event, we may elect to cause our stockholders to be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. We also may be subject to state and local taxes on our income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which we indirectly own our assets, such as our TRSs, which are subject to full U.S. federal, state and local corporate-level income taxes. Any taxes we pay directly or indirectly will reduce our cash available for distribution to you.

Restrictions on the deduction of all of our interest expense could prevent us from satisfying the REIT distribution requirements and avoiding the incurrence of income or excise taxes.

Our ability (and the ability of entities that are not treated as disregarded entities for U.S. federal income tax purposes and in which we hold an interest) to deduct interest expense may be limited under the Code. The deduction for business interest expense is limited to the amount of the taxpayer's business interest income plus 30% of the taxpayer's "adjusted taxable income" unless the taxpayer's gross receipts do not exceed $25 million per year during the applicable testing period or the taxpayer qualifies to elect and elects to be treated as an "electing real property trade or business." A taxpayer's adjusted taxable income will start with its taxable income and add back items of non-business income and expense, business interest income and business interest expense, net operating losses, any deductions for "qualified business income," and any deductions for depreciation, amortization, or depletion. A taxpayer that is exempt from the interest expense limitations as an electing real property trade or business is ineligible for certain expensing benefits and is subject to less favorable depreciation rules for real property. The rules for business interest expense will apply to us and at the level of each entity in which or through which we invest that is not a disregarded entity for U.S. federal income tax purposes. To the extent that our interest expense is not deductible, our taxable income will be increased, as will our REIT distribution requirements and the amounts we need to distribute to avoid incurring income and excise taxes.

Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in our best interests and in the best interests of our stockholders. In this event, we would become subject to U.S. federal income tax on our taxable income, and we would no longer be required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

You may have current tax liability on distributions that you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless you are a tax-exempt entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.

We may choose to pay dividends in a combination of cash and our own common stock, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.

We may choose to pay dividends in a combination of cash and our own common stock. Under IRS Revenue Procedure 2017-45, as a publicly offered REIT, we may give stockholders a choice, subject to various limits and requirements, of receiving a dividend in cash or in our common stock. As long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of our earnings and profits). As a result, U.S. stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends they receive. In the case of non-U.S. stockholders, we generally will be required to withhold tax with respect to the entire dividend, which withholding tax may exceed the amount of cash such non-U.S. stockholder would otherwise receive.

Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates.

Currently, the maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders, including individuals, is 20% (excluding the 3.8% net investment income tax). Dividends payable by REITs, however, generally are not eligible for the reduced rates. REIT dividends that are not designated as qualified dividend income or capital gain dividends are taxable as ordinary income. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividend income could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. However, non-corporate U.S. taxpayers may be entitled to claim a deduction in determining their taxable income of up to 20% of qualified REIT dividends (which are dividends other than capital gain dividends and qualified dividend income). Such non-corporate U.S. taxpayers are urged to consult with their tax advisor regarding their effective tax rate with respect to REIT dividends.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans for which the IRS has provided a safe harbor, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the asset and gross income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

If our Operating Partnership failed to qualify as a partnership or is not disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

If the IRS were to successfully challenge the status of our Operating Partnership as a partnership or disregarded entity for U.S. federal income tax purposes, it would be taxable as a corporation, which would reduce the amount of distributions that our Operating Partnership could make to us. This would also result in our failing to qualify as a REIT and becoming subject to a corporate-level tax on our income, which would substantially reduce our cash available to pay distributions and the yield on a stockholder's investment.

Our TRSs are subject to special rules that may result in increased taxes.

We may conduct certain activities or invest in assets through one or more TRSs. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. Other than some activities relating to management of hotel and health care properties, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A domestic TRS is subject to U.S. federal income tax as a regular C corporation.

For taxable years ended on or before December 31, 2025, no more than 20% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. For taxable years beginning after December 31, 2025, that percentage limit is increased from 20% to 25%. This requirement limits the extent to which we can conduct our activities through TRSs. The values of some of our assets, including assets that we hold through TRSs, may not be subject to precise determination, and values are subject to change in the future. In addition, as a REIT, we must pay a 100% penalty tax on IRS adjustments to certain payments that we made or receive if the economic arrangements between us and any of our TRSs are not comparable to similar arrangements between unrelated parties. We intend to structure transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above; however, the IRS may successfully assert that the economic arrangements of any of our intercompany transactions are not comparable to similar arrangements between unrelated parties.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from hedging transactions will be excluded from gross income for purposes of the 75% and 95% gross income tests if: (i) the instrument (A) hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets, (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (C) hedges a position entered into pursuant to clause (A) or (B) after the extinguishment of such liability or disposition of the asset producing such income; and (ii) such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. Because we hold substantially all of our assets through the Operating Partnership, which is treated as a partnership for U.S. federal income tax purposes, the foregoing rules would not apply if the Operating Partnership was, or owned equity interests in, a taxable mortgage pool. Any such taxable mortgage pool would be treated as a corporation for U.S. federal income tax purposes and could prevent us from qualifying as a REIT.

Our investments in construction loans may require us to make estimates about the fair value of land improvements that may be challenged by the IRS.

We may invest in construction loans, the interest from which will be qualifying income for purposes of the gross income tests, provided that the loan value of the real property securing the construction loan is equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge our estimate of the loan value of the real property.

If the leases of our properties to a TRS lessee are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.

To qualify as a REIT, we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." In order for rents paid to us by a TRS lessee to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If the leases of our hotels to a TRS lessee are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.

If any hospitality managers that we may engage do not qualify as "eligible independent contractors," or if our hospitality properties are not "qualified lodging facilities," we may fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours generally will not be qualifying income for purposes of the two gross income tests applicable to REITs, but an exception is provided, however, for leases of "qualified lodging facilities" to a TRS so long as the hotels are managed by an "eligible independent contractor" and certain other requirements are satisfied. We expect to lease all or substantially all of our hotels to our TRS lessee. We expect that the TRS lessee will engage hotel managers and third-party property managers that are intended to qualify as "eligible independent contractors." Among other requirements, in order to qualify as an eligible independent contractor, the hotel manager must not own, directly or through its equity owners, more than 35% of our outstanding stock, and no person or group of persons can own more than 35% of our outstanding stock and the equity interests of the hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our stock by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRS at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. No assurances can be provided that any hotel managers that we may engage will in fact comply with this requirement in the future. Failure to comply with this requirement would require us to find other managers for future contracts, and if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property that we lease to our TRS lessee must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. The REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase real properties and lease them back to the sellers of such properties. We cannot guarantee that the IRS will not challenge our characterization of any sale-leaseback transactions. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests" or the "gross income tests" and, consequently, lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

Sales of our properties at gains are potentially subject to the prohibited transaction tax, which could reduce the return on a stockholder's investment.

Our ability to dispose of property is restricted as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) we own, directly or through a subsidiary entity, including our Operating Partnership, but excluding our TRSs, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business unless a safe harbor applies under the Code. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We intend to avoid the 100% prohibited transaction tax by (i) conducting activities that may otherwise be considered prohibited transactions through a TRS, (ii) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or through any subsidiary other than a TRS, will be treated as a prohibited transaction, or (iii) structuring certain dispositions of our properties to comply with certain safe harbors available under the Code. However, no assurance can be given that any particular property will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business or that a safe harbor will apply.

Characterization of the repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured borrowing transactions could adversely affect our ability to qualify as a REIT.

We have entered into repurchase agreements with a variety of counterparties to finance assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that, for U.S. federal income tax purposes, we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured borrowing transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements or earn the income generated by such assets for purposes of our application of the REIT asset and gross income tests.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in our stock, the fiduciary could be subject to civil penalties.

There are special considerations that apply to investing in our shares on behalf of a trust, pension, profit sharing or 401(k) plans, health or welfare plans, trusts, individual retirement accounts ("IRAs") or Keogh plans. If you are investing the assets of any of the entities identified in the prior sentence in our common stock, you should satisfy yourself that:

- the investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;

- the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;

- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

- the investment will not impair the liquidity of the trust, plan or IRA;

- the investment will not produce "unrelated business taxable income" for the plan or IRA;

- our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and

- the investment will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

If our assets at any time are deemed to constitute "plan assets" under ERISA, that may lead to the rescission of certain transactions, tax or fiduciary liability and our being held in violation of certain ERISA and Code requirements.

Stockholders subject to ERISA should consult their own advisors as to the effect of ERISA on an investment in the shares. As discussed under "Certain ERISA Considerations," if our assets are deemed to constitute "plan assets" of stockholders that are Covered Plans (as defined below) (i) certain transactions that we might enter into in the ordinary course of our business might have to be rescinded and may give rise to certain excise taxes and fiduciary liability under Title I of ERISA or Section 4975 of the Code; (ii) our management, as well as various providers of fiduciary or other services to us (including the Advisor), and any other parties with authority or control with respect to us or our assets, may be considered fiduciaries or otherwise parties in interest or disqualified persons for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code; and (iii) the fiduciaries of stockholders that are Covered Plans would not be protected from "co-fiduciary liability" resulting from our decisions and could be in violation of certain ERISA requirements.

Accordingly, prospective investors that are (i) "employee benefit plans" (within the meaning of Section 3(3) of ERISA), which are subject to Title I of ERISA; (ii) "plans" defined in Section 4975 of the Code, which are subject to Section 4975 of the Code (including "Keogh" plans and "individual retirement accounts"); or (iii) entities whose underlying assets are deemed to include plan assets within the meaning of Section 3(42) of ERISA and the regulations thereunder (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by "benefit plan investors") (each such plan, account and entity described in clauses (i), (ii) and (iii) we refer to as "Covered Plans") should consult with their own legal, tax, financial and other advisors prior to investing to review these implications in light of such investor's particular circumstances. The sale of our common stock to any Covered Plan is in no respect a representation by us or any other person associated with the offering of our shares of common stock that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

As a company externally managed by the Advisor, we rely on Starwood Capital's information technology ("IT") systems, including data hosting facilities and other hardware and software platforms, some of which are hosted by third-party service providers, to assist in conducting our businesses. Starwood Capital's IT systems, like those of most companies, may be vulnerable to certain cybersecurity threats such as ransomware, interruption of services, data breaches, or any other cybersecurity incidents, or a series of related cybersecurity incidents, that could adversely impact our financial condition, results of operations, cash flows or business strategy, including our ability to operate core business functions. In the last fiscal year, Starwood Capital continually monitored the cybersecurity risk landscape and did not experience any cybersecurity breaches, including malware and computer virus attacks that have materially affected, or are reasonably likely to materially affect our financial condition, results of operations, cash flows, or business strategy. For more information on our cybersecurity-related risks, see Part I, "Item 1A. Risk Factors" included elsewhere in this Annual Report on Form 10-K.

Starwood Capital considers cybersecurity risks, along with other top risks, within its Enterprise Risk Management ("ERM") framework. The ERM framework includes internal reporting at the business and enterprise levels, with consideration of key risk indicators, trends and countermeasures for cybersecurity and other types of significant risks. Starwood Capital has implemented a cybersecurity program that employs various controls and activities aimed at identifying, protecting against, detecting, and responding to cybersecurity threats. These controls and activities include hardware and software inventory tracking, endpoint protection, and network security measures to safeguard our assets from unauthorized access and attacks. Starwood Capital prioritizes data protection through access management designed to permit access only by authorized personnel. Starwood Capital's cybersecurity incident response plan, integrated into the ERM framework, outlines a structured process for handling information security incidents involving assets or data. It guides Starwood Capital's cybersecurity incident response team in containing, eradicating, and recovering from incidents while minimizing damage and disruption. The plan includes a clearly defined notification framework ensuring timely communication with business and management teams based on the incident's severity and potential impact. Additionally, Starwood Capital maintains a cybersecurity insurance policy to mitigate risks associated with cybersecurity incidents. The cybersecurity insurance policy covers both our company and other Starwood Capital affiliates. In addition to its in-house cybersecurity capabilities, at times Starwood Capital also engages third parties to assist with assessing, identifying, and managing cybersecurity risks.

Starwood Capital also periodically performs simulations and tabletop exercises at a management level and utilizes external resources and consultants, as needed. All employees of Starwood Capital are required to complete an annual computer-based Security Awareness Training Program that includes various topics on cybersecurity risk management best practices. This program educates users on how to identify information security threats and what actions should be taken in the event of a cybersecurity breach. Additionally, the employees of Starwood Capital are regularly tested with phishing campaigns reinforcing their awareness of email threats.

Annual risk assessments of Starwood Capital's Information Security Program are conducted to identify emerging information security and third-party risks. In addition, periodic vulnerability assessments and penetration tests are conducted throughout the year to support the identification of risks.

Further, Starwood Capital utilizes on-premises and cloud-based security solutions, with real-time monitoring provided by specialized managed third-party security service providers. These third parties collect events generated by critical systems in real-time, filter non-security events, and then correlate the information using security data analytical engines so that personnel of Starwood Capital can identify and analyze threats. With respect to the software platforms that are hosted by third parties, Starwood Capital utilizes an external vendor risk management platform to evaluate, rate, monitor and track vendor risk. The security practices and processes of our third-party service providers are monitored regularly. In addition, we have engaged a third-party to evaluate and review the remediation of cybersecurity risks of our third party service providers, including financial service providers, property managers and professional service firms. For any hosted applications, Starwood Capital inquires if the vendor issues a System and Organization Controls ("SOC") 1 or SOC 2 report. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, Starwood Capital takes additional steps to assess its cybersecurity preparedness and assess the relationship on that basis. Starwood Capital's assessment of risks associated with the use of third party service providers is part of Starwood Capital's overall cybersecurity risk management framework.

Governance

Our board of directors is ultimately responsible for the oversight of risks from cybersecurity threats and has delegated responsibility for such oversight of cybersecurity matters to the audit committee. The audit committee receives at least semi-annual, or more frequently as needed, updates from the Advisor on our cybersecurity program, including measures taken to address cybersecurity risks and significant cybersecurity incidents.

Starwood Capital's Chief Technology Officer leads the overall cybersecurity function and is responsible for developing and implementing Starwood Capital's Information Security Program, overseeing cybersecurity strategy, and managing responses to cybersecurity threats. The Chief Technology Officer has extensive experience in technology leadership and cybersecurity oversight within financial services organizations. The IT security team includes personnel with cybersecurity certifications and experience in information security, risk management, incident response, and security operations. In addition, Starwood Capital engages third-party cybersecurity firms to supplement its in-house capabilities.

ITEM 2. PROPERTIES

For an overview of our real estate investments, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Portfolio."

Our principal executive and administrative offices are located at 2340 Collins Avenue, Miami Beach, Florida 33139 and 591 West Putnam Avenue, Greenwich, Connecticut 06830. We consider these facilities to be suitable and adequate for the management and operations of our business.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2025, we were not involved in any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Offering of Common Stock

Our public offering consists of four classes of shares of our common stock: Class T shares, Class S shares, Class D shares, and Class I shares. Our common stock is not currently traded on any exchange, and no established market exists for our common stock. The purchase price per share for each class of our common stock is the transaction price that will generally equal our prior month's NAV per share, as determined monthly, plus applicable selling commissions and dealer manager fees. As of March 15, 2026, we had 1,026 holders of Class T, 30,299 holders of Class S, 1,453 holders of Class D and 16,892 holders of Class I shares of common stock. The share classes have different upfront selling commissions and dealer manager fees, and different ongoing stockholder servicing fees. Other than the differences in upfront selling commissions, dealer manager fees, and ongoing stockholder servicing fees, each class of common stock has the same economics and voting rights. Shares of our common stock are not listed for trading on a stock exchange or other securities market. The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class:

	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I
Selling commissions and dealer manager fees (% of transaction price)	up to 3.5%	up to 3.5%	up to 1.5%	—
Stockholder servicing fee (% of NAV)	0.85%	0.85%	0.25%	—

For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.5% of the transaction price. For Class T shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class D shares sold in the primary offering, investors will pay upfront selling commissions of up to 1.5% of the transaction price. Prior to February 4, 2020, no upfront selling commissions were paid on Class D shares. There are no upfront selling commissions or dealer manager fees with respect to Class I shares.

The Dealer Manager, a registered broker-dealer affiliated with the Advisor, serves as the dealer manager for our public offering and is entitled to receive stockholder servicing fees of 0.85% per annum of the aggregate NAV for Class T shares and Class S shares. For Class T shares such stockholder servicing fee includes a representative stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the representative stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. For Class D shares, the Dealer Manager is entitled to a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares. There is no stockholder servicing fee with respect to Class I shares. For the year ended December 31, 2025, the ratio of the cost of raising equity capital to the gross amount of equity capital raised was approximately 0.8%.

The Dealer Manager anticipates that substantially all of the upfront selling commissions, dealer manager and stockholder servicing fees will be retained by, or reallowed (paid) to, participating broker-dealers. For the year ended December 31, 2025, the Dealer Manager did not retain any upfront selling commissions, dealer manager or stockholder servicing fees.

The following table presents our monthly NAV per share for each of the four classes of shares for the year ended December 31, 2025:

	Common Stock Class S	Common Stock Class T	Common Stock Class D	Common Stock Class I
January 31, 2025	$ 21.82	$ 21.84	$ 21.40	$ 21.64
February 28, 2025	$ 21.66	$ 21.67	$ 21.23	$ 21.48
March 31, 2025	$ 21.32	$ 21.33	$ 20.90	$ 21.14
April 30, 2025	$ 21.15	$ 21.16	$ 20.73	$ 20.97
May 31, 2025	$ 21.10	$ 21.11	$ 20.68	$ 20.92
June 30, 2025	$ 21.10	$ 21.12	$ 20.67	$ 20.92
July 31, 2025	$ 20.99	$ 21.01	$ 20.57	$ 20.82
August 31, 2025	$ 20.76	$ 20.78	$ 20.34	$ 20.59
September 30, 2025	$ 20.60	$ 20.61	$ 20.18	$ 20.42
October 31, 2025	$ 20.44	$ 20.45	$ 20.02	$ 20.26
November 30, 2025	$ 20.34	$ 20.35	$ 19.92	$ 20.16
December 31, 2025	$ 20.14	$ 20.15	$ 19.72	$ 19.96

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Advisor, our independent valuation advisor and third-party appraisal firms in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm's-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our independent valuation advisor reviews our valuation guidelines and methodologies related to investments in real property with the Advisor and our board of directors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and likely differs from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for purposes of establishing a purchase and repurchase price for our shares, we have adopted a model that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, *Fair Value Measurement*. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable inputs, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differ from GAAP. NAV is not equivalent to stockholders' equity or any other GAAP measure.

The following valuation methods are used for purposes of calculating our NAV:

- *Consolidated Properties.* Investments in real property are valued using quarterly update appraisals performed by our independent valuation advisor, Altus Group U.S. Inc., and monthly valuation updates performed by our Advisor, which will be reviewed by our independent valuation advisor as to its reasonableness, for each month in which we do not receive an appraisal report. We receive an appraisal no less than annually, which will be considered by our independent valuation advisor in their quarterly valuation update. We use the income approach's discounted cash flow as the primary methodology to value real property, whereby a property's value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by market supported discount and terminal capitalization rates. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization and discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The cost approach is based on the understanding that market participants relate value to cost. The value of a property is derived by adding the estimated land value to the current cost of constructing a replacement for the improvements and then subtracting the amount of depreciation in the structures from all causes. Following the table below that sets forth our NAV calculation is a sensitivity analysis for our investments in real property.

- *Unconsolidated Properties Held Through Joint Ventures.* Unconsolidated properties held through joint ventures generally are valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined in a manner consistent with the guidelines described above for consolidated properties and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture is then determined by the Advisor using a hypothetical liquidation calculation to value our interest in the joint venture, which is a percentage of the joint venture's NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment. The valuation of our interest in joint ventures prepared by the Advisor will not be reviewed or appraised by our independent valuation advisor.

- *European Property Investments.* European property investments will be valued annually by an independent third-party appraiser and each such valuation will be reviewed by our independent valuation advisor as to its reasonableness. For months where a third-party appraiser does not perform a valuation, the Advisor will perform a monthly valuation of each of our European property investments, which will be reviewed by our independent valuation advisor as to its reasonableness.

- *Single-Family Rental Property Investments.* Our independent valuation advisor will conduct quarterly valuations of single-family rental property investments. For months where our independent valuation advisor does not perform a quarterly valuation, the Advisor will perform a monthly valuation of our single-family rental property investments, which will be reviewed by our independent valuation advisor as to its reasonableness.

- *Operating Company Investments.* Operating company investments, either consolidated or nonconsolidated, that have substantial personnel and operating activities will be valued annually by an independent third-party appraiser and each such valuation will be reviewed by our independent valuation advisor as to its reasonableness. For months where a third-party appraiser does not perform a valuation, the Advisor will perform a monthly valuation of the operating company investment, which will be reviewed by the independent valuation advisor as to its reasonableness. Operating company investments are valued using the discounted cash flow methodology as the primary methodology.

- *Real Estate Debt and Real Estate-Related Equity Securities.* In general, real estate debt and real estate-related equity securities are valued by the Advisor at fair value determined in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. When reliable market quotations for real estate debt and real estate-related equity securities are available, the Advisor generally values such investments based on the quotations obtained. Securities that are traded publicly on an exchange or other public market (stocks, exchange traded derivatives and securities convertible into publicly-traded securities, such as warrants) are valued at the closing price of such securities in the principal market in which the security trades. If market quotations are not readily available (or are otherwise not a reliable indication of fair value for a particular investment), the fair value is determined in good faith by the Advisor. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations). Our board of directors has delegated to the Advisor the responsibility for monitoring significant events that may materially affect the values of our real estate debt and real estate-related equity securities and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events. The valuation of our real estate-related securities and real estate debt prepared by the Advisor is not reviewed or appraised by our independent valuation advisor.

- *Liabilities.* Liabilities include the fees payable to the Advisor and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities are valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees are allocable to a specific class of shares and are only included in the NAV calculation for that class. Our debt is typically valued at fair value in accordance with GAAP. For purposes of calculating our NAV, neither (1) organization and offering expenses paid by the Advisor through December 21, 2019, nor (2) operating expenses paid by the Advisor, incurred by us during the period July 13, 2017 (date of initial capitalization) through December 31, 2018, are recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Advisor for these costs. These amounts were fully reimbursed as of December 31, 2024. The Advisor's valuation of each investment's liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure is not reviewed or appraised by the independent valuation advisor.

- *Valuation of Assets and Liabilities Associated with the DST Program.* We intend to conduct the DST Program to raise capital in private placements through the sale of DST Interests in DSTs that own one or more DST Properties in which we, through a wholly owned subsidiary of the Operating Partnership, will hold a long-term leasehold interest in each DST Property pursuant to a master lease that will be guaranteed by the Operating Partnership. In accordance with the applicable master lease, such subsidiary of the Operating Partnership or applicable master tenant will make rental payments to the applicable DST (as landlord and owner of such DST Property) and such subsidiary of the Operating Partnership or applicable master tenant will be responsible for subleasing the applicable DST Property to various end-user tenants. This master lease arrangement means that we will bear the risk that the underlying cash flow received from the applicable DST Property may be less than the master lease payments. Additionally, the Operating Partnership will retain the FMV Option, giving it the right, but not the obligation, to acquire the DST Interests from the investors at a later date in exchange for Operating Partnership units or cash, at the Operating Partnership's discretion. Due to our continuing management of each DST Property through the master lease arrangement, we will include each DST Property in the calculation of our NAV at its fair value (without taking into account the master lease obligations) in the same manner as described above for consolidated properties. The cash received by us in exchange for the indirect sale of DST Interests in each DST Property will be valued as an asset with a corresponding liability, initially equal to the cash received, representing the obligations under the master lease. Accordingly, the indirect sale of DST Interests in each DST Property will have no initial net effect to the NAV calculation. Following the close of the offering of each DST Property, the value of the DST Property (taking into account the master lease obligations) will be multiplied by the third-party investors' percentage interest in the DST Property to determine the fair value of the corresponding liability on an ongoing basis. In the event the FMV Option expires or is terminated without being exercised by the Operating Partnership, the applicable DST Property value will be reduced by the pro rata portion owned by third-party investors with an offsetting reduction in the corresponding liability.

Our NAV is calculated for each of our share classes by our fund administrator. Our board of directors, including a majority of our independent directors, may replace our fund administrator with another party, including the Advisor, if it is deemed appropriate to do so. The Advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by our fund administrator.

Each class has an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided at the end of each calendar quarter by our independent valuation advisor with monthly valuations prepared by the Advisor for months that are not a quarter-end, (2) our real estate debt and real estate-related equity securities for which third-party market quotes are available, (3) our other real estate debt and real estate-related equity securities, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares is only included in the NAV calculation for that class, the NAV per share for our share classes may differ.

Our operating partnership units are economically equivalent to a corresponding class of shares (with Class D-1 units equivalent to Class D shares and Class S-1 units equivalent to Class S shares). On the last day of each month, the NAV per operating partnership unit of such units equals the NAV per share of the corresponding class. The NAV of our operating partnership on the last day of each month equals the sum of the NAVs of each outstanding operating partnership unit on such day. At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class's relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first business day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also includes material, non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Advisor adjusts the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available. Notwithstanding anything herein to the contrary, the Advisor may in its discretion consider material market data and other information that becomes available after the end of the applicable month in valuing our assets and liabilities and calculating our NAV for a particular month.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, our fund administrator incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions reduces the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class at the end of such month. Restricted shares of our Class I common stock that remain unvested at the end of the month are excluded from the NAV per share calculation.

The following table provides a breakdown of the major components of our NAV as of December 31, 2025 ($ and shares/units in thousands):

Components of NAV		December 31, 2025
Investments in real estate	$	20,953,304
Investment in real estate debt		918,252
Cash and cash equivalents		197,960
Restricted cash		225,737
Other assets		154,668
Debt obligations		(11,753,302)
Secured financings on investments in real estate debt		(550,951)
Subscriptions received in advance		(145)
Other liabilities		(1,767,593)
Performance participation accrual		—
Management fee payable		(6,918)
Accrued stockholder servicing fees[1]		(2,753)
Non-controlling interests in consolidated joint ventures		(116,989)
Net asset value	$	8,251,270
Number of outstanding shares/units		412,009

[1] Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of December 31, 2025, we have accrued under GAAP $224.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units[1]	Total
Net asset value	$ 3,536,625	$ 96,417	$ 488,020	$ 3,731,107	$ 399,101	$ 8,251,270
Number of outstanding shares/units	175,606	4,785	24,744	186,884	19,990	412,009
NAV Per Share/Unit as of December 31, 2025	$ 20.14	$ 20.15	$ 19.72	$ 19.96	$ 19.97	

[1] Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2025 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.9%	5.5%
Industrial	7.3%	5.8%
Office	8.0%	6.8%
Other	8.4%	6.9%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers, as applicable, per the terms of our valuation guidelines. The Advisor reviews the assumptions from each of the appraisals. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.8%	+2.4%	+2.3%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.2)%	(2.1)%

The following table reconciles stockholders' equity per our Consolidated Balance Sheet to our NAV ($ in thousands):

Reconciliation of Stockholders' Equity to NAV	December 31, 2025
Total stockholders' equity under GAAP	$ 3,886,130
Redeemable non-controlling interests	399,101
Total partners' capital of Operating Partnership	4,285,231
Adjustments:	
Accrued stockholder servicing fee	221,579
Unrealized net real estate and real estate debt appreciation	601,081
Accumulated depreciation and amortization	3,143,379
NAV	$ 8,251,270

The following details the adjustments to reconcile stockholders' equity to our NAV:

- Accrued stockholder servicing fee represents the accrual for the full cost of the stockholder servicing fee for Class T, Class S and Class D shares. Under GAAP, we accrued the full cost of the stockholder servicing fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time we sold the Class T, Class S and Class D shares. Refer to Note 2 — "Summary of Significant Accounting Policies" to our consolidated financial statements in this Annual Report on Form 10-K for further details of the GAAP treatment regarding the stockholder servicing fee. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis.

- Our investments in real estate are presented under historical cost in our consolidated financial statements. Additionally, our mortgage notes, credit facilities, secured financings on investments in real estate debt and unsecured line of credit ("Debt") are presented at their carrying value in our consolidated financial statements. As such, any changes in the fair value of our Debt are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and our Debt are recorded at fair value.

- We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.

Distributions

Since February 2019, we have declared monthly distributions for each class of our common stock, which are generally paid three business days after month-end. Each class of our common stock received the same gross distribution per share, which was an aggregate of $1.2420 per share for the year ended December 31, 2025. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the gross distribution per share and paid to the Dealer Manager. The table below details the net distribution for each of our share classes for the year ended December 31, 2025:

	Class T Shares	Class S Shares	Class D Shares	Class I Shares
January 31, 2025	$ 0.0877	$ 0.0877	$ 0.0989	$ 0.1035
February 28, 2025	0.0893	0.0893	0.0994	0.1035
March 31, 2025	0.0879	0.0879	0.0990	0.1035
April 30, 2025	0.0886	0.0886	0.0992	0.1035
May 31, 2025	0.0883	0.0882	0.0991	0.1035
June 30, 2025	0.0888	0.0888	0.0993	0.1035
July 31, 2025	0.0883	0.0883	0.0991	0.1035
August 31, 2025	0.0884	0.0883	0.0991	0.1035
September 30, 2025	0.0890	0.0890	0.0993	0.1035
October 31, 2025	0.0887	0.0886	0.0992	0.1035
November 30, 2025	0.0893	0.0892	0.0994	0.1035
December 31, 2025	0.0889	0.0888	0.0993	0.1035
Total	$ 1.0632	$ 1.0627	$ 1.1903	$ 1.2420

The following table summarizes our distributions declared during the years ended December 31, 2025, 2024 and 2023 ($ in thousands):

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		For the Year Ended December 31, 2023	
	Amount	%	Amount	%	Amount	%
Distributions						
Payable in cash	$ 350,859	72 %	$ 339,007	69 %	$ 367,954	66 %
Reinvested in shares	133,900	28 %	155,250	31 %	189,498	34 %
Total distributions	$ 484,759	100 %	$ 494,257	100 %	$ 557,452	100 %
Sources of Distributions						
Cash flows from operating activities[1]	$ 345,612	71 %	$ 494,257	100 %	$ 557,452	100 %
Cash flows from investing activities[2]	42,000	9 %	—	— %	—	— %
Offering proceeds[3]	97,147	20 %	—	— %	—	— %
Total sources of distributions	$ 484,759	100 %	$ 494,257	100 %	$ 557,452	100 %
Cash flows from operating activities	$ 345,612		$ 429,191		$ 556,567	
Funds from operations[4]	$ 43,762		$ 171,897		$ 111,043	

---

[1] As of December 31, 2024 and 2023, our inception to date cash flows from operating activities funded 100% of our distributions.

[2] Certain cash flows from interest rate derivatives, classified as cash flows from investing activities, have funded a portion of our distributions.

[3] Offering proceeds represents distributions reinvested in shares of our common stock through our distribution reinvestment plan.

[4] See "Funds from Operations and Adjusted Funds from Operations" below for a description of funds from operations and a reconciliation of funds from operations to GAAP net loss attributable to stockholders.

Funds from Operations and Adjusted Funds from Operations

We believe funds from operations ("FFO") is a meaningful supplemental non-GAAP operating metric. Our consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will change over time based on market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by the National Association of Real Estate Investment Trusts ("NAREIT").

FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding (i) gains or losses from sales of depreciable real property, (ii) impairment write-downs on depreciable real property, (iii) plus real estate-related depreciation and amortization, (iv) net gains or losses from sales of real estate, and (v) similar adjustments for unconsolidated joint ventures.

We also believe that adjusted FFO ("AFFO") is a meaningful supplemental non-GAAP disclosure of our operating results. AFFO further adjusts FFO in order for our operating results to reflect the specific characteristics of our business by adjusting for items we believe are not related to our core operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income and expense, (ii) deferred income amortization, (iii) amortization of above- and below-market lease intangibles, (iv) amortization of mortgage premium / discount, (v) unrealized gains or losses from changes in the fair value of real estate debt and other financial instruments, (vi) gains and losses resulting from foreign currency translations, (vii) amortization of restricted stock awards, (viii) non-cash performance participation allocation, even if repurchased by us, (ix) amortization of deferred financing costs, (x) gains or losses on extinguishment of debt, and (xi) similar adjustments for unconsolidated joint ventures. AFFO is not defined by NAREIT and our calculation of AFFO may not be comparable to disclosures made by other REITs.

The following table presents a reconciliation of net loss attributable to stockholders to FFO and AFFO ($ in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Net loss attributable to stockholders	$ (691,616)	$ (684,883)	$ (649,703)
Adjustments to arrive at FFO:			
Real estate depreciation and amortization	704,765	742,220	811,788
Impairment of investments in real estate	5,123	150,392	188,804
Investment in unconsolidated real estate ventures – depreciation, amortization, and impairment	51,550	55,496	54,542
Net gain on dispositions of real estate	(21,081)	(87,108)	(289,818)
Amount attributable to non-controlling interests for above adjustments	(4,979)	(4,220)	(4,570)
FFO attributable to stockholders	43,762	171,897	111,043
Adjustments to arrive at AFFO:			
Straight-line rental income and expense	(7,299)	(10,213)	(13,181)
Deferred income amortization	(24,367)	(20,108)	(15,957)
Amortization of above- and below-market lease intangibles, net	(1,168)	(2,464)	(3,839)
Unrealized losses from changes in the fair value of investments in real estate debt and other financial instruments	264,081	153,827	349,941
Foreign currency (gain) loss	(26,956)	41,062	(14,786)
Amortization of restricted stock awards	840	840	840
Non-cash performance participation allocation	—	—	—
Amortization of deferred financing costs [1]	24,878	22,252	35,111
Loss on extinguishment of debt	5,247	—	93
Amount attributable to non-controlling interests for above adjustments	(1,678)	(1,166)	(2,268)
AFFO attributable to stockholders	$ 277,340	$ 355,927	$ 446,997

_____

[1] Includes the amortization of mortgage premium / discount.

FFO and AFFO should not be considered to be more relevant or accurate than the GAAP methodology in calculating net income (loss) or in evaluating our operating performance. In addition, FFO and AFFO should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO and AFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

Unregistered Sales of Equity Securities

As described in Note 12 — "Related Party Transactions" to our consolidated financial statements in this Annual Report on Form 10-K, the Advisor is entitled to an annual management fee equal to (i) 1.25% of our NAV per annum payable monthly, before giving effect to any accruals for the management fee, the stockholder servicing fee, the performance participation interest or any distributions, *plus* (ii) 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the FMV Option held by the Operating Partnership as compensation for the services it provides to us. For avoidance of doubt, the Advisor does not receive a duplicative management fee with respect to any DST Property. In addition, the Operating Partnership will pay the Advisor a management fee equal to 1.25% of the NAV of the Operating Partnership attributable to Operating Partnership units held by unitholders other than us. The management fee can be paid, at the Advisor's election, in cash, shares of common stock, or Operating Partnership units. In connection with the share repurchase plan amendment, the Advisor has agreed, commencing with the month of May 2024, to waive 20% of its management fee, thereby reducing it from 1.25% of NAV to 1% of NAV, until our share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and quarterly repurchase limit of 5% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

During the years ended December 31, 2025, 2024 and 2023, we incurred management fees of $87.6 million, $105.4 million and $153.4 million, respectively. For the years ended December 31, 2025, 2024 and 2023, the Advisor elected to receive the management fee in shares of our common stock. We issued 3,870,226, 4,336,544 and 5,673,483 unregistered Class I shares to the Advisor as payment for the management fee and also had a payable of $6.9 million, $7.7 million and $10.9 million related to the management fee as of December 31, 2025, 2024 and 2023, respectively, which is included in Due to affiliates on our consolidated financial statements. During January 2026, the Advisor was issued 346,519 unregistered Class I shares as payment for the $6.9 million management fee accrued as of December 31, 2025. During January 2025, the Advisor was issued 354,652 unregistered Class I shares as payment for the $7.7 million management fee accrued as of December 31, 2024. During January 2024, the Advisor was issued 473,622 unregistered Class I shares as payment for the $10.9 million management fee accrued as of December 31, 2023. The shares issued to the Advisor for payment of the management fee were issued at the applicable NAV per share at the end of each month for which the fee was earned. Each issuance to the Advisor was made pursuant to Section 4(a)(2) of the Securities Act.

Additionally, the Special Limited Partner, an affiliate of the Advisor, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation of the Operating Partnership's total return to its capital account. As further described in Note 11 to our consolidated financial statements, total return is defined as distributions paid or accrued plus the change in NAV. Under the Operating Partnership's limited partnership agreement, the annual total return will be allocated solely to the Special Limited Partner after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The annual distribution of the performance participation interest will be paid in cash or Class I units of the Operating Partnership, at the election of the Special Limited Partner. During the years ended December 31, 2025, 2024 and 2023, we did not recognize a performance participation allocation as the return hurdle was not achieved.

Share Repurchase Plan

We have adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, subject to any limitations in the share repurchase plan.

In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis subject to the following repurchase priority. First, repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5 million per month. Second, repurchase requests that would result in the account having a balance below $2,500 will be repurchased in full to the extent there are available funds. Thereafter, any remaining funds will be used to repurchase all other shares submitted for repurchase during such month on a pro rata basis.

The total amount of aggregate repurchases of Class T, Class S, Class D, and Class I shares (excluding any early repurchase deduction) is limited. From our inception until our share repurchase plan was amended as described below, the total amount of shares that we could repurchase was limited to 2% of the aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and 5% of the aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). On May 23, 2024, we amended our share repurchase plan such that, beginning with repurchases during the month of May 2024, we limited share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, beginning on July 1, 2024, we limited share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). On June 6, 2025, we amended our share repurchase plan so that beginning with repurchases during the month of June 2025, we limit share repurchases to 0.5% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month), and beginning July 1, 2025, we limit share repurchases to 1.5% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

Shares are repurchased at a price equal to the transaction price on the applicable repurchase date, subject to any early repurchase deduction. Shares that have not been outstanding for at least one year are repurchased at 95% of the transaction price. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests and may elect not to repurchase some or all of the shares submitted for repurchase in a given period. Further, we may make exceptions to, modify or suspend the share repurchase plan. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange.

If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests.

During the three months ended December 31, 2025, we repurchased shares of our common stock in the following amounts:

Month of:	Total Number of Shares Repurchased [1] [2]		Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Repurchased Pursuant to Publicly Announced Plans or Programs [2]
October 2025 [3]	2,000,774	$	20.65	2,000,774	—
November 2025 [3]	1,978,666		20.49	1,978,666	—
December 2025 [3]	2,504,077 [4]		20.31	1,978,130	—
Total	6,483,517	$	20.47	5,957,570	—

[1] Repurchases are limited under the share repurchase plan as described above, which was first announced in December 2017. Under the share repurchase plan, we were authorized to repurchase up to an aggregate of $121.6 million of Class T, Class S, Class D and Class I shares based on our September 30, 2025 NAV in the fourth quarter of 2025. Pursuant to the share repurchase plan, this amount resets at the beginning of each quarter. Shares repurchased were submitted by our stockholders in the prior month and honored in the current month.

[2] Share repurchases are funded through a combination of sales of shares of our common stock, borrowings from our unsecured line of credit and proceeds from asset dispositions.

[3] In each of October, November and December 2025, we received repurchase requests in excess of the applicable monthly or quarterly repurchase limitation. As per the terms of our share repurchase plan, we honored all repurchase requests for each of October, November and December 2025 on a pro rata basis, subject to the repurchase priority, up to the applicable monthly or quarterly repurchase limitation. As such, approximately 4% of each stockholder's October 2025 repurchase request was satisfied, approximately 4% of each stockholder's November 2025 repurchase request was satisfied and approximately 4% of each stockholder's December 2025 share repurchase request was satisfied.

[4] Includes 525,947 Class I shares previously held by the Advisor that were received as payment for its management fee, and that were repurchased outside of our share repurchase plan. The Advisor repurchases were used primarily to settle tax obligations incurred by the Advisor.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to "Starwood Real Estate Income Trust, Inc.," "Company," "we," "us," or "our" refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

Overview

We were formed on June 22, 2017 as a Maryland corporation to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, including loans secured by real estate and real estate-related securities. We are an externally advised, perpetual-life REIT. We own all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner. We and the Operating Partnership are externally managed by the Advisor.

Our board of directors has at all times oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the "Advisory Agreement"), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

We have elected to be taxed as a REIT under the Code for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income (determined without regard to our net capital gain and dividends-paid deduction) to stockholders and maintain our qualification as a REIT.

Public Offerings

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of our common stock. On June 2, 2021, our initial public offering terminated and we commenced our follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and we commenced our third public offering of up to $18.0 billion in shares of common stock. On February 4, 2026, our third public offering terminated, and we commenced our fourth public offering of up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in our primary offering and up to $0.5 billion in shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in our fourth public offering on a monthly basis.

As of March 20, 2026, we had received net proceeds of $14.3 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate and real estate debt as further described below under "Portfolio".

DST Program

In April 2024, we, through the Operating Partnership, commenced the DST Program to issue and sell up to a maximum aggregate offering amount of $1.0 billion of DST Interests in specific DSTs holding one or more DST Properties. These DST Interests will be issued and sold to "accredited investors," as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the "DST Offerings").

Under the DST Program, each DST Property may be sourced from our real properties or from third parties, which will be held in a DST are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a FMV Option, giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership's discretion. Such FMV Option shall be exercisable any time after two years from the closing of the applicable DST Offering. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a subsidiary, an affiliate, a successor entity to the Operating Partnership or the acquiror of a majority of the Operating Partnership's assets. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. Affiliates of the Advisor are expected to receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares of all classes of our common stock under our share repurchase plan and for other corporate purposes.

As of December 31, 2025, we have raised approximately $56.0 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

- provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;

- preserve and protect invested capital;

- realize appreciation in NAV from proactive investment management and asset management; and

- provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than publicly traded real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A."Risk Factors" section of this Annual Report on Form 10-K.

Recent Developments

Business Outlook

Amid today's economic uncertainty, geopolitical environment and stock market volatility, real estate offers tangible, income-generating assets with low correlation to public market fluctuations, making it an effective portfolio diversifier. The tariff events are likely to cause construction costs to increase, which makes owning existing real estate below replacement cost attractive and a defensive place for capital preservation.

We continue to prioritize generating liquidity for stockholders submitting share repurchase requests, while also staying focused on protecting and maximizing value for our stockholders who remain fully invested. This requires picking the right spots to generate liquidity as the markets continue to improve.

Please refer to Item 1A. "Risk Factors" in this Annual Report on Form 10-K for additional disclosure relating to material trends or uncertainties that may impact our business.

2025 Highlights

Operating Results:

- Declared monthly net distributions totaling $484.8 million for the year ended December 31, 2025. The details of the average annualized distribution rates and total returns are shown in the following table:

	Class T Shares	Class S Shares	Class D Shares	Class I Shares
Average Annualized Distribution Rate	5.2%	5.2%	6.0%	6.2%
Annualized Year-to-Date Total Return, without upfront selling commissions and dealer manager fees	(3.3%)	(3.2%)	(2.7%)	(2.4%)
Annualized Inception-to-Date Total Return, without upfront selling commissions and dealer manager fees	4.7%	4.7%	5.0%	5.4%
Annualized Inception-to-Date Total Return, assuming full upfront selling commissions and dealer manager fees	4.2%	4.1%	4.8%	N/A

Disposition Activity:

- Sold 43 industrial properties, 13 multifamily properties, two hospitality properties, one retail property, and 55 single-family rental units for total net proceeds of approximately $0.3 billion during the year ended December 31, 2025.

Financing Activity:

- Refinanced and closed an aggregate of $3.0 billion in property-level financing.

- Refinanced our secured financings on investment in real estate debt through a series of transactions, generating approximately $40.7 million in net proceeds.

Portfolio

Summary of Portfolio

The following chart outlines the percentage of our assets across investments in real estate and our investment in a real estate loan based on fair value as of December 31, 2025:



Asset Allocation[1]

4%

96%

■ Real Estate   ■ Real Estate Loan

The following charts further describe the composition of our investments in real estate and our investment in a real estate loan based on fair value as of December 31, 2025:



(1) Investments in real estate includes our direct property investments and our unconsolidated investments. Our investment in a real estate loan includes our term loan.

(2) Includes our direct property investments, our unconsolidated investments and our investment in a term loan.

(3) Geography weighting includes our term loan. Geography weighting is measured as the asset value of real estate properties, unconsolidated real estate ventures, and our investment in a real estate loan for each geographical category against the total value of all (i) real estate properties, (ii) unconsolidated real estate ventures, and (iii) our investment in a real estate loan.

Investments in Real Estate

The following table provides a summary of our portfolio as of December 31, 2025 ($ in thousands):

Segment	Number of Consolidated Properties	Sq. Feet (in millions) / Number of Units/Keys	Occupancy Rate [1]	Gross Asset Value [2]	Segment Revenue for the Year ended December 31, 2025	Percentage of Segment Revenue
Multifamily	271	63,233 units	94%	$ 15,356,900	$ 1,179,694	75%
Industrial	81	15.79 sq. ft.	92%	2,710,444	151,497	9%
Office	20	3.90 sq. ft.	91%	1,556,239	167,025	11%
Other Properties[3][4]	30	N/A [5]	N/A	933,336	82,713	5%
Total	402			$ 20,556,919	$ 1,580,929	100%

(1) The occupancy rate for our multifamily investments is defined as the number of leased units divided by the total unit count as of December 31, 2025. The occupancy rate for our industrial and office investments is defined as all leased square footage divided by the total available square footage as of December 31, 2025.

(2) Based on fair value as of December 31, 2025.

(3) Includes a 100% interest in a subsidiary with 19 single-family rental units and a 95% interest in a consolidated joint venture with 859 single-family rental units. These are excluded from the number of consolidated properties count.

(4) Excludes our investments in unconsolidated real estate ventures.

(5) Includes approximately 2.3 million sq. ft. across our self-storage, medical office and retail properties, 150 keys at our consolidated hospitality property and 878 single-family rental units.

Average Effective Annual Base Rents

The following table provides a summary of the average effective annual base rents across our portfolio as of December 31, 2025:

Property Type	Average Effective Annual Base Rent per Leased Square Foot / Units	
Multifamily[1]	$	18,282
Industrial[2]	$	8.20
Office[2]	$	34.95

---

[1] For multifamily properties, average effective annual base rent per leased unit represents the annualized base rent for the year ended December 31, 2025. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

[2] For industrial and office properties, average effective annual base rent represents the annualized base rent per leased square foot for the year ended December 31, 2025. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

The following table provides information regarding our portfolio of real estate properties as of December 31, 2025:

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest [1]	Sq. Feet (in millions) / Number of Units/Keys	Occupancy[2]
Multifamily:						
Florida Multifamily Portfolio	4	Jacksonville/Naples, FL	January 2019	100%	1,150	95%
Phoenix Property	1	Mesa, AZ	January 2019	100%	256	95%
Columbus Multifamily	2	Columbus, OH	October 2019	96%	516	97%
Cascades Apartments[3]	1	Charlotte, NC	October 2019	54%	570	94%
Exchange on Erwin	1	Durham, NC	November 2019	100%	265	92%
Avida Apartments	1	Salt Lake City, UT	December 2019	100%	400	94%
Southeast Affordable Housing Portfolio	22	Various	Various 2020	100%	4,384	90%
Florida Affordable Housing Portfolio II	4	Jacksonville, FL	October 2020	100%	958	89%
Mid-Atlantic Affordable Housing Portfolio	28	Various	October 2020	100%	3,660	96%
Kalina Way[3]	1	Salt Lake City, UT	December 2020	54%	264	94%
Southeast Affordable Housing Portfolio II	9	DC, FL, GA, MD, SC, VA	May 2021	100%	1,642	97%
Azalea Multifamily Portfolio	14	TX, FL, NC, MD, TN, GA	June/July 2021	100%	4,548	95%
Keystone Castle Hills	1	Dallas, TX	July 2021	100%	690	93%
Greater Boston Affordable Portfolio	5	Boston, MA	August/September 2021	99%	842	97%
Columbus Preferred Portfolio	2	Columbus, OH	September 2021	96%	400	94%
The Palmer Dadeland	1	Dadeland, FL	September 2021	100%	844	96%
Seven Springs Apartments	1	Burlington, MA	September 2021	100%	331	94%
Maison's Landing	1	Taylorsville, UT	September 2021	100%	492	94%
Sawyer Flats	1	Gaithersburg, MD	October 2021	100%	648	94%
Raleigh Multifamily Portfolio	6	Raleigh, NC	November 2021	95%	2,291	94%
SEG Multifamily Portfolio	57	Various	November 2021	100%	14,066	94%
South Florida Multifamily Portfolio	3	Various	November 2021	95%	1,150	95%
Florida Affordable Housing Portfolio III	16	Various	November 2021	100%	2,660	98%
Central Park Portfolio	9	Denver, CO	December 2021	100%	1,444	94%
National Affordable Housing Portfolio	17	Various	December 2021	100%	3,264	93%
Phoenix Affordable Housing Portfolio	7	Phoenix, AZ	April/May 2022	100%	1,462	91%
Mid-Atlantic Affordable Housing Portfolio II	8	DC, GA	April 2022	100%	1,449	95%
Texas and North Carolina Multifamily Portfolio	5	TX, NC	April/June 2022	95%	1,601	94%
Summit Multifamily Portfolio	33	Various	May/June 2022	100%	8,612	95%
Florida Affordable Housing Portfolio IV	9	Various, FL	June/July 2022	100%	2,054	94%
Blue Multifamily Portfolio	1	San Antonio, TX	August 2022	100%	320	95%
Total Multifamily	**271**				**63,233**	
Industrial:						
Airport Logistics Park	6	Nashville, TN	September 2020	100%	0.40	100%
Marshfield Industrial Portfolio	4	Baltimore, MD	October 2020	100%	1.33	76%
Denver/Boulder Industrial Portfolio	16	Denver, CO	April 2021	100%	1.68	100%
Reno Logistics Portfolio	18	Reno, NV	May 2021	100%	3.04	76%
Northern Italy Industrial Portfolio	4	Northern Italy	August 2021	100%	0.75	100%
Southwest Light Industrial Portfolio	15	AZ, NV	September 2021	100%	2.48	94%
Norway Logistics Portfolio	2	Oslo, Norway	February 2022	100%	0.38	100%
Verona Oppeano	5	Verona, Italy	June 2022	100%	2.64	100%
Denmark Logistics Portfolio	10	Eastern Denmark	June 2022	100%	1.97	100%
Belgioioso Logistics	1	Greater Milan, Italy	August 2022	100%	1.12	100%
Total Industrial	**81**				**15.79**	
Office:						
Florida Office Portfolio	11	Jacksonville, FL	May 2019	97%	1.27	80%
Columbus Office Portfolio	1	Columbus, OH	October 2019	96%	0.32	90%
Nashville Office	1	Nashville, TN	February 2020	100%	0.36	100%
60 State Street	1	Boston, MA	March 2020	100%	0.91	96%
Stonebridge	3	Atlanta, GA	February 2021	100%	0.46	100%
M Campus	2	Paris, France	December 2021	100%	0.24	100%
Barcelona Mediacomplex	1	Barcelona, Spain	June 2022	100%	0.34	97%
Total Office	**20**				**3.90**	

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest [1]	Sq. Feet (in millions) / Number of Units/Keys	Occupancy[2]
Other Properties:						
U.S. Select Service Portfolio	1	Boulder, CO	January 2019	100%	150	70%
Fort Lauderdale Hotel [5]	1	Fort Lauderdale, FL	March 2019	43%	236	67%
Exchange on Erwin - Commercial	2	Durham, NC	November 2019	100%	0.10	100%
Barlow	1	Chevy Chase, MD	March 2020	100%	0.29	85%
Single-Family Rental Joint Venture	N/A	Various	Various	95%	859	93%
Sun Belt Single-Family Rental Portfolio	N/A	Various	December 2021	100%	19	84%
Morningstar Self-Storage Joint Venture	26	Various	December 2021/March 2022	95%	1.94	86%
Extended Stay Portfolio [5]	195	Various	July 2022	45%	24,802	83%
Total Other Properties	**226**				**N/A [4]**	
Total Investment Properties	**598**					

[1] Certain of the joint venture agreements entered into by us provide the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any profits interest due to the other partner will be reported within non-controlling interests in consolidated joint ventures on our Consolidated Balance Sheets. The table also includes two investments (196 total properties) owned by two unconsolidated real estate ventures.

[2] The occupancy rate for our multifamily and certain other properties, including single-family rental investments, is defined as the number of leased units divided by the total unit count as of December 31, 2025. The occupancy rate for our industrial and office investments is defined as all leased square footage divided by the total available square footage as of December 31, 2025. The occupancy rate for our other investments, including self-storage investments, is defined as all leased square footage divided by the total available square footage as well as the trailing 12-month average occupancy for hospitality and extended stay investments for the period ended December 31, 2025.

[3] Held through our DST Program as of December 31, 2025. These properties have been consolidated on our Consolidated Balance Sheets. Any profit interest due to the third-party investors in the DST Program are reported within non-controlling interests in consolidated joint ventures on our Consolidated Balance Sheets.

[4] Includes approximately 2.3 million sq. ft. across our self-storage, medical office and retail properties, 25,188 keys at our hospitality and extended stay properties and 878 single-family rental units.

[5] Investment in unconsolidated real estate venture.

Impairment of Investments in Real Estate

Management reviews its consolidated real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.

During the year ended December 31, 2025, we recognized a $5.1 million impairment charge on one hospitality property. During the year ended December 31, 2024, we recognized an aggregate $150.4 million of impairment charges related predominantly to 10 multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, we recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss. The estimated fair values of the impaired properties held as of December 31, 2024, were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts. These inputs are considered Level 2 inputs for purposes of the fair value hierarchy. There are inherent uncertainties in making these estimates such as current and future macroeconomic conditions.

Impairment of Investments in Unconsolidated Real Estate Ventures

Management reviews its investments in unconsolidated joint ventures for impairment each quarter and will record impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions.

During the years ended December 31, 2025, 2024 and 2023, we did not recognize any impairments on our investments in unconsolidated real estate ventures.

Investment in Real Estate Debt

The following table details our investment in real estate debt as of December 31, 2025 ($ in thousands):

			December 31, 2025		
Type of Loan	Number of Positions	Coupon [1]	Maturity Date [2]	Cost Basis	Fair Value
Term loan	1	BBSY + 4.75%	June 2030	$ 956,877	$ 915,431

[1] The symbol "BBSY" refers to the relevant benchmark rate, which is three-month Bank Bill Swap Bid Rate ("BBSY").

[2] Maturity date is based on the fully extended maturity date of the underlying collateral.

During June 2022, we provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia's largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time. During June 2025, we extended the loan term by three years to June 2030.

Lease Expirations

The following table details the expiring leases at our industrial, office, and other properties by annualized base rent as of December 31, 2025 ($ in thousands). The table below excludes our multifamily and certain other properties, including single-family rental and self-storage properties, as substantially all leases at such properties expire within 12 months.

	Industrial		Office		Other Properties		Total	
Year	Annualized Base Rent [1]	% of Total Annualized Base Rent Expiring	Annualized Base Rent [1]	% of Total Annualized Base Rent Expiring	Annualized Base Rent [1]	% of Total Annualized Base Rent Expiring	Annualized Base Rent [1]	% of Total Annualized Base Rent Expiring
2026	$ 19,746	6%	$ 7,300	1%	$ 918	0%	$ 27,964	7%
2027	27,411	9%	9,412	3%	1,333	1%	38,156	13%
2028	22,007	7%	14,334	5%	1,182	1%	37,523	13%
2029	16,863	5%	8,752	3%	6,538	2%	32,153	10%
2030	17,870	6%	20,118	7%	1,708	1%	39,696	14%
2031	6,986	2%	33,711	11%	689	0%	41,386	13%
2032	11,122	4%	10,119	4%	4,293	2%	25,534	10%
2033	9,922	3%	14,369	5%	2,187	1%	26,478	9%
2034	1,351	0%	5,976	1%	422	0%	7,749	1%
2035	782	0%	947	0%	492	0%	2,221	0%
Thereafter	3,958	1%	23,374	8%	2,595	1%	29,927	10%
Total	$ 138,018	43%	$ 148,412	48%	$ 22,357	9%	$ 308,787	100%

[1] Annualized base rent is determined from the annualized base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Certain operating leases contain early termination options that require advance notification and may include payment of penalty, which, in most cases, is substantial enough to be deemed economically disadvantageous by a tenant to exercise. As of December 31, 2025, approximately 1% of our industrial portfolio square footage and approximately 14% of our office portfolio square footage is subject to early termination provisions. Approximately 8% of our office portfolio that is subject to these early termination provisions have early termination dates prior to January 1, 2029.

During the year ended December 31, 2025, three tenants exercised early lease termination provisions, impacting 34,202 square feet across our industrial and office properties, which represents approximately 0.2% of our combined square footage owned across our industrial and office properties. During the year ended December 31, 2024, two tenants exercised early lease termination provisions, impacting 56,747 square feet across our industrial and office properties, which represents 0.3% of our combined square footage owned across our industrial and office properties.

Results of Operations

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

| | For the Year Ended December 31, | | 2025 vs. 2024 |
	2025	2024	$
Revenues			
Rental revenue	$ 1,549,669	$ 1,649,291	$ (99,622)
Other revenue	31,260	38,494	(7,234)
Total revenues	1,580,929	1,687,785	(106,856)
Expenses			
Property operating	676,635	714,991	(38,356)
General and administrative	39,054	47,048	(7,994)
Management fees	87,618	105,356	(17,738)
Performance participation allocation	—	—	—
Impairment of investments in real estate	5,123	150,392	(145,269)
Depreciation and amortization	704,765	742,220	(37,455)
Total expenses	1,513,195	1,760,007	(246,812)
Other expense			
Loss from unconsolidated real estate ventures	(13,519)	(13,435)	(84)
Income from investments in real estate debt, net	74,709	95,755	(21,046)
Net gain on dispositions of real estate	21,081	87,108	(66,027)
Interest expense	(636,067)	(641,420)	5,353
Loss on extinguishment of debt	(5,247)	—	(5,247)
Other expense, net	(241,740)	(179,994)	(61,746)
Total other expense	(800,783)	(651,986)	(148,797)
Net loss	(733,049)	(724,208)	(8,841)
Net loss attributable to non-controlling interests in consolidated joint ventures	4,742	3,228	1,514
Net loss attributable to non-controlling interests in Operating Partnership	36,691	36,097	594
Net loss attributable to stockholders	$ (691,616)	$ (684,883)	$ (6,733)

Revenues

Rental revenue primarily consists of base rent arising from tenant leases at our multifamily, industrial, office, and other properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. During the years ended December 31, 2025 and 2024, rental revenue was approximately $1.5 billion and $1.6 billion, respectively. The decrease in rental revenue was driven by the impact of asset sales during the year ended December 31, 2025, offset by an increase in average rental rates for multifamily and industrial assets for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Other revenue primarily consists of revenue generated by our hospitality properties. Hospitality revenue consists primarily of room revenue. During the years ended December 31, 2025 and 2024, other revenue was $31.3 million and $38.5 million, respectively, resulting in a year over year decrease of approximately $7.2 million driven by sales of hospitality assets.

Expenses

Property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. Property operating expenses also include general and administrative expenses unrelated to the operations of the properties. During the years ended December 31, 2025 and 2024, property operating expenses were approximately $676.6 million and $715.0 million, respectively. The decrease was driven primarily by the impact of asset sales during the year ended December 31, 2025.

General and administrative expenses are corporate-level expenses that relate mainly to our compliance and administration costs and consist primarily of legal fees, accounting fees, transfer agent fees and other professional fees. During the year ended December 31, 2025, general and administrative expenses decreased approximately $8.0 million compared to the year ended December 31, 2024 and was primarily driven by a reduction in legal and other professional fee expenses.

Management fees are earned by our Advisor for providing services pursuant to the Advisory Agreement. During the years ended December 31, 2025 and 2024, management fees were $87.6 million and $105.4 million, respectively. The decrease was primarily due to the reduction in our average NAV from December 31, 2024 to December 31, 2025. The decrease was also driven by the Advisor's waiver of 20% of its management fee effective in May 2024, thereby reducing management fees from 1.25% of NAV to 1% of NAV, until our share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV and quarterly repurchase limit of 5% of NAV.

Performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in NAV. The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year. During the years ended December 31, 2025 and 2024, there was no performance participation allocation as the return hurdle was not achieved.

During the year ended December 31, 2025, we recognized a $5.1 million impairment charge on one hospitality property. During the year ended December 31, 2024, we recognized an aggregate of $150.4 million of impairment charges related predominantly to 10 multifamily properties and, to a lesser extent, one hospitality and one industrial property.

Depreciation and amortization expenses are impacted by the values assigned to buildings, personal property and in-place lease assets as part of the initial purchase price allocation. During the years ended December 31, 2025 and 2024, depreciation and amortization expenses were $704.8 million and $742.2 million, respectively. The decrease in depreciation expense was driven by a reduction in investments in real estate, net as a result of asset sales during the year ended December 31, 2025 and throughout the year ended December 31, 2024.

Other Expense

During the year ended December 31, 2025 and 2024, loss from unconsolidated real estate ventures was ($13.5) million and $(13.4) million, representing a $0.1 million increase in losses from unconsolidated real estate ventures.

During the years ended December 31, 2025 and 2024, income from investments in real estate debt was $74.7 million and $95.8 million, respectively, which consisted of interest income, realized losses, and unrealized gains and losses resulting from changes in the fair value of our real estate debt investments and related hedges. The decrease was primarily driven by the disposition of our investments in real estate debt securities and the disposition of our GBP-denominated term loan investment.

During the year ended December 31, 2025, we recorded $21.1 million of net gains from the disposition of 43 industrial properties, 13 multifamily properties, two hospitality properties, one retail property, and 55 single-family rental units. During the year ended December 31, 2024, we recorded $87.1 million of net gains from the disposition of seven industrial properties, two hospitality properties, one net lease property, and 83 single-family rental units.

During the years ended December 31, 2025 and 2024, interest expense was $636.1 million and $641.4 million, respectively, which primarily consisted of interest expense incurred on our mortgage notes, secured credit facilities, line of credit and borrowings under our secured financing on investments in real estate debt. The decrease was primarily driven by an decrease in borrowings under our secured financing on investments in real estate debt during the year ended December 31, 2025 compared to the year ended December 31, 2024.

During the year ended December 31, 2025, loss on extinguishment of debt was ($5.2) million. During the year ended December 31, 2024, we did not recognize any losses on extinguishment of debt. The results were primarily driven by property-level refinancing closed during the year ended December 31, 2025.

During the years ended December 31, 2025 and 2024, other expense, net was ($241.7) million and ($180.0) million, respectively. These results were primarily driven by unrealized losses relating to the changes in the fair value of our foreign exchange market forwards of ($85.3) million during the year ended December 31, 2025, compared to unrealized gains of $62.7 million during the year ended December 31, 2024. This was offset by unrealized losses relating to the changes in the fair value of our interest rate caps and swaps of ($175.9) million during the year ended December 31, 2025, compared to unrealized losses of ($221.7) million during the year ended December 31, 2024. The interest rate caps and swaps are used primarily to limit our interest rate payments on certain of our variable rate borrowings.

Refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Current Report on Form 8-K/A (filed on July 11, 2025) for the year ended December 31, 2024 for discussion of our consolidated results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, which specific discussion is incorporated herein by reference.

Liquidity and Capital Resources

Our primary sources of liquidity include cash and cash equivalents and available borrowings under our unsecured line of credit and senior secured revolving credit facility. The following table summarizes amounts available under these sources as of December 31, 2025 ($ in thousands):

	December 31, 2025
Cash and cash equivalents	$ 200,806
Available borrowings on undrawn unsecured line of credit	177,000
Available borrowings on undrawn senior secured revolving credit facility	150,000
Total available liquidity and capital resources	$ 527,806

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating expenses and capital expenditures, to pay debt service on the outstanding indebtedness we incur, and to repay principal on outstanding indebtedness as it comes due. Since October 2022, share repurchase requests from our stockholders have exceeded the limits of our share repurchase plan. Our operating expenses include, among other things, fees and expenses related to managing our properties and other investments, the management fee we pay to the Advisor (to the extent the Advisor elects to receive the management fee in cash), the performance participation allocation that the Operating Partnership will pay to the Special Limited Partner (when earned and to the extent that the Special Limited Partner elects to receive the performance participation allocation in cash) and general corporate expenses.

Our cash needs for acquisitions and other investments will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets and investments in real estate-related debt. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. From inception through December 31, 2025, our distributions have been primarily funded from cash flows from operating activities in addition to certain cash flows from interest rate derivatives, classified as cash flows from investing activities. In addition, for the years ended December 31, 2025 and 2024, we have repurchased $0.5 billion and $1.1 billion in shares of our common stock under our share repurchase plan.

The following table is a summary of our indebtedness as of December 31, 2025 and 2024 ($ in thousands):

Indebtedness	Weighted Average Interest Rate[1]	Weighted Average Maturity Date[2]	Maximum Facility Size	Principal Balance Outstanding[3][4]	
				December 31, 2025	December 31, 2024
Fixed rate loans					
Fixed rate mortgages	3.41%	January 2031	N/A	$ 3,167,322	$ 2,978,914
Total fixed rate loans				3,167,322	2,978,914
Variable rate loans					
Floating rate mortgages	B + 1.91%	March 2029	N/A	8,690,438	9,658,934
Variable rate secured credit facility[5]	B + 2.25%	March 2026	$161,140	161,140	164,152
Senior secured revolving credit facility[6]	B + 2.50%	January 2027	$150,000	—	—
Total variable rate loans				8,851,578	9,823,086
Total loans secured by the Company's properties				12,018,900	12,802,000
Secured financings on investments in real estate debt	B + 2.65%	June 2030	$ 550,951	550,951	468,082
Unsecured line of credit[7]	B + 2.50%	May 2027	$ 1,550,000	1,373,000	1,362,000
Total Indebtedness				$ 13,942,851	$ 14,632,082

[1] The symbol "B" refers to the relevant floating benchmark rates, which includes one-month SOFR, NYFED 30-day SOFR, three-month EURIBOR, three-month CIBOR and three-month BBSY, as applicable to each loan.

[2] For loans where we, at our own discretion, have extension options, the maximum maturity date has been assumed.

[3] The majority of our mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.

[4] Excludes a $12.6 million mortgage loan on a property classified as held-for-sale as of December 31, 2024. As of December 31, 2025, there were no properties, and their related mortgage loans secured by our properties, that met the criteria to be classified as held-for-sale.

[5] The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.

[6] The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.

[7] The repayment of the unsecured line of credit facility is guaranteed by us.

During the period from January 1, 2026 through March 20, 2026, we refinanced and closed an aggregate of approximately $1.7 billion in property-level financing.

During the period from January 1, 2026 through March 20, 2026, we repurchased approximately $0.1 billion of common stock under our share repurchase plan.

In January 2026, we received repurchase requests in excess of the 0.5% monthly limit. Based on the terms of our share repurchase plan, we honored all repurchase requests for January 2026 on a pro rata basis, subject to the repurchase priority, up to the 0.5% monthly limitation. As such, approximately 3.5% of each stockholder's January repurchase request was satisfied, and we repurchased approximately 1.9 million shares of common stock representing a total of approximately $38.7 million.

In February 2026, we received repurchase requests in excess of the 0.5% monthly limit. Based on the terms of our share repurchase plan, we honored all repurchase requests for February 2026 on a pro rata basis, subject to the repurchase priority, up to the 0.5% monthly limitation. As such, approximately 3.2% of each stockholder's February repurchase request was satisfied, and we repurchased approximately 1.9 million shares of common stock representing a total of approximately $38.5 million.

During the period from January 1, 2026 through March 20, 2026, we received approximately $0.1 billion of net borrowings on our unsecured line of credit.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows provided by operating activities	$ 345,612	$ 429,191	$ 556,567
Cash flows provided by investing activities	1,187,196	914,537	2,231,720
Cash flows used in financing activities	(1,641,752)	(1,365,034)	(3,193,911)
Effect of exchange rate changes	11,270	3,605	(10,350)
Net decrease in cash and cash equivalents and restricted cash	$ (97,674)	$ (17,701)	$ (415,974)

Cash flows provided by operating activities decreased by approximately $83.6 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. This decrease is primarily attributable to an increase in net interest expense during the period and a reduction in property operating income as a result of asset sales during the years ended December 31, 2025 and 2024. Cash flows provided by operating activities decreased by approximately $127.4 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease is primarily attributable to an increase in net interest expense during the period and a reduction in property operating income as a result of asset sales during the year ended December 31, 2023.

Cash flows provided by investing activities increased by approximately $0.3 billion during the year December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to an increase of approximately $0.8 billion in proceeds from dispositions of real estate, offset by an decrease of approximately $0.6 billion in proceeds from the dispositions of real estate debt investments. Cash flows provided by investing activities decreased by approximately $1.3 billion during the year December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to a reduction of approximately $1.7 billion in proceeds from dispositions of real estate, offset by an increase of approximately $0.5 billion in proceeds from the dispositions of real estate debt investments and real estate debt securities.

Cash flows used in financing activities increased by approximately $0.3 billion during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily driven by an approximate $1.1 billion decrease in net borrowings on our mortgage notes, secured credit facilities and unsecured line of credit and an approximate $0.1 billion decrease in net proceeds from the issuance of our common stock. The increase was offset by an approximate $0.6 billion decrease in repurchases of our common stock and a $0.3 billion increase in borrowings under secured financings on investments in real estate debt. Cash flows used in financing activities decreased by approximately $1.8 billion during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily driven by an approximate $1.5 billion decrease in repurchases of our common stock, an approximate $0.7 billion decrease in net borrowings on our mortgage notes, credit facilities and unsecured line of credit, and was offset by approximately $0.2 billion in repayments under secured financings on investments in real estate debt and an approximate $0.2 billion decrease in net proceeds from the issuance of our common stock.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involves significant judgments and assumptions and requires estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. The following is a summary of our significant accounting policies that we believe are most affected by our judgments, estimates, and assumptions. Refer to Note 2 — "Summary of Significant Accounting Policies" to our consolidated financial statements for further descriptions of such accounting policies.

Investments in Real Estate

Upon the acquisition of a property, we assess the relative fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-market" and "below-market" leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. We assess and consider relative fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends and market and economic conditions.

The relative fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals.

We record acquired above-market and below-market leases at their relative fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be received pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Impairment of Investments in Real Estate

We review our real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value

We classify the assets and liabilities related to our investments in real estate as held-for-sale when a sale is probable to occur within one year. We consider a sale to be probable when a binding contract has been executed, the buyer has posted a non-refundable deposit, and there are limited contingencies to closing. We record held-for-sale investments in real estate at the lower of depreciated cost or fair value, less estimated closing costs.

Our investments in unconsolidated joint ventures are reviewed for impairment quarterly and we record impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions.

Investment in Real Estate Debt

Our investment in real estate debt consists of a loan secured by real estate and is reported at fair value. Our investment in real estate debt includes a term loan secured by real estate, which may not have readily available market quotations. In such cases, we will generally determine the initial value based on the origination amount or acquisition price of such investment if acquired by us or the par value of such investment if originated by us. Following the initial measurement, we will determine fair value by utilizing or reviewing certain of the following inputs (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance.

Recent Accounting Pronouncements

See Note 2 — "Summary of Significant Accounting Policies" to our consolidated financial statements for a discussion concerning recent accounting pronouncements.

Off-Balance Sheet Arrangements

We have no existing off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Capital Market Risk

We are exposed to risks related to the equity capital markets and our related ability to raise capital through the issuance of our common stock. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under mortgages, repurchase obligations or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business.

The combination of supply chain and labor shortage concerns, rising financing costs, rising inflationary concerns, market volatility, capital market conditions, including economic impacts resulting from actual or perceived instability in the U.S. banking system, rising oil prices and other geopolitical risks arising from military conflicts, have resulted in extreme volatility in a variety of global markets, including the real estate-related debt markets. Recent bank failures and consolidations have contributed to volatility in global markets and resulted in diminished liquidity and credit availability in the market broadly. We have received and may in the future receive margin calls from our lenders as a result of the decline in the market value of assets pledged by us to our lenders under our secured financings on investments in real estate debt, and if we fail to resolve such margin calls when due by payment of cash or delivery of additional collateral, the lenders may exercise remedies including taking ownership of the assets securing the applicable obligations.

Interest Rate Risk

We are exposed to interest rate risk with respect to our variable-rate mortgage indebtedness, variable-rate secured credit facilities, secured financings on investments in real estate debt and our unsecured line of credit, where an increase in interest rates would directly result in higher interest expense costs. We seek to manage our exposure to interest rate risk by utilizing a mix of fixed and floating rate financings with staggered maturities and through interest rate protection agreements to fix or cap a portion of our variable rate debt. As of December 31, 2025, the outstanding principal balance of our variable rate indebtedness was $10.8 billion.

Certain of our mortgage loans and secured financings on investments in real estate debt are variable rate and are indexed to the one-month SOFR or other benchmark rates. We have executed interest rate caps and swaps with an aggregate notional amount of $8.7 billion as of December 31, 2025 to hedge the risk of increasing interest rates. For the year ended December 31, 2025, a 10 basis point increase in the SOFR or other benchmark rates would have resulted in an increase in interest expense of $5.0 million, net of the impact of our interest rate caps and swaps.

Foreign Currency Risk

We intend to hedge our currency exposures in a prudent manner to the extent it is cost effective to do so. However, our currency hedging strategies may not eliminate all of our currency risk due to, among other things, uncertainties in the timing and/or amount of payments received on the related investments, and/or unequal, inaccurate, or unavailable hedges to perfectly offset changes in future exchange rates. Additionally, we may be required under certain circumstances to collateralize our currency hedges for the benefit of the hedge counterparty, which could adversely affect our liquidity.

Consistent with our strategy of hedging foreign currency exposure on certain investments, we typically enter into a series of foreign currency forward contracts to fix the U.S. dollar amount of foreign currency denominated cash flows (interest income, rental income, principal payments and net sales proceeds after the repayment of debt) we expect to receive from our foreign currency denominated investments.

Investment in Real Estate Debt

As of December 31, 2025, we held $0.9 billion of investment in real estate debt. Our investment in real estate debt is floating rate and indexed to various benchmark rates and as such, are exposed to interest rate risk. Our net income will increase or decrease depending on interest rate movements. While we cannot predict factors that may or may not affect interest rates, for the year ended December 31, 2025, a 10 basis point increase or decrease in the various benchmark rates would have resulted in an increase or decrease to income from investments in real estate debt of $0.9 million.

We may also be exposed to market risk with respect to our investment in real estate debt due to changes in the fair value of our investments. We seek to manage our exposure to market risk with respect to our investment in real estate debt by making investments in securities backed by different types of collateral and varying credit ratings. The fair value of our investments may fluctuate, thus the amount we will realize upon any sale of our investments is unknown. As of December 31, 2025, the fair value at which we may sell our investment in real estate debt is not known, but a 10% change in the fair value of our investment in real estate debt may result in an unrealized gain or loss of $91.5 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For the financial statements required by this item and the reports of the independent accountants thereon required by Item 14(a)(2), see the accompanying Consolidated Financial Statements beginning on page 108.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There have been no changes in our "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during our most recent quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with GAAP.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2025, was effective.

ITEM 9B. OTHER INFORMATION

Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers are set forth below.

Name	Age*	Position
Barry S. Sternlicht	65	Chairman of the Board
Nora Creedon	47	Chief Executive Officer, President and Director
Joseph Nieto	56	Chief Financial Officer and Treasurer
Matthew S. Guttin	47	Chief Compliance Officer and Secretary
Jonathan Pollack	49	Director
Austin Nowlin	45	Director
Richard D. Bronson	81	Independent Director
David B. Henry	77	Independent Director
Robin Josephs	65	Independent Director
Peggy Lamb	61	Independent Director
Dale Anne Reiss	78	Independent Director
James E. Walker	63	Lead Independent Director

_____
* As of March 15, 2026

Barry S. Sternlicht has served as the Chairman of our board of directors since our formation in June 2017. He founded Starwood Capital, a private alternative investment firm focused on global real estate, hotel management, oil and gas and energy infrastructure with approximately $125 billion in assets under management as of December 31, 2025, and has served as Chairman of the Board of Directors and Chief Executive Officer since its formation in 1991. Through the Starwood Capital platform, Mr. Sternlicht has created several multi-billion public market companies, ranging from traditional real estate to branded hospitality. He serves as the Chairman of the board of directors and the Chief Executive Officer of Starwood Property Trust, Inc. (NYSE: STWD) ("Starwood Property Trust"), the Chairman and Chief Executive Officer of Starwood Capital Group Management, LLC, a registered investment advisor and an affiliate of the Advisor, and the Executive Chairperson of Starwood Credit Real Estate Income Trust. Throughout Mr. Sternlicht's career, he has focused on capitalizing on emerging consumer trends, either directly via core operating assets or indirectly through Starwood Capital's real estate portfolio. He has also executed several notable public market transactions to enhance the scale of the Starwood Capital platform, including the creation and expansion of Starwood Property Trust, the consolidation of Starwood Hotels & Resorts Worldwide, Inc. (formerly NYSE: HOT) ("HOT"), the spin-off and growth of Invitation Homes (NYSE: INVH) and the formation of Equity Residential (NYSE: EQR). Similarly, he has been involved in numerous private market consumer businesses as an early investor. Mr. Sternlicht also has deep operating expertise, serving as the Chairman, from January 1995 through May 2005, and as the Chief Executive Officer, from January 1995 through September 2004, of HOT. During his tenure as Chief Executive Officer, HOT's market capitalization grew to approximately $10 billion. As Chief Executive Officer, Mr. Sternlicht executed several key acquisitions, including Westin Hotels, Patriot American and ITT Corp., and led the development of the W Hotel concept. Outside of his public market experience, Mr. Sternlicht has made a variety of investments in the consumer sector. Most notably, he has acquired or founded a number of independent hotel chains, including Baccarat Hotels, 1 Hotels and Treehouse Hotels, which are operated by SH Hotels & Resorts, a hotel brand management company and an affiliate of Starwood Capital. In addition to these investments, Mr. Sternlicht has invested in various consumer facing companies, including ThirdLove, a women's clothing brand, Lytro, a developer of light-field cameras, and Lyric, a hospitality platform for business travelers. Mr. Sternlicht serves on the Board of Directors of The Estée Lauder Companies (NYSE: EL) and LOG Commercial Properties e Participacoes SA. Mr. Sternlicht previously served as a director to Invitation Homes (NYSE: INVH) from 2014 to 2020 and to Cano Health Inc. (NYSE: CANO) from 2021 to 2023. Mr. Sternlicht is a Founder of Jaws Mustang Acquisition Corporation (NYSE: JWSM.UN), Jaws Hurricane Acquisition Corp. (NASDAQ: HCNE) and Jaws Juggernaut Acquisition Corporation (NASDAQ: JUGG), blank check companies listed on either the New York Stock Exchange (the "NYSE") or NASDAQ. Mr. Sternlicht is the former Chairman of the Board of TRI Pointe Group (NYSE: TPH), iStar Inc. (NYSE: STAR) and Baccarat S.A., a crystal maker headquartered in Baccarat, France. He also previously served on the Board of Directors of Restoration Hardware (NYSE: RH), Vesper Healthcare Acquisition Corp. (NASDAQ: VSPR), A.S. Roma and Equity Residential. Mr. Sternlicht received a B.A., magna cum laude, with honors from Brown University and earned an M.B.A. with distinction from Harvard Business School.

Mr. Sternlicht provides our board of directors with a wealth of investment management experience along with extensive experience in real estate finance and development, and our board of directors believes Mr. Sternlicht provides a valuable perspective as its Chairman.

Nora Creedon has served as our Chief Executive Officer and President since July 2025 and as a member of our board of directors since November 2025. Prior to her appointment as our Chief Executive Officer and President, Ms. Creedon was a Managing Director at Goldman Sachs in the private real estate group within Asset & Wealth Management. She most recently served as the Chief Executive Officer and President of Goldman Sachs Real Estate Income Trust, Inc. ("GS REIT"), a public, non-listed equity

REIT. She also oversaw the real estate investments of the Exchange Fund series, which included approximately $4 billion of core real estate. Ms. Creedon served on the Global Real Estate Investment Committee at Goldman Sachs. Prior to her role as the Chief Executive Officer and President of GS REIT, Ms. Creedon was the Global Head of REITs and Infrastructure strategies within Fundamental Equity investing at Goldman Sachs. Ms. Creedon first joined Goldman Sachs in 2001 and rejoined the firm in 2010 after working at Fidelity Investments from 2004 to 2007 and Fortress Investment Group from 2007 to 2010. Ms. Creedon received a B.S. in Foreign Service from Georgetown University.

Ms. Creedon provides our board of directors with extensive investment management experience.

Joseph Nieto has served as our Chief Financial Officer and Treasurer, on the Advisor's Investment Committee and as a Managing Director for Starwood Capital since January 1, 2025. In addition, he actively manages our internal controls, taxation and cybersecurity readiness. He has also served as Chief Financial Officer and Treasurer of Starwood Credit Real Estate Income Trust since November 2024. Mr. Nieto has also served as our Global Business Controller since January 2020 and has led our accounting and reporting functions since 2017. Mr. Nieto previously served as our Operational Controller from November 2017 to January 2020. Prior to joining Starwood Capital in November 2017, Mr. Nieto held various senior financial roles with GE Capital across Energy Financial Services, Commercial Real Estate and Capital Headquarters spanning 13 years. Before joining GE Capital, Mr. Nieto held other various Senior Controller roles, where he was responsible for operational accounting, finance, controls and technical accounting. Mr. Nieto began his career at a boutique accounting firm in New York, where he was an audit manager. Mr. Nieto received a B.S. in accounting and an M.B.A. in financial management from Pace University. He is also a certified public accountant (inactive).

Matthew S. Guttin has served as our Secretary since October 2017 and as our Chief Compliance Officer since our formation in June 2017. Mr. Guttin has also served as Chief Compliance Officer for Starwood Capital since August 2010. As the Chief Compliance Officer, Mr. Guttin is responsible for overseeing the firm's regulatory and compliance program. Before joining Starwood Capital, Mr. Guttin practiced corporate finance and real estate law at Cahill Gordon & Reindel, LLP, Fried, Frank, Harris Shriver & Jacobson, LLP and DiSanto LLP. Mr. Guttin is an employee of Rinaldi, Finkelstein & Franklin, L.L.C., Starwood Capital's lead outside counsel. Mr. Guttin received a B.S. in Political Science from the University of Rochester and a J.D. from Georgetown University Law Center. He is licensed to practice law in New York and Connecticut and holds the Series 7 and Series 24 licenses.

Jonathan Pollack has served as a member of our board of directors and on the Advisor's Investment Committee since April 2025. Mr. Pollack joined Starwood Capital from Blackstone Group ("Blackstone"), where he served as Global Head of the firm's Real Estate Credit business since 2016. Mr. Pollack's experience goes beyond the credit area as he served on Blackstone's Real Estate Executive Committee, Equity Investment Committee and Operating Committee. Prior to joining Blackstone in 2015, Mr. Pollack was the Global Head of Commercial Real Estate at Deutsche Bank, and established Deutsche Bank as the top CMBS issuer and a leading special situations investor following the global financial crisis in 2008. Mr. Pollack also spent eight years in Deutsche Bank's London headquarters, helping to build the European commercial real estate business as the Head of Capital Markets. Mr. Pollack joined Deutsche Bank in 1999 from Nomura Group. Mr. Pollack graduated from Northwestern University with a B.A. in Economics.

Mr. Pollack provides our board of directors with extensive experience and knowledge in the real estate and credit industry.

Austin Nowlin has served as a member of our board of directors since January 2021. He serves as a member of the Advisor's Investment Committee and has served as a Senior Managing Director and Head of Capital Markets for the Americas at Starwood Capital Group. In this role, he is responsible for all debt capital market activities for the firm's investments in the Americas, including, the origination, structuring, and execution of asset-level and fund/corporate-level financing activity. Since joining Starwood Capital in 2011, Mr. Nowlin has completed financings across all asset and product types, including revolving credit facilities, domestic and foreign balance sheet loans, construction financing, fixed and floating rate CMBS, preferred and mezzanine financing. He is a member of the Investment Committees at Starwood Capital and Starwood Property Trust. Prior to joining Starwood Capital, Mr. Nowlin worked at Wells Fargo and its predecessor, Wachovia Securities, in leveraged finance. He began his career at Raymond James, where he focused on making equity investments in multifamily assets. Mr. Nowlin received a B.A. in economics from Florida State University.

Mr. Nowlin's experience in the debt capital markets brings significant value to our board of directors in executing our investment strategy.

Richard D. Bronson has served as a member of our board of directors since November 2017. Mr. Bronson has served as the Chairman of The Bronson Companies, LLC, a real estate development, investment and advisory company based in Beverly Hills, California since 2000. Mr. Bronson has been involved in the development of commercial properties throughout the United States for more than thirty years. Mr. Bronson has served as a director of Starwood Property Trust (NYSE: STWD) since 2009 and as a director of Invitation Homes (NYSE: INVH). Mr. Bronson previously served as a director of Mirage Resorts, Inc. and as a director of Tri Pointe Homes, Inc. (NYSE: TPH). Mr. Bronson served as President of New City Development, an affiliate of Mirage Resorts, Inc., where he oversaw many of the company's new business initiatives and activities outside Nevada. Mr.

Bronson has also served as a Trustee and Vice President of the International Council of Shopping Centers, an association representing 70,000 industry professionals in more than 100 countries. Mr. Bronson is a past Trustee of The Forman School and is a past Chairman of the Board of the Archer School for Girls. Mr. Bronson serves on the Advisory Board for the Neurosurgery Division at UCLA Medical Center.

Mr. Bronson's experience and knowledge in the real estate industry provides our board of directors with valuable insight into potential investments and the current state of the real estate markets.

David B. Henry has served as a member of our board of directors since January 2018. Mr. Henry served as Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM) ("Kimco") from December 2009 to January 2016, as Vice Chairman of Kimco from May 2001 to January 2016 and in other capacities at Kimco. Before joining Kimco in April 2001, Mr. Henry served in various capacities at GE Capital Real Estate ("GE Capital") since 1978, including as GE Capital's Senior Vice President and Chief Investment Officer from 1998 to 2001. During his tenure at GE Capital, Mr. Henry was responsible for pension advisory activities and investment policies and strategies in the United States and international markets. Mr. Henry also served as Chairman of GE Capital's Investment Committee and as a member of its Credit Committee. Before joining GE Capital, Mr. Henry served as Vice President for Republic Mortgage Investors from 1973 to 1978. Mr. Henry serves on the Board of Directors of Healthcare Realty (NYSE: HR). Mr. Henry previously served on the boards of Tanger Outlet Centers (NYSE: SKT), a publicly traded shopping center REIT, from January 2016 to his retirement in May 2025; Healthpeak Properties, Inc. (NYSE: PEAK) from January 2004 until retirement in April 2024; Fairfield County Bank, a private Connecticut mutual savings bank, from July 2010 until retirement in December 2024; VEREIT, Inc. (NYSE: VER), a publicly traded net lease REIT from September 2015 until its acquisition by Realty Income Corporation (NYSE: O) in November 2021, and Columbia Property Trust (NYSE: CXP), a REIT, from January 2016 until its acquisition by affiliates of PIMCO in December 2021. Mr. Henry is a trustee, member of the Executive Board of the International Council of Shopping Centers where he previously served as 2011-2012 Chairman. Additionally, he was a former Vice Chairman of the Board of Governors of NAREIT. Mr. Henry serves on the real estate advisory boards of New York University, Baruch College, Bucknell University, ALTO Real Estate Funds, DLA, LLC, Orangewood Partners and Pine Tree LLC, SERVEPRO Global DRT, and is a past member of the Columbia University Real Estate Forum. Mr. Henry is also the co-founder of Peaceable Street Capital, an equity lender for income producing commercial real estate properties. Mr. Henry received a B.S. in Business Administration from Bucknell University and an M.B.A. from the University of Miami in Miami, Florida.

Mr. Henry's extensive involvement with REITs which target a broad spectrum of assets helps provide our board of directors with an understanding of the market in which it competes for capital and investments. Mr. Henry is a financial expert.

Robin Josephs has served as a member of our board of directors since November 2017. Ms. Josephs also serves as a director, chair of the compensation committee and a member of the audit committee of MFA Financial, Inc. (NYSE: MFA), which is primarily engaged in investing in residential mortgage-backed securities, as well as a director of Safehold, Inc. (NYSE: SAFE), which had its initial public offering in June 2017 and invests in ground leases. Ms. Josephs previously served on the board of directors, and as lead director, of iStar Inc. (NYSE: STAR), a real estate investment and development firm, until its acquisition by Safehold, Inc. in March 2023, served as a director, member of the nominating and corporate governance committee and chair of the compensation committee of QuinStreet, Inc. (NASDAQ: QNST), a vertical marketing and online media company, and served on the board of directors of SoftBank SPAC (NASDAQ: SVFB),a special purpose acquisition company affiliated with SoftBank Investment Advisers that was formed to enable an initial public offering-ready technology company to list publicly. From 2005 to 2007, Ms. Josephs served as a managing director of Starwood Capital. Previously, Ms. Josephs was a senior executive with Goldman Sachs & Co. in various capacities. Ms. Josephs is a trustee of the University of Chicago Cancer Research Foundation. Ms. Josephs received a B.S. degree in economics from the Wharton School of the University of Pennsylvania and an M.B.A. from Columbia University.

Ms. Josephs' previous employment as an investment banking professional and her extensive experience as a director of public companies brings valuable knowledge of finance, capital markets and corporate governance to our board of directors.

Peggy Lamb has served as a member of our board of directors since January 2021. Since 2017, Ms. Lamb currently serves as a Managing Director of Halstatt, LLC where she is responsible for the legacy investment portfolio and real estate investment activities. She also served as a Principal at Halstatt Real Estate Partners from 2017 to 2025. Ms. Lamb is responsible for originating, structuring, underwriting, and closing real estate investments as well as managing an existing diverse investment portfolio across multiple asset types. Ms. Lamb also serves as a trustee of Starwood Credit Real Estate Income Trust. Ms. Lamb also serves as a director of SL Green Realty Corp. (NYSE: SLG) and Opus Holdings, L.L.C. Ms. Lamb worked at Goldman Sachs from 1990 to 2005 and served in a number of management roles, including as COO for Investment Banking Real Estate Department and Chief of Staff for the Financing Group. Ms. Lamb also serves on the Real Estate Advisory Board for the University of Florida and Florida Gulf Coast University. Ms. Lamb received an M.B.A. from Harvard Business School and a B.S. from the University of Illinois.

Ms. Lamb's investment banking and real estate experience brings valuable knowledge to our board of directors.

Dale Anne Reiss has served as a member of our board of directors since November 2017. Ms. Reiss served as the Global and the Americas Director of Real Estate Hospitality and Construction at Ernst & Young LLC from 1995 until her retirement in 2011. Ms. Reiss serves as Managing Director of Artemis Advisors LLC, a real estate restructuring and consulting firm and as Senior Managing Director of Brock Capital Group LLC, a boutique investment bank, and as chairman of its affiliate, Brock Real Estate LLC. Ms. Reiss also serves as a director and chair of the audit committee of Tutor Perini Corporation (NYSE: TPC) and as a director of DigitalBridge Group, Inc. (NYSE: DBRG), where she is a member of its audit committee and the chair of its nominating and corporate governance committee. Previously, Ms. Reiss served as a director of iStar Inc. (NYSE: STAR), CYS Investments, Inc. (NYSE: CYS), Care Capital Properties, Inc. (NYSE: CCP) and Post Properties Inc. (NYSE: PPS). She is a governor of the Urban Land Institute Foundation where she has also served as a past treasurer and board member. Ms. Reiss received an M.B.A. from the University of Chicago, a B.S. degree from the Illinois Institute of Technology and is a certified public accountant.

Ms. Reiss's extensive experience as a director of public companies and in advising public and private real estate and hospitality companies, corporations and financial institutions in all aspects of development, investment, accounting and finance, provides our board of directors with valuable knowledge of real estate markets and corporate governance. Ms. Reiss is a financial expert.

James E. Walker has served as a member of our board of directors since November 2017 and serves as our lead independent director. Mr. Walker is a 30 year veteran in asset management and has held several leadership positions throughout his career. Since September 2023, Mr. Walker has served as President and Senior Managing Director of Black Diamond Capital Management ("Black Diamond"), a privately held investment management firm specializing in both performing and non-performing debt that he co-founded in 1996. Since 2018, Mr. Walker also has served as a Strategic Partner of Jadian Capital, a real estate private equity investment firm. From 2020 to 2021, Mr. Walker served as Chief Executive Officer and Partner at Palm Ventures, LLC ("Palm"), a private investment firm in Greenwich, Connecticut. At Palm, Mr. Walker led an investment in the health and wellness industry. From April 2008 until December 2016, Mr. Walker served as a Managing Partner of Fir Tree Partners ("Fir Tree"), a top 50 global alternative asset investment firm. Mr. Walker co-founded Fir Tree's real estate opportunity funds and co-led the development of Fir Tree's real estate effort. At Fir Tree, Mr. Walker was jointly responsible for overall firm management, identified new areas of investment opportunity and led numerous activist opportunities. He was also a member of Fir Tree's real estate investment committee and Chairman of its risk committee. Prior to joining Fir Tree in 2008, Mr. Walker was a co-founder and Managing Partner of Black Diamond. Prior to joining Black Diamond, he was a senior member of Kidder, Peabody & Co.'s structured finance group where he managed a proprietary investment vehicle. Mr. Walker began his career in structured finance at Bear Stearns & Co. in the asset-backed securities group. Mr. Walker also serves as a board member for Emeco, an Australian mining equipment rental company. Mr. Walker is a former board member of Clarus Corporation (NASDAQ: CLAR), a global company focused on the outdoor and consumer enthusiast markets. He holds a B.S. in economics from Boston College's Carroll School of Management.

Mr. Walker's extensive experience in real estate-related investing and the management of alternative investment vehicles provides our board of directors with valuable insight into potential investments and capital markets transactions.

Although most of the services provided to us by the individuals who are executive officers are in their respective roles as executive officers of the Advisor, they have certain duties as executive officers of our company arising from Maryland law, our charter and our bylaws. These duties include executing contracts and other instruments in our name and on our behalf and such other duties as may be prescribed by our board of directors from time to time.

Our executive officers will act as our agents, execute contracts and other instruments in our name and on our behalf, and in general perform all duties incident to their offices and such other duties as may be prescribed by our board of directors from time to time. Our officers will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all of their time to us.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC, within specified time frames, initial reports of beneficial ownership and reports of changes in ownership of our shares of common stock. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file with the SEC.

To our knowledge, based solely on a review of the copies of such reports furnished to us, and confirmations that no additional reports were required, all required Section 16(a) filings were timely and correctly made by reporting persons during the fiscal year ended December 31, 2025, except that within the required ten days reporting requirement imposed by the SEC, we did not timely file Form 3s for each of Messrs. Panza and Pollack in connection with their appointment to the board.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees (if any), and to all of the officers and employees of the Advisor, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics, as it relates to those also covered by Starwood Capital's code of conduct, operates in conjunction with, and in addition to, Starwood Capital's code of conduct. Our Code of Ethics is designed to comply with SEC regulations relating to codes of conduct and ethics. Our Code of Ethics is available on our website, *www.starwoodnav.reit*. If, in the future, we amend, modify or waive a provision of our Code of Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our website, as necessary.

Insider Trading Policies

We have adopted an insider trading policy ("Insider Trading Policy") governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees, if any. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Audit Committee Financial Expert

Our audit committee is currently comprised of Dale Anne Reiss, David B. Henry, James E. Walker, and Peggy Lamb, with Ms. Reiss serving as the committee's chairperson. All audit committee members are "independent," consistent with the qualifications set forth in the listing standards of the NYSE, our charter and Rule 10A-3 under the Exchange Act, applicable to boards of directors in general and audit committees in particular. Ms. Reiss and Mr. Henry are qualified as audit committee financial experts within the meaning of Item 407(d)(5) of Regulation S-K under the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

We are externally managed and have no employees. Our executive officers serve as officers of the Advisor and are employees of the Advisor or one or more of its affiliates. The Advisory Agreement provides that the Advisor is responsible for managing our investment activities, as such our executive officers do not receive any cash compensation from us or any of our subsidiaries for serving as our executive officers but, instead, receive compensation from the Advisor. In addition, we do not reimburse the Advisor for compensation it pays to our executive officers. The Advisory Agreement does not require our executive officers to dedicate a specific amount of time to fulfilling the Advisor's obligations to us under the Advisory Agreement. Accordingly, the Advisor has informed us that it cannot identify the portion of the compensation it awards to our executive officers that relates solely to such executives' services to us, as the Advisor does not compensate its employees specifically for such services. Furthermore, we do not have employment agreements with our executive officers, we do not provide pension or retirement benefits, perquisites or other personal benefits to our executive officers, our executive officers have not received any nonqualified deferred compensation, and we do not have arrangements to make payments to our executive officers upon their termination or in the event of a change in control of us.

Although we do not pay our executive officers any cash compensation, we pay the Advisor the fees described in Part III, Item 13 "Our Relationship with Our Advisor and Starwood Capital."

Compensation Committee Interlocks and Insider Participation

On May 7, 2021, our board of directors established our compensation committee, which is composed of Richard D. Bronson, Robin Josephs, and Peggy Lamb, none of whom were officers or employees of the Company during the fiscal year ended December 31, 2025 and none of whom had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our board of directors or our Compensation Committee during the fiscal year ended December 31, 2025.

Independent Director Compensation

Our independent directors receive an annual retainer of $225,000, plus an additional retainer of $20,000 to the chairperson of our audit committee, an additional retainer of $10,000 to the chairperson of our compensation committee and an additional retainer of $20,000 to the lead independent director. We pay in quarterly installments 40% of this compensation in cash and the remaining 60% in an annual grant of Class I restricted stock based on the most recent prior month's NAV.

The restricted stock granted, including any distribution reinvestment plan shares associated with the unvested restricted stock, shall vest and become non-forfeitable on the one-year anniversary of the grant date, provided, in each case, that the independent director is providing services to us as a director on each such vesting date.

We do not pay our directors additional fees for attending board meetings, but reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and meals). Our directors who are affiliated with Starwood Capital, including the Advisor, will not receive additional compensation for serving on the board of directors or committees thereof.

The following table sets forth the compensation to our directors for the fiscal year ended December 31, 2025:

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Total
Barry S. Sternlicht	$ —	$ —	$ —
Nora Creedon	—	—	—
Austin Nowlin	—	—	—
Jonathan Pollack	—	—	—
Sean Harris[2]	—	—	—
Mark Deason[2]	—	—	—
John P. McCarthy, Jr.[2]	—	—	—
Andres Panza[2]	—	—	—
Richard D. Bronson	89,991	135,009	225,000
David B. Henry	89,991	135,009	225,000
Robin Josephs	93,996	141,004	235,000
Peggy Lamb	89,991	135,009	225,000
Dale Anne Reiss	98,001	146,999	245,000
James E. Walker	98,001	146,999	245,000

[1] Includes the total value in restricted stock granted to each of the independent directors during the year ended December 31, 2025. The grants of Class I restricted shares were made in August 2025 and vest in August 2026. The grants were valued based on a NAV per share of $20.82, the then-current NAV per share of our Class I shares.

[2] Mr. Harris resigned as Chief Executive Officer and President effective July 28, 2025, and did not stand for re-election as a director at our 2025 annual meeting of stockholders. Messrs. Deason and McCarthy each resigned as a director effective April 1, 2025. Mr. Panza resigned as a director effective December 31, 2025.

Independent Director Stock Ownership Policy

Our board of directors has adopted a stock ownership policy for our independent directors in order to better align our independent directors' financial interests with those of our stockholders by requiring our independent directors to own a minimum level of our stock. Effective January 1, 2024, each of our independent directors will be required to own shares of our common stock in an amount equal to five times his or her annual cash retainer within five years of becoming subject to this policy.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2025, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warranties, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	$ —	5,689
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	—	$ —	5,689

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 15, 2026, information regarding the number and percentage of shares owned by each director, our chief executive officer, each executive officer, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and may include certain securities that a person has the right to obtain in the future subject to certain vesting conditions. The address for each of the persons named below is in care of our principal executive offices at 2340 Collins Avenue, Miami Beach, Florida 33139.

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percent of All Shares
Directors and Executive Officers		
Barry S. Sternlicht [2]	7,195,460	1.85%
Nora Creedon [3]	37,612	*
Sean Harris [4]	64,592	*
Joseph Nieto [3]	29,694	*
Matthew S. Guttin [3]	30,721	*
Jonathan Pollack	64,814	*
Austin Nowlin [3]	107,035	*
Richard D. Bronson [5]	38,703	*
David B. Henry [5]	38,536	*
Robin Josephs [5]	40,324	*
Peggy Lamb [5]	34,562	*
Dale Anne Reiss [5]	42,346	*
James E. Walker [5]	22,846	*
All directors and executive officers as a group	7,747,245	1.99%

---

* Represents less than 1%.

[1]   All shares listed in the table above are Class I shares.

[2]   As of March 15, 2026, Starwood Real Estate Income Holdings, L.P. owned 252,224 Class I shares, which are deemed to be beneficially owned by Mr. Sternlicht. As of March 15, 2026, Starwood REIT Advisors, L.L.C. owned 905,634 Class I shares, which are deemed to be beneficially owned by Mr. Sternlicht. As of March 15, 2026, BARRY S. STERNLICHT FOUNDATION owned 2,100,000 Class I shares, which are deemed to be beneficially owned by Mr. Sternlicht.

[3]   Includes unvested shares across certain executive officers that are subject to vesting conditions.

[4]   Mr. Harris resigned as Chief Executive Officer and President effective July 28, 2025 and did not stand for re-election as a director at our 2025 annual meeting of stockholders.

[5]   Each of our independent directors received a grant of restricted Class I shares, as part of their annual compensation, on August 1, 2025, which will vest on August 1, 2026. See "Independent Director Compensation."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Director Independence

Our charter and corporate governance guidelines require a majority of the members of our board of directors to be "independent" directors in accordance with the criteria in our charter. Our audit committee charter also requires that all members of our audit committee be independent. Based upon its review, our board of directors has affirmatively determined that each of Richard D. Bronson, David B. Henry, Robin Josephs, Peggy Lamb, Dale Anne Reiss and James E. Walker are "independent" members of our board of directors under all applicable standards for independence, including with respect to committee service on our audit committee by Ms. Reiss, Mr. Henry, Mr. Walker, and Ms. Lamb.

Under our charter, a majority of our directors must be independent directors, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of a successor independent director. Consistent with the NASAA REIT Guidelines, our charter defines an independent director as a director who is not and has not for the last two years been associated, directly or indirectly, with Starwood Capital. A director is deemed to be associated with Starwood Capital if he or she owns any interest (other than an interest in us or an immaterial interest in an affiliate of us) in, is employed by, is an officer or director of, or has any material business or professional relationship with Starwood Capital, the Advisor or any of their affiliates, performs services (other than as a director) for us, or serves as a director or trustee for more than three REITs sponsored by Starwood Capital or advised by the Advisor. A business or professional relationship will be deemed material per se if the gross revenue derived by the director from Starwood Capital exceeds 5% of (1) the director's annual gross revenue derived from all sources during either of the last two years or (2) the director's net worth on a fair market value basis. An indirect relationship is defined to include circumstances in which the director's spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law or brothers- or sisters-in-law is or has been associated with Starwood Capital. Our charter requires that a director have at least three years of relevant experience and demonstrate the knowledge required to successfully acquire and manage the type of assets that we intend to acquire to serve as a director. Our charter also requires that at all times at least one of our independent directors must have at least three years of relevant real estate experience.

Certain Transactions with Related Persons

The following describes all transactions during the fiscal year ended December 31, 2025 and currently proposed transactions involving us, our directors, our Advisor, Starwood Capital and any affiliate thereof.

Our Relationship with Our Advisor and Starwood Capital

We are externally managed by our Advisor, Starwood REIT Advisors, L.L.C., a Delaware limited liability company, which is responsible for sourcing, evaluating and monitoring our investment opportunities and making decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors. The Advisor is an affiliate of Starwood Capital. All of our officers and directors, other than the independent directors, are employees of our Advisor. We have and will continue to have certain relationships with the Advisor and its affiliates.

Advisory Agreement

Our board of directors has delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

Pursuant to the Advisory Agreement and subject to the supervision of our board of directors, the Advisor is responsible for, among other things:

- serving as an advisor to us and the Operating Partnership with respect to the establishment and periodic review of our investment guidelines and the Operating Partnership's investments, financing activities and operations;

- sourcing, evaluating and monitoring our and the Operating Partnership's investment opportunities and executing the acquisition, management, financing and disposition of our and the Operating Partnership's assets, or otherwise effecting transactions for the Company's and the Operating Partnership's portfolio, in accordance with our investment guidelines, policies and objectives and limitations, subject to oversight by our board of directors;

- with respect to prospective acquisitions, purchases, sales, exchanges or other dispositions of investments, conducting negotiations on our and the Operating Partnership's behalf with sellers, purchasers, and other counterparties and, if applicable, their respective agents, advisors and representatives, and determining the structure and terms of such transactions; providing us with portfolio management and other related services;

- serving as our advisor with respect to decisions regarding any of our financings, hedging activities or borrowings;

- managing the DST Program whereby interests in DSTs are sold to third-party investors and the DST Properties held by such DSTs are leased back to the Operating Partnership or its subsidiaries; and

- engaging and supervising, on our and the Operating Partnership's behalf and at our and the Operating Partnership's expense, various service providers.

The above summary is provided to illustrate the material functions that the Advisor performs for us and it is not intended to include all of the services which may be provided to us by the Advisor or third parties.

Management Fee

As compensation for its services provided pursuant to the Advisory Agreement, we pay the Advisor a management fee equal to (i) 1.25% of our NAV per annum payable monthly, before giving effect to any accruals for the management fee, the stockholder servicing fee, the performance participation interest or any distributions, *plus* (ii) 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the FMV Option held by the Operating Partnership. For avoidance of doubt, the Advisor does not receive a duplicative management fee with respect to any DST Property. In addition, the Operating Partnership will pay the Advisor a management fee equal to 1.25% of the NAV of the Operating Partnership attributable to Operating Partnership units held by unitholders other than us. The management fee may be paid, at the Advisor's election, in cash, Class I shares or Class I units of our Operating Partnership. In connection with the share repurchase plan amendment, the Advisor has agreed, commencing with the month of May 2024, to waive 20% of its management fee, thereby reducing it from 1.25% of NAV to 1% of NAV, until our share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and quarterly repurchase limit of 5% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). During the year ended December 31, 2025, we incurred management fees of $87.6 million.

Performance Participation Interest

So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Special Limited Partner, a wholly owned subsidiary of Starwood Capital, will hold a performance participation interest in the Operating Partnership that entitles it to receive cash allocations (or Operating Partnership units at its election) from our Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined in the Operating Partnership's limited partnership agreement). Such allocations will be paid annually and accrue monthly. During the year ended December 31, 2025, the Special Limited Partner did not earn a performance participation allocation as the return hurdle was not achieved.

Expense Reimbursements

Under the Advisory Agreement, and subject to the limitations described below under "—Reimbursement by the Advisor," the Advisor is entitled to reimbursement of all costs and expenses incurred by it or its affiliates on our behalf, provided that the Advisor is responsible for the expenses related to any and all personnel of the Advisor who provide investment advisory services to us pursuant to the Advisory Agreement (including, without limitation, each of our executive officers and any directors who are also directors, officers or employees of the Advisor or any of its affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel.

Without limiting the generality of the foregoing, costs eligible for reimbursement include out-of-pocket costs and expenses the Advisor incurs in connection with the services it provides to us (including personnel expenses other than those of investment advisory personnel described above) related to (1) legal, accounting and printing fees and other expenses attributable to our organization, preparation of the registration statement for our public offering, registration and qualification of our common stock for sale with the SEC and in the various states and filing fees incurred by the Advisor in connection with our public offering, (2) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (3) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, (4) DST organizational and offering expenses paid or incurred by the Advisor or any of its affiliates, and (5) out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of properties and real estate-related assets, whether or not such investments are acquired. Such out-of-pocket costs and expenses will include expenses relating to our or the Operating Partnership's compliance-related matters and regulatory filings.

The Advisor may retain, for and on our behalf, and at our sole cost and expense, such services as the Advisor deems necessary or advisable in connection with our management and operations, which may include affiliates of the Advisor; provided, that any such services may only be provided by affiliates to the extent such services are approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in such transactions as being fair and reasonable to us and on terms and conditions not less favorable to us than those available from non-affiliated third parties.

During the year ended December 31, 2025, we reimbursed the Advisor $13.5 million for such expenses incurred on our behalf.

Term and Termination Rights under the Advisory Agreement

The term of the Advisory Agreement is one year, ending on November 11, 2026 and is subject to renewals by our board of directors for an unlimited number of successive one-year periods. Our independent directors will evaluate the performance of the Advisor before renewing the Advisory Agreement. The Advisory Agreement may be terminated:

- immediately by us (1) for "cause," (2) upon the bankruptcy of the Advisor or (3) upon a material breach of the Advisory Agreement by the Advisor;

- upon 60 days' written notice by us without cause or penalty upon the vote of a majority of our independent directors; or

- upon 60 days' written notice by the Advisor.

"Cause" is defined in the Advisory Agreement to mean fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by the Advisor under the Advisory Agreement.

In the event the Advisory Agreement is terminated, the Advisor will be entitled to receive its prorated management fee through the date of termination, and the Special Limited Partner will receive a distribution of any accrued performance participation from the Operating Partnership as of the date of such termination. In addition, upon the termination or expiration of the Advisory Agreement, the Advisor will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the advisory function.

Reimbursement by the Advisor

Commencing four fiscal quarters after we make our first investment, the Advisor will reimburse us for any expenses that cause our Total Operating Expenses, including any distributions made to the Special Limited Partner with respect to its performance participation interest in the Operating Partnership, in any four consecutive fiscal quarters to exceed the greater of: (1) 2% of our Average Invested Assets and (2) 25% of our Net Income (each as defined in our charter) (the "2%/25% Guidelines").

To the extent that our Total Operating Expenses exceed these limits and the independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors that they deem sufficient, the Advisor would not be required to reimburse us. Within 60 days after the end of any fiscal quarter for which our Total Operating Expenses for the four consecutive fiscal quarters then ended exceed these limits and our independent directors approve such excess amount, we will send our stockholders a written disclosure of such fact, or will include such information in our next quarterly report on Form 10-Q or in a current report on Form 8-K filed with the SEC, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. In addition, our independent directors will review at least annually the total fees and expense reimbursements for operating expenses paid to the Advisor and the Special Limited Partner to determine if they are reasonable in light of our performance, our net assets and our net income and the fees and expenses of other comparable unaffiliated REITs.

For purposes of these limits:

- "Total Operating Expenses" are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and the performance participation, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

- "Average Invested Assets" means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, real estate debt and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

- "Net Income" means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

For the year ended December 31, 2025, our total operating expenses were 0.5% and 263% of each of our Average Invested Assets and our Net Income, respectively.

Independent Directors' Review of Compensation

Our independent directors will evaluate at least annually whether the compensation that we contract to pay to the Advisor is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. Our independent directors will supervise the performance of the Advisor and the compensation we pay to it to determine that the provisions of the Advisory Agreement are being carried out. This evaluation is based on the factors set forth below, as well as any other factors deemed relevant by the independent directors:

- the amount of fees paid to the Advisor in relation to the size, composition and performance of our investments;

- the success of the Advisor in generating investments that meet our investment objectives;

- rates charged to other externally advised REITs and other similar investment entities by advisors performing similar services;

- additional revenues realized by the Advisor and its affiliates through their advisory relationship with us (including the performance participation allocation paid to the Special Limited Partner);

- the quality and extent of the services and advice furnished by the Advisor;

- the performance of the assets, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and

- the quality of our portfolio in relationship to the investments generated by the Advisor for its own account.

Dealer Manager Agreement

We entered into a Dealer Manager Agreement with the Dealer Manager in connection with our public offering, pursuant to which the Dealer Manager agreed to, among other things, manage our relationships with third-party broker- dealers engaged by the Dealer Manager to participate in the distribution of shares of our common stock, which we refer to as "participating broker-dealers," and financial advisors. The Dealer Manager serves as the dealer manager for our public offering. The Dealer Manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares. The Dealer Manager is a registered broker-dealer affiliated with the Advisor.

Upfront Selling Commissions and Dealer Manager Fees

The Dealer Manager is entitled to receive upfront selling commissions of up to 3.0%, and dealer manager fees of 0.5%, of the transaction price of each Class T share sold in our primary offering; however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager is entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. No upfront selling commissions or dealer manager fees are paid with respect to purchases of Class I shares or shares of any class sold pursuant to our distribution reinvestment plan. The Dealer Manager anticipates that substantially all of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker-dealers.

During the year ended December 31, 2025, we paid an insignificant amount in upfront selling commissions and upfront dealer manager fees to the Dealer Manager. The Dealer Manager has entered into agreements with participating broker-dealers distributing our shares in our primary offering, and all of the upfront selling commissions and dealer manager fees were reallowed (paid) to, such participating broker-dealers. For the year ended December 31, 2025, the costs of raising capital in our primary offering and our distribution reinvestment plan, which represent all upfront selling commissions, upfront dealer manager fees and organization and offering costs accrued by us, represented 0.8% of capital raised.

Stockholder Servicing Fees

Subject to FINRA limitations on underwriting compensation, we will pay the Dealer Manager selling commissions over time as stockholder servicing fees for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors' accounts, referred to as servicing broker- dealers.

The stockholder servicing fees equal to 0.85%, 0.85% and 0.25% per annum of the aggregate NAV of our outstanding Class T shares, Class S shares and Class D shares, respectively. The stockholder servicing fee for Class T shares consists of a representative stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares. However, with respect to Class T shares sold through certain participating broker-dealers, the representative stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. We do not pay a stockholder servicing fee with respect to our outstanding Class I shares.

The stockholder servicing fees are paid monthly in arrears. The Dealer Manager reallows (pays) all or a portion of the stockholder servicing fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services. Because the stockholder servicing fees are calculated based on our NAV for our Class T, Class S and Class D shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan.

We will cease paying the stockholder servicing fee with respect to any Class T shares, Class S shares or Class D shares held in a stockholder's account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T shares, Class S shares or Class D shares (and any shares issued under our distribution reinvestment plan with respect thereto) will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV per such share. We cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares.

In addition, we will cease paying the stockholder servicing fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets, in each case in a transaction in which our stockholders receive cash or securities listed on a national securities exchange or (iii) the date on which, in the aggregate, underwriting compensation from all sources in connection with a public offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

During the year ended December 31, 2025, we paid $34.6 million in stockholder servicing fees to the Dealer Manager. As described above, the Dealer Manager reallowed (paid) primarily all of the stockholder servicing fees to participating broker-dealers for ongoing stockholder servicing performed by such broker-dealers.

Fees Paid to Our Dealer Manager

The Dealer Manager anticipates that substantially all of the upfront selling commissions, dealer manager and stockholder servicing fees will be retained by, or reallowed (paid) to, participating broker-dealers. During the year ended December 31, 2025, the Dealer Manager did not retain any upfront selling commissions, dealer manager or stockholder servicing fees.

DST Program Fees and Expenses

DST Dealer Manager

In connection with the DST Program, Starwood 1031 Exchange, L.L.C., an indirect wholly owned subsidiary of the Operating Partnership (the "DST Sponsor"), Starwood Capital, L.L.C. (the "DST Dealer Manager") and, solely with respect to its obligations with respect to the investor servicing fee, the Operating Partnership, entered into that certain Second Amended and Restated DST Dealer Manager Agreement (the "DST Dealer Manager Agreement"), pursuant to which the DST Dealer Manager serves as the dealer manager for the DST Offerings on a "best efforts" basis.

Under the DST Dealer Manager Agreement, each DST will pay to the DST Dealer Manager upfront selling commissions in an amount up to 2.0% of the equity investment in the DST Interests, upfront dealer manager fees in an amount up to 1.0% of the equity investment in the DST Interests and an investor servicing fee equal to 0.25% per annum of the total equity investment in the DST Interests sold by such DST. All or a portion of the selling commissions, dealer manager fee and investor servicing fee may be reallowed to participating selling dealer(s), as set forth in the applicable agreement between the DST Dealer Manager and such participating selling dealer(s). During the year ended December 31, 2025, DSTs paid the DST Dealer Manager $0.5 million in upfront selling commissions and $0.3 million in upfront dealer manager fees, all of which were reallowed to the applicable participating selling dealer(s). Each DST will also reimburse the DST Dealer Manager in an amount equal to 0.25% of the equity investment in the DST Interests of the equity investment in the DST Interests sold in the applicable offering to account for certain organization and offering expenses incurred by the DST Dealer Manager. During the year ended December 31, 2025, DSTs reimbursed the DST Dealer Manager $0.1 million.

In addition, a DST investor may pay the DST Dealer Manager an outside selling commission of up to 3.0% of such investor's equity investment per DST Interest in connection with such investor's participation in the DST Offering. To the extent charged, the outside selling commissions will be paid directly by the investor to the DST Dealer Manager, and the DST Dealer Manager will reallow each outside selling commission to the participating selling dealer(s) who sold the DST Interests giving rise to such outside selling commission, as set forth in the applicable agreement between the DST Dealer Manager and such participating selling dealer(s). For the avoidance of doubt, no DST will receive or pay outside selling commissions. During the year ended December 31, 2025, DST investors did not pay the DST Dealer Manager any outside selling commissions.

The Operating Partnership will pay to the DST Dealer Manager, solely with respect to Operating Partnership units issued in connection with the FMV Option in exchange for DST Interests and only until the fee limit (if any) set forth in the applicable agreement between the DST Dealer Manager and the participating selling dealer(s) that sold such DST Interests in a DST Offering has been reached, an investor servicing fee equal to 0.85% per annum of the aggregate NAV for the applicable Class S-1 units and an investor servicing fee equal to 0.25% per annum of the aggregate NAV for the applicable Class D-1 units. No investor servicing fee will be paid for Class I units. All or a portion of the investor servicing fee may be reallowed to participating selling dealer(s), as set forth in the applicable agreement between the DST Dealer Manager and such participating selling dealer(s). During the year ended December 31, 2025, no investor servicing fees were paid by the Operating Partnership to the DST Dealer Manager.

DST Manager

All material management authority with respect to each DST will be exercised by a subsidiary of Starwood Capital (the "DST Manager"). The DST Manager has the power and authority (i) to manage substantially all of the affairs and limited investment activities of the DSTs, (ii) to perform administrative actions in connection with the DSTs, (iii) to act as signatory trustee of the applicable DSTs, and (iv) to determine when it is appropriate to sell the DST Properties, all of such power and authority is limited to the extent such powers and authority are materially consistent with the powers and authority conferred upon the trustee in Revenue Ruling 2004-86. The DST Manager will be managed by senior members of Starwood Capital.

For its services, the DST Manager generally will receive from each DST a facilitation fee in an amount up to 1.25% of the equity investment in the DST Interests. In addition, the DST Manager will receive a management fee of up to 0.15% of the total equity investment in the DST Interests sold to third parties in the applicable DST Offering, as well as reimbursements of certain expenses associated with the establishment, maintenance and operation of the DST (including any subsidiary DSTs, if applicable), and the management of the DST Properties.

As of December 31, 2025, we raised approximately $56.0 million in gross offering proceeds through the DST Program.

Affiliate Service Agreements

We may, with the approval of a majority of our directors (including a majority of independent directors), retain the Advisor's affiliates, for necessary services relating to our investments or our operations, property management services, leasing services, corporate services, statutory services, transaction support services (including but not limited to coordinating with brokers, lawyers, accountants and other advisors, assembling relevant information, conducting financial and market analyses, and coordinating closing procedures), construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset or investment administration, accounting, technology, tax preparation, finance (including but not limited to budget preparation and preparation and maintenance of corporate models), treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor's affiliates for any such services will not reduce the management fee. Any such arrangements will be at market rates.

We have engaged and expect to continue to engage Highmark Residential (formerly Milestone Management), a portfolio company owned by an affiliate of Starwood Capital, to provide day-to-day operational and management services (including leasing, construction management, revenue management, accounting, legal and contract management, expense management, and capital expenditure projects and transaction support services) for a portion of our multifamily properties. The cost for such services is a percentage of the gross receipts and project costs respectively (which will be reviewed periodically and adjusted if appropriate), plus actual costs allocated for transaction support services. During the year ended December 31, 2025, we incurred $34.0 million of expenses due to Highmark Residential in connection with its operational and management services.

We have engaged Rinaldi, Finkelstein & Franklin, L.L.C., which is counsel to our Sponsor and its affiliates and is owned and controlled by Ellis F. Rinaldi, Co-General Counsel and Senior Managing Director of Starwood Capital and certain of its affiliates, to provide legal services to us on market terms. One of our officers, Matthew S. Guttin, is an employee of Rinaldi, Finkelstein & Franklin, L.L.C. During the year ended December 31, 2025, we incurred $0.5 million in services.

We have engaged and expect to continue to engage Essex Title, a joint venture between Starwood and other strategic partners. Essex acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments made by us. A portion of the work performed by Essex focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. Essex earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. Starwood Capital receives distributions from Essex in connection with investments by us based on its equity interest in Essex. During the year ended December 31, 2025, we incurred $3.2 million in services.

We have engaged Starwood Retail Partners to provide leasing and legal services for any retail and certain industrial and other properties we acquire. During the year ended December 31, 2025, we incurred approximately $0.3 million for services provided by Starwood Retail Partners.

We have incurred legal expenses from third party law firms whose lawyers have been seconded to affiliates of Starwood Capital for the purpose of providing legal services in Europe to investment vehicles sponsored by Starwood Capital. During the year ended December 31, 2025, the amounts incurred for services provided were insignificant.

We have engaged STR Management Co, LLC, an affiliate of the Advisor, to provide property management services to certain of our residential units that function as short term rental assets. The costs for such services is a percentage of gross revenue produced by the short-term rentals on a monthly basis. During the year ended December 31, 2025, we incurred approximately $1.1 million.

We have entered into an agreement with an affiliate of Starwood Global Opportunity Fund XI to assist with property management of our assets in Spain and Italy. The SCG Southern Europe Team charges market fees for such property management services. During the year ended December 31, 2025, the amounts incurred for services provided by the SCG Southern Europe Team were $0.3 million.

For more information regarding our relationship with these entities and other related party transactions, including the fees paid to our Advisor and its affiliates, see Note 12 — "Related Party Transactions" to our consolidated financial statements in this Annual Report on Form 10-K.

Fees and Expenses for Other Services

During the year ended December 31, 2025, except as set forth above, there were no fees paid to affiliates of the Advisor for other services.

Indemnification Agreements with Directors and Officers

We have entered into indemnification agreements with each of our directors and officers. We refer to such indemnification agreements as "Indemnification Agreements" and our directors and officers are a party thereto as "Indemnitees." The Indemnification Agreements provide that we will, subject to certain limitations and exceptions, indemnify, to the fullest extent permitted under Maryland law, and advance expenses to, each Indemnitee, in connection with (among other things) the Indemnitee's capacity as a director, officer, employee or agent of the Company. This obligation includes, subject to certain terms and conditions, indemnification for any expenses (including reasonable attorneys' fees), judgments, fines, penalties and settlement amounts actually and reasonably incurred by the Indemnitee in connection with any threatened or pending action, suit or proceeding. In certain instances, we may be required to advance such expenses, in which case the Indemnitee will be obligated to reimburse us for the amounts advanced if it is later determined that the Indemnitee is not entitled to indemnification for such expenses.

Related Party Transaction Policies

In order to reduce or eliminate certain potential conflicts of interest, our charter and the Advisory Agreement contain restrictions and conflict resolution procedures relating to transactions we enter into with our Sponsor, the Advisor, our directors or their respective affiliates. The types of transactions covered thereby include the compensation paid to our Advisor, decisions to renew our Advisory Agreement, acquisitions or leases of assets, mortgages and other types of loans and any other transaction in which our Sponsor, our Advisor or any of our directors have an interest, reimbursement of operating expenses in excess of the 2%/25% Guidelines, issuances of options and warrants and repurchases of shares. Under the restrictions, these transactions, if permitted, must be approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between us and the related party is fair and reasonable to us and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

We have also adopted a Code of Ethics that applies to each of our officers and directors, which we refer to as "covered persons." The Code of Ethics sets forth certain conflicts of interest policies that limit and govern certain matters among us, the covered persons, our Sponsor, the Advisor and their respective affiliates.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Auditors

During the period from July 13, 2017 (the date of our initial capitalization) to December 31, 2025, Deloitte & Touche LLP ("Deloitte") served as our independent auditor.

Audit and Non-Audit Fees

Aggregate fees that we were billed for the years ended December 31, 2025 and 2024 by our independent registered public accounting firm, Deloitte, were as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
Audit fees [1]	$	1,760,000	$	2,370,900
Audit-related fees [2]		806,100		1,151,400
Tax fees		—		—
All other fees		—		—
Total	$	2,566,100	$	3,522,300

[1] Audit fees include amounts billed to us related to annual financial statement audit work, quarterly financial statement reviews and reviews of SEC registration statements.

[2] Audit-related fees include amounts billed to us for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit, our stand-alone subsidiary audits or review of the financial statements, such as due diligence related to acquisition, attestation services that are not required by statute or regulation, internal control reviews, and consultation concerning financial accounting and reporting standards.

Our audit committee was advised that there were no services provided by Deloitte that were unrelated to the audit of the annual fiscal year-end financial statements and the review of interim financial statements that could impair Deloitte from maintaining its independence as our independent auditor and concluded that it was independent.

Audit Committee Pre-Approval Policies and Procedures

In accordance with our audit committee pre-approval policy, all audit services performed for us by our independent registered public accounting firm were pre-approved by our audit committee.

The pre-approval policy provides for categorical pre-approval of specified audit and permissible non-audit services. Services to be provided by the independent registered public accounting firm that are not within the category of pre-approved services must be approved by our audit committee prior to engagement, regardless of the service being requested or the dollar amount involved.

Requests or applications for services that require specific separate approval by our audit committee are required to be submitted to the audit committee, and must include a description of the services to be provided and a statement by the independent registered public accounting firm and our principal accounting officer confirming that the provision of the proposed services does not impair the independence of the independent registered public accounting firm.

Our audit committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to our audit committee at its next scheduled meeting. Our audit committee does not delegate to management its responsibilities to pre-approve services to be performed by the independent registered public accounting firm.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

    (a) List of documents filed:

        (1) The consolidated financial statements of the Company.

        (2) Financial Statement Schedules:

The following financial statement schedule for the year ended December 31, 2025 is submitted herewith:

Exhibit Number	Exhibit Description
3.1	Articles of Amendment and Restatement (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K filed on March 30, 2018 and incorporated herein by reference)
3.2	Articles of Amendment (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 12, 2019 and incorporated herein by reference)
3.3	Second Articles of Amendment (filed as Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2021 and incorporated herein by reference)
3.4	Amended & Restated Bylaws (filed as Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q filed on August 12, 2022 and incorporated by reference)
4.1	Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 18, 2023 and incorporated herein by reference)
4.2	Description of Registrant's Securities (filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on March 21, 2025 and incorporated herein by reference)
10.1	Amended and Restated Dealer Manager Agreement between Starwood Real Estate Income Trust, Inc. and Starwood Capital, L.L.C. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 4, 2020 and incorporated herein by reference)
10.2	Form of Selected Dealer Agreement (included as Exhibit A to the Amended and Restated Dealer Manager Agreement filed as Exhibit 10.1 hereof)
10.3	Amendment No. 1 to the Amended and Restated Dealer Manager Agreement (filed as Exhibit 1.1 to the Company's Registration Statement on Form S-11 filed on August 12, 2022 and incorporated herein by reference)
10.4	Second Amended and Restated Advisory Agreement, dated November 12, 2025, by and among Starwood Real Estate Income Trust, Inc., Starwood REIT Operating Partnership, L.P. and Starwood REIT Advisors, L.L.C. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2025 and incorporated herein by reference)
10.5	Amended and Restated Limited Partnership Agreement of Starwood REIT Operating Partnership, L.P. (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 18, 2023 and incorporated herein by reference)
10.6	Registration Rights Agreement (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-11 filed on December 20, 2017 and incorporated herein by reference)
10.7	Trademark License Agreement (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-11 filed on December 20, 2017 and incorporated herein by reference)
10.8	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.5 to the Company's Registration Statement on Form S-11 filed on December 20, 2017 and incorporated herein by reference)
10.9	Independent Director Restricted Share Plan (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-11 filed on December 20, 2017 and incorporated herein by reference)
10.10	Form of Independent Director Restricted Stock Award Certificate (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-11 filed on December 20, 2017 and incorporated herein by reference)
10.11	Independent Director Compensation Policy (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on March 17, 2023 and incorporated herein by reference)
10.12	Second Amended and Restated DST Dealer Manager Agreement, dated December 23, 2024, by and among Starwood 1031 Exchange, L.L.C., Starwood Capital, L.L.C. and Starwood REIT Operating Partnership, L.P. (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on March 21, 2025 and incorporated herein by reference)

19.1	Insider Trading Policy Statement (filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 21, 2025 and incorporated herein by reference)
21.1*	Subsidiaries of the Company
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Loss; (iii) Consolidated Statements of Changes in Equity; and (iv) Consolidated Statements of Cash Flows
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

**Furnished herewith

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16. FORM 10-K SUMMARY

We have elected not to provide summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARWOOD REAL ESTATE INCOME TRUST, INC.

March 20, 2026	/s/ Nora Creedon
Date	Nora Creedon
	Chief Executive Officer, President and Director
	(Principal Executive Officer)

March 20, 2026	/s/ Joseph Nieto
Date	Joseph Nieto
	Chief Financial Officer and Treasurer
	(Principal Financial Officer and Principal
	Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

March 20, 2026	/s/ Nora Creedon
Date	Nora Creedon
	Chief Executive Officer, President and Director
	(Principal Executive Officer)

March 20, 2026	/s/ Joseph Nieto
Date	Joseph Nieto
	Chief Financial Officer and Treasurer
	(Principal Financial Officer and Principal
	Accounting Officer)

March 20, 2026	/s/ Barry S. Sternlicht
Date	Barry S. Sternlicht
	Chairman of the Board

March 20, 2026	/s/ Jonathan Pollack
Date	Jonathan Pollack
	Director

March 20, 2026	/s/ Austin Nowlin
Date	Austin Nowlin
	Director

March 20, 2026	/s/ Richard D. Bronson
Date	Richard D. Bronson
	Independent Director

March 20, 2026	/s/ David B. Henry
Date	David B. Henry
	Independent Director

March 20, 2026	/s/ Robin Josephs
Date	Robin Josephs
	Independent Director

March 20, 2026	/s/ Peggy Lamb
Date	Peggy Lamb
	Independent Director

March 20, 2026	/s/ Dale Anne Reiss
Date	Dale Anne Reiss
	Independent Director

March 20, 2026	/s/ James E. Walker
Date	James E. Walker
	Lead Independent Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Starwood Real Estate Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starwood Real Estate Income Trust, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Investments in Real Estate — *Refer to Note 2 to the financial statements*

Critical Audit Matter Description

The Company's management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements. Since cash flows on real estate properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, the Company's strategy of holding real estate properties over the long term decreases the likelihood of recording an impairment loss. The Company uses significant judgment in assessing events or circumstances which may indicate impairment, including but not limited to management's intended holding periods. If the Company's strategy changes or market conditions otherwise dictate an earlier sale date, such changes may have a significant impact on the estimates of recoverability and an impairment loss may be recognized.

We identified the estimated holding periods used in determining the recoverability of certain real estate properties as a critical audit matter because of the subjective judgment made by management to determine the holding periods for certain real estate properties as part of their impairment analysis. This required a higher degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's assumption, given the inherent unpredictability involved in the timing of sales of real estate properties.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of the Company's intended holding periods included the following, among others:

- We held discussions with the Company's management and evaluated the reasonableness of management's assertions regarding the intended holding periods of its real estate properties, more specifically by performing the following:

    o Engaged in discussions with senior management, including legal and compliance and asset management, and inspected Management Investment Committee and Board of Director meeting minutes regarding the assumption utilized in determining the intended holding periods.

    o Evaluated audit evidence (e.g., hindsight analyses and disposition forecast) to determine whether it corroborated or contradicted the conclusions reached by management.

/s/ Deloitte & Touche LLP

New York, New York
March 20, 2026

We have served as the Company's auditor since 2017.

Starwood Real Estate Income Trust, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
Assets		
Investments in real estate, net	$ 16,929,132	$ 17,830,254
Investment in real estate debt	915,431	852,461
Investments in unconsolidated real estate ventures	294,392	420,861
Cash and cash equivalents	200,806	281,512
Restricted cash	224,454	241,422
Other assets	353,647	1,365,479
Total assets	$ 18,917,862	$ 20,991,989
Liabilities and Equity		
Mortgage notes and secured credit facilities, net	$ 11,957,210	$ 12,744,587
Secured financings on investment in real estate debt, net	550,951	467,988
Unsecured line of credit	1,373,000	1,362,000
Other liabilities	433,156	447,095
Subscriptions received in advance	145	1,113
Due to affiliates	235,809	275,601
Total liabilities	14,550,271	15,298,384
Commitments and contingencies	—	—
Redeemable non-controlling interests	399,101	434,878
Equity		
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Common stock — Class T shares, $0.01 par value per share, 500,000,000 shares authorized; 4,785,065 and 5,055,645 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	48	51
Common stock — Class S shares, $0.01 par value per share, 1,000,000,000 shares authorized; 175,605,537 and 181,391,241 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	1,756	1,814
Common stock — Class D shares, $0.01 par value per share, 500,000,000 shares authorized; 24,744,496 and 25,928,114 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	247	259
Common stock — Class I shares, $0.01 par value per share, 1,000,000,000 shares authorized; 186,884,080 and 189,397,713 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	1,869	1,894
Additional paid-in capital	8,702,558	8,932,123
Accumulated other comprehensive income (loss)	22,499	(50,756)
Accumulated deficit and cumulative distributions	(4,842,847)	(3,691,379)
Total stockholders' equity	3,886,130	5,194,006
Non-controlling interests in consolidated joint ventures	82,360	64,721
Total equity	3,968,490	5,258,727
Total liabilities and equity	$ 18,917,862	$ 20,991,989

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Revenues			
Rental revenue	$ 1,549,669	$ 1,649,291	$ 1,695,917
Other revenue	31,260	38,494	58,401
Total revenues	1,580,929	1,687,785	1,754,318
Expenses			
Property operating	676,635	714,991	748,522
General and administrative	39,054	47,048	45,144
Management fees	87,618	105,356	153,411
Performance participation allocation	—	—	—
Impairment of investments in real estate	5,123	150,392	188,804
Depreciation and amortization	704,765	742,220	811,788
Total expenses	1,513,195	1,760,007	1,947,669
Other (expense) income			
Loss from unconsolidated real estate ventures	(13,519)	(13,435)	(11,624)
Income from investments in real estate debt, net	74,709	95,755	123,138
Net gain on dispositions of real estate	21,081	87,108	289,818
Interest expense	(636,067)	(641,420)	(583,476)
Loss on extinguishment of debt	(5,247)	—	(93)
Other expense, net	(241,740)	(179,994)	(299,930)
Total other expense	(800,783)	(651,986)	(482,167)
Net loss	$ (733,049)	$ (724,208)	$ (675,518)
Net loss (income) attributable to non-controlling interests in consolidated joint ventures	$ 4,742	$ 3,228	$ (3,350)
Net loss attributable to non-controlling interests in Operating Partnership	36,691	36,097	29,165
Net loss attributable to stockholders	$ (691,616)	$ (684,883)	$ (649,703)
Net loss per share of common stock, basic and diluted	$ (1.74)	$ (1.68)	$ (1.39)
Weighted-average shares of common stock outstanding, basic and diluted	397,596,192	408,242,726	467,332,784
Comprehensive loss:			
Net loss	$ (733,049)	$ (724,208)	$ (675,518)
Other comprehensive income (loss) item:			
Foreign currency translation adjustments	73,255	(35,027)	8,578
Other comprehensive income (loss)	$ 73,255	$ (35,027)	$ 8,578
Comprehensive loss	$ (659,794)	$ (759,235)	$ (666,940)

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.
Consolidated Statements of Changes in Equity
(in thousands)

	Par Value				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit and Cumulative Distributions	Total Stockholders' Equity	Non-controlling Interests	Total Equity
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I						
Balance at December 31, 2022	$ 57	$ 2,246	$ 310	$ 2,445	$ 11,466,270	$ (24,307)	$ (1,355,256)	$ 10,091,765	$ 54,026	$ 10,145,791
Common stock issued (transferred)	(1)	49	(2)	148	502,396	—	—	502,590	—	502,590
Offering costs, net	—	—	—	—	59,039	—	—	59,039	—	59,039
Distribution reinvestments	1	37	3	38	207,306	—	—	207,385	—	207,385
Amortization of restricted stock grants	—	—	—	—	840	—	—	840	—	840
Common stock repurchased	(4)	(382)	(36)	(601)	(2,609,472)	—	—	(2,610,495)	—	(2,610,495)
Net loss ($29,165 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(649,703)	(649,703)	3,350	(646,353)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	510	510
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(13,572)	(13,572)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(532,343)	(532,343)	—	(532,343)
Other comprehensive income	—	—	—	—	—	8,578	—	8,578	—	8,578
Allocation to redeemable non-controlling interest	—	—	—	—	14,840	—	—	14,840	—	14,840
Balance at December 31, 2023	$ 53	$ 1,950	$ 275	$ 2,030	$ 9,641,219	$ (15,729)	$ (2,537,302)	$ 7,092,496	$ 44,314	$ 7,136,810
Common stock issued (transferred)	(2)	2	3	95	222,752	—	—	222,850	—	222,850
Offering costs, net	—	—	—	—	(1,156)	—	—	(1,156)	(622)	(1,778)
Distribution reinvestments	1	37	5	32	171,003	—	—	171,078	—	171,078
Amortization of restricted stock grants	—	—	—	—	840	—	—	840	—	840
Common stock repurchased	(1)	(175)	(24)	(263)	(1,065,378)	—	—	(1,065,841)	—	(1,065,841)
Net loss ($36,097 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(684,883)	(684,883)	(3,228)	(688,111)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	26,567	26,567
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(2,310)	(2,310)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(469,194)	(469,194)	—	(469,194)
Other comprehensive loss	—	—	—	—	—	(35,027)	—	(35,027)	—	(35,027)
Allocation to redeemable non-controlling interest	—	—	—	—	(37,157)	—	—	(37,157)	—	(37,157)
Balance at December 31, 2024	$ 51	$ 1,814	$ 259	$ 1,894	$ 8,932,123	$ (50,756)	$ (3,691,379)	$ 5,194,006	$ 64,721	$ 5,258,727
Common stock issued (transferred)	(3)	(7)	(4)	74	124,020	—	—	124,080	—	124,080
Offering costs, net	—	—	—	—	1,288	—	—	1,288	(969)	319
Distribution reinvestments	1	34	3	30	143,546	—	—	143,614	—	143,614
Amortization of restricted stock grants	—	—	—	—	840	—	—	840	—	840
Common stock repurchased	(1)	(85)	(11)	(129)	(472,717)	—	—	(472,943)	—	(472,943)
Net loss ($36,691 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(691,616)	(691,616)	(4,742)	(696,358)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	29,503	29,503
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(6,153)	(6,153)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(459,852)	(459,852)	—	(459,852)
Other comprehensive income	—	—	—	—	—	73,255	—	73,255	—	73,255
Allocation to redeemable non-controlling interest	—	—	—	—	(26,542)	—	—	(26,542)	—	(26,542)
Balance at December 31, 2025	$ 48	$ 1,756	$ 247	$ 1,869	$ 8,702,558	$ 22,499	$ (4,842,847)	$ 3,886,130	$ 82,360	$ 3,968,490

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net loss	$ (733,049)	$ (724,208)	$ (675,518)
Adjustments to reconcile net loss to net cash provided by operating activities			
Management fees	87,618	105,356	153,411
Performance participation allocation	—	—	—
Impairment of investments in real estate	5,123	150,392	188,804
Depreciation and amortization	704,765	742,220	811,788
Amortization of deferred financing costs	24,878	22,252	35,111
Straight-line rent amortization	(7,299)	(10,213)	(13,181)
Deferred income amortization	(25,535)	(22,572)	(19,796)
Unrealized loss on changes in fair value of financial instruments	264,081	153,827	349,941
Foreign currency gain (loss)	(26,956)	41,062	(14,786)
Loss on extinguishment of debt	5,247	—	93
Amortization of restricted stock grants	840	840	840
Net gain on dispositions of investments in real estate	(21,081)	(87,108)	(289,818)
Realized loss on sale of investments in real estate debt	—	7,563	4,445
Realized loss on sale of real estate-related equity securities	—	—	49,181
Loss from unconsolidated real estate ventures	13,519	13,435	11,624
Distributions of earnings from unconsolidated real estate ventures	26,120	21,819	14,132
Other items	(482)	(26,947)	(71,584)
Change in assets and liabilities			
Decrease in other assets	25,410	26,022	8,707
(Decrease) increase in due to affiliates	(1,077)	(1,994)	3,340
Increase in other liabilities	3,490	17,445	9,833
Net cash provided by operating activities	345,612	429,191	556,567
Cash flows from investing activities			
Proceeds from dispositions of real estate	1,201,922	443,158	2,179,605
Capital improvements to real estate	(173,470)	(185,536)	(180,182)
Return of capital from unconsolidated real estate ventures	86,830	—	—
Contributions to investments in unconsolidated real estate ventures	—	(113)	(126)
Proceeds from paydown of principal and settlement of investments in real estate debt and equity securities	—	641,299	180,195
Purchase of derivative instruments	(13,141)	(19,392)	(18,628)
Proceeds from derivative contracts	85,055	35,121	70,856
Net cash provided by investing activities	1,187,196	914,537	2,231,720
Cash flows from financing activities			
Proceeds from issuance of common stock, net	34,508	100,127	305,275
Offering costs paid	(39,007)	(42,143)	(54,404)
Subscriptions received in advance	145	1,113	13,225
Repurchases of common stock	(472,943)	(1,065,841)	(2,611,115)
Borrowings from mortgage notes, secured credit facilities and unsecured line of credit	3,067,171	1,257,514	2,371,482
Repayments of mortgage notes, secured credit facilities and unsecured line of credit	(3,926,035)	(1,053,477)	(2,841,975)
Repayments under secured financings on investments in real estate debt, short term, net	—	—	(5,469)
Borrowings under secured financings on investments in real estate debt	290,332	—	—
Repayments under secured financings on investments in real estate debt	(245,590)	(243,384)	—
Payment of deferred financing costs	(31,861)	(17,752)	(1,688)
Contributions from non-controlling interests	29,503	26,567	510
Distributions to non-controlling interests	(6,153)	(2,310)	(13,572)
Distributions	(341,822)	(325,448)	(356,180)
Net cash used in financing activities	(1,641,752)	(1,365,034)	(3,193,911)
Effect of exchange rate changes	11,270	3,605	(10,350)
Net change in cash and cash equivalents and restricted cash	(97,674)	(17,701)	(415,974)
Cash and cash equivalents and restricted cash, beginning of the year	522,934	540,635	956,609
Cash and cash equivalents and restricted cash, end of the year	$ 425,260	$ 522,934	$ 540,635
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:			
Cash and cash equivalents	$ 200,806	$ 281,512	$ 294,984
Restricted cash	224,454	241,422	245,651
Total cash and cash equivalents and restricted cash	$ 425,260	$ 522,934	$ 540,635
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 792,799	$ 965,385	$ 913,268
Non-cash investing and financing activities:			
Accrued stockholder servicing fees due to affiliate	$ (3,378)	$ (114)	$ (62,323)
Issuance of Class I shares for payment of management fee	$ 88,401	$ 108,503	$ 157,094
Exchange of redeemable non-controlling interest for Class I shares	$ 769	$ 1,144	$ —
Redeemable non-controlling interest issued as settlement for performance participation allocation	$ —	$ —	$ 102,348
Accrued distributions	$ 39,888	$ 40,612	$ 43,044
Distribution reinvestment	$ 143,614	$ 171,078	$ 207,385
Allocation to redeemable non-controlling interests	$ 26,542	$ 37,157	$ 14,840
Accrued capital expenditures	$ 1,668	$ 1,616	$ 6,045

See accompanying notes to consolidated financial statements.

1. Organization and Business Purpose

Starwood Real Estate Income Trust, Inc. (the "Company") was formed on June 22, 2017 as a Maryland corporation and has elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes. The Company is organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. The Company's portfolio is principally comprised of properties located in the United States. The Company has diversified its portfolio on a global basis through the acquisition of properties outside of the United States, with a focus on Europe. To a lesser extent, the Company has invested in debt secured by commercial real estate and real estate-related securities. The Company is the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). Starwood REIT Special Limited Partner, L.L.C. (the "Special Limited Partner"), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the "Sponsor" and together with any entity that is controlled by, controls or is under common control with the Sponsor, and any of their respective predecessor entities, "Starwood Capital"), owns a special limited partner interest in the Operating Partnership. Substantially all of the Company's business is conducted through the Operating Partnership. The Company and the Operating Partnership are externally managed by Starwood REIT Advisors, L.L.C. (the "Advisor"), an affiliate of the Sponsor.

On December 27, 2017, the Company commenced its initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, the initial public offering terminated and the Company commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and the Company commenced its third public offering of up to $18.0 billion in shares of common stock.

On February 4, 2026, the third public offering terminated, and the Company commenced its fourth public offering of up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in its primary offering and up to $0.5 billion in shares pursuant to its distribution reinvestment plan. As of December 31, 2025, the Company had received aggregate net proceeds of $14.3 billion from the sale of shares of its common stock through its public offerings.

In April 2024, the Company launched a program (the "DST Program") to raise capital, through its Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by selling beneficial interests ("DST Interests") in specific Delaware statutory trusts ("DSTs") holding real properties (the "DST Properties"). As of December 31, 2025, the Company has raised approximately $56.0 million in gross offering proceeds through the DST Program.

As of December 31, 2025, the Company owned 402 consolidated real estate properties, 878 single-family rental units, two investments in unconsolidated real estate ventures and one real estate debt investment. The Company currently operates in five reportable segments: Multifamily, Industrial, Office, Other, and Investment in Real Estate Debt. Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recast to conform with current period presentation. Financial results by segment are reported in Note 15.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of the Company, the Company's subsidiaries and joint ventures in which the Company has a controlling interest. For consolidated joint ventures, the non-controlling partner's share of the assets, liabilities and operations of the joint ventures is included in non-controlling interests as equity of the Company. The non-controlling partner's interest is generally computed as the joint venture partner's ownership percentage. Certain of the joint ventures formed by the Company provide the other partner a profits interest based on certain return hurdles being achieved. Any profits interest due to the other partner is reported within non-controlling interests.

In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers whether the entity is a variable interest entity ("VIE") and whether it is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. The Operating Partnership is considered to be a VIE. The Company consolidates the Operating Partnership because it has the ability to direct the most significant activities of the entity such as purchases, dispositions, financings, budgets, and overall operating plans. The Company meets the VIE disclosure exemption criteria, as the Company's interest in the Operating Partnership is considered a majority voting interest. Where the Company does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company's interest for those partially owned entities are accounted for using the equity method of accounting.

The Company has a DST Program to raise capital through private placement offerings by selling DST Interests in specific DSTs holding real properties. Under the DST Program, each private placement offers interest in one or more DST Properties. DST Properties may be sourced from properties currently owned by the Operating Partnership or newly acquired properties. The underlying interest of real properties sold to investors pursuant to such private placements are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. These master lease agreements are fully guaranteed by the Operating Partnership in the form of demand notes capitalizing the lessee. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the DSTs from the investors at a later time in exchange for Operating Partnership units.

Under the master lease agreements, a wholly owned indirect subsidiary of the Operating Partnership is responsible for subleasing the property to occupying tenants and all underlying costs associated with operating the property and is responsible for paying rent to the DST that owns such property. For financial reporting purposes (and not for income tax purposes), the Company evaluated the transfer of the DST properties under GAAP and concluded that the sale of the DST Properties does not qualify as a sale due to continuing involvement and the fair value repurchase option and is, therefore, accounted for as a failed sale-leaseback transaction. As a result of this determination, the DST Properties are included in the Company's Consolidated Balance Sheets. The master lease agreements are absolute leases, pursuant to which the master tenant will pay the stated rent and will be responsible for paying leasing costs, operating expenses, real estate taxes, special assessments, sales and use taxes, utilities, insurance and repairs for maintenance related to the DST Properties.

As of December 31, 2025, the Company held two properties through the DST Program and the total investments in real estate, net associated with the DST Properties was $157.8 million. As of December 31, 2024, the Company held two properties through the DST Program and the total investments in real estate, net associated with the DST Properties was $163.0 million.

The Company has determined that the DST entities are VIEs. The Company has determined that it is the primary beneficiary of these VIEs. As a result, these DST entities are included in the Company's consolidated financial statements. As of December 31, 2025, the total liabilities of the Company's consolidated VIEs, excluding the Operating Partnership, were $0.1 billion. Such amounts are included on the Company's Consolidated Balance Sheets. There were no assets of the Company's consolidated VIEs as of December 31, 2025, due to certain intercompany eliminations upon consolidation. As of December 31, 2024, the total liabilities of the Company's consolidated VIEs, excluding the Operating Partnership, were $0.1 billion.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash consists of cash received for subscriptions prior to the date in which the subscriptions are effective, amounts in escrow related to real estate taxes and insurance in connection with mortgages at certain of the Company's properties, and tenant security deposits. The Company's restricted cash pertaining to subscriptions received in advance is held primarily in a bank account controlled by the Company's transfer agent but in the name of the Company.

Investments in Real Estate

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired is not a business, the Company accounts for the transaction as an asset acquisition. All property acquisitions to date have been accounted for as asset acquisitions.

Upon the acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, "above-market" and "below-market" leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends and market and economic conditions. The Company capitalizes acquisition-related costs associated with asset acquisitions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company's allocation to customer relationship intangible assets has not been material.

The cost of buildings and improvements includes the purchase price of the Company's properties and any acquisition-related costs, along with any subsequent improvements to such properties.

The Company's investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building	30 - 42 years
Building and land improvements	5 - 30 years
Furniture, fixtures and equipment	1 - 10 years
Lease intangibles and leasehold improvements	Shorter of useful life or lease term

Repairs and maintenance are expensed to operations as incurred and are included in Property operating expenses on the Company's Consolidated Statements of Operations and Comprehensive Loss. Significant improvements to properties are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The Company records acquired above-market and below-market leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be received pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

The amortization of acquired above-market and below-market leases is recorded as an adjustment to Rental revenue on the Company's Consolidated Statements of Operations and Comprehensive Loss. The amortization of in-place leases is recorded as an adjustment to Depreciation and amortization expense on the Company's Consolidated Statements of Operations and Comprehensive Loss.

Certain of the Company's investments in real estate are subject to a ground lease, for which a lease liability and corresponding right-of-use ("ROU") asset were recognized. The Company calculates the amount of the lease liability and ROU asset by taking the present value of the remaining lease payments, and adjusting the ROU asset for any existing straight-line ground rent liability and acquired ground lease intangibles. The Company's estimated incremental borrowing rate of a loan with a similar term as the ground lease was used as the discount rate. The lease liability is included as a component of Other liabilities and the related ROU asset is recorded as a component of Investments in real estate, net on the Company's Consolidated Balance Sheets.

Impairment of Investments in Real Estate

The Company's management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties considered to be "long-lived assets to be held and used" are considered on an undiscounted basis to determine whether an asset has been impaired, the Company's strategy of holding properties over the long term decreases the likelihood of recording an impairment loss. If the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to the Company's results. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

During the year ended December 31, 2025, the Company recognized a $5.1 million impairment charge on one hospitality property. During the year ended December 31, 2024, the Company recognized an aggregate $150.4 million of impairment charges related predominantly to 10 multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, the Company recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss. The estimated fair values of the impaired properties held as of December 31, 2025, 2024 and 2023 were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts.

Properties Held-for-Sale

The Company classifies the assets and liabilities related to its investments in real estate as held-for-sale when a sale is probable to occur within one year. The Company considers a sale to be probable when a binding contract has been executed, the buyer has posted a non-refundable deposit, and there are limited contingencies to closing. The Company records held-for-sale investments in real estate at the lower of depreciated cost or fair value, less estimated closing costs. Held-for-sale assets and liabilities are presented within Other assets and Other liabilities on the Company's Consolidated Balance Sheets. Liabilities are included in the held-for-sale disposal group only if these liabilities are directly associated with the assets to be disposed of and are expected to be settled as part of the pending sale transaction. This includes mortgage notes, net, that are assumed by the buyer or mortgage notes, net, that are fully repaid as part of the pending sale transaction. As of December 31, 2025, no investments in real estate met the criteria to be classified as held-for-sale. As of December 31, 2024, 11 multifamily properties and one hospitality property met the criteria to be classified as held-for-sale.

Investments in Unconsolidated Real Estate Ventures

Investments in unconsolidated joint ventures are initially recorded at cost, and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the net equity investment of the Company is reflected within the Consolidated Balance Sheets, and the Company's share of net income or loss from the joint ventures is included within the Company's Consolidated Statements of Operations and Comprehensive Loss. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, the Company's recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds. The Company's investments in unconsolidated joint ventures are reviewed for impairment quarterly and the Company records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. During the periods presented, no such impairment occurred.

Investment in Real Estate Debt

The Company's investment in real estate debt consists of a loan secured by real estate. The Company classifies its real estate-related securities as trading securities and record such investments at fair value. As such, the resulting unrealized gains and losses of such securities are recorded as a component of Income from investments in real estate debt, net on the Company's Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2024, the Company's real estate-related debt securities portfolio was completely disposed of.

The Company elected the fair value option ("FVO") for its loans secured by real estate. As such, the resulting unrealized gains and losses of such loans are recorded as a component of Income from investments in real estate debt, net on the Company's Consolidated Statements of Operations and Comprehensive Loss.

Interest income from the Company's investments in real estate-related debt securities is recognized over the life of each investment using the effective interest method and is recorded on the accrual basis. Recognition of premiums and discounts associated with these investments is deferred and recorded over the term of the investment as an adjustment to yield. Upfront costs and fees related to items for which the FVO is elected shall be recognized in earnings as incurred and not deferred. Such items are recorded as components of Income from investments in real estate debt on the Company's Consolidated Statements of Operations and Comprehensive Loss.

Derivative Instruments

The Company uses derivative financial instruments such as interest rate caps, interest rate swaps and foreign currency swaps to manage risks from fluctuations in exchange rates and interest rates.

The Company records its derivatives on its Consolidated Balance Sheets at fair value and such amounts are included as a component of Other assets or Other liabilities. Any changes in the fair value of these derivatives are recorded as components of Other expense, net on the Company's Consolidated Statements of Operations and Comprehensive Loss.

Foreign Currency

The Company's functional currency is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the reporting period. Income statement accounts are translated at average rates for the reporting period. Gains and losses from translation of foreign denominated transactions into U.S. dollars are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations. The effects of translating the assets, liabilities and income of the Company's foreign investments held by entities with functional currencies other than the U.S. dollar are included in the Company's Consolidated Statements of Operations and Comprehensive Loss. Aggregate foreign currency transaction gains (losses) included in operations totaled $27.0 million, ($41.1) million and $14.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts are recorded as a component of Other expense, net in the Company's Consolidated Statements of Operations and Comprehensive Loss. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated assets and liabilities are recorded in Other comprehensive income (loss).

Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchal framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

Valuation of assets and liabilities measured at fair value

The Company's investments in real estate debt are reported at fair value. The Company's investments in real estate debt include commercial mortgage-backed securities ("CMBS"). The Company generally determines the fair value of its CMBS investments by utilizing third-party pricing service providers. In determining the value of a particular investment, the pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models to determine the reported price. The pricing service providers' internal models for real estate-related securities usually consider the attributes applicable to a particular class of security (e.g., credit rating or seniority), current market data, and estimated cash flows for each class and incorporate deal collateral performance such as prepayment speeds and default rates, as available.

Certain of the Company's investments in real estate debt include loans secured by real estate, such as its term loans, which may not have readily available market quotations. In such cases, the Company will generally determine the initial value based on the origination amount or acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company will determine fair value by utilizing or reviewing certain of the following inputs (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance.

During the years ended December 31, 2024 and 2023, the Company recorded net unrealized gains on its investments in real estate debt securities of $5.3 million and $10.0 million, respectively. Such amounts are recorded as a component of Income from investments in real estate debt, net on the Company's Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2025, the Company did not record unrealized gains or losses on its investments in real estate debt securities as the Company's securities portfolio was completely disposed of by June 30, 2024.

The Company's derivative financial instruments are reported at fair value and are recorded within Other assets and Other liabilities on the Company's Consolidated Balance Sheets. The Company's interest rate swap agreements are valued using a discounted cash flow analysis based on the terms of the contract and the forward interest rate curve adjusted for the Company's non-performance risk. The Company's interest rate cap positions are valued using models developed by the respective counterparty as well as third party pricing service providers that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data).

The fair values of the Company's foreign currency forward contracts are determined by comparing the contracted forward exchange rate to the current market exchange rate. The current market exchange rates are determined by using market spot rates, forward rates and interest rate curves for the underlying instruments.

The fair values of the Company's financial instruments (other than investments in real estate debt, mortgage notes, secured credit facilities, unsecured line of credit and derivative instruments), including cash and cash equivalents, restricted cash and other financial instruments, approximate their carrying or contract value. The Company utilizes a discounted cash flow model to value its loans secured by real estate (considering loan features, credit quality of the loans and includes a review of market yield data, collateral asset performance, local and macro real estate performance, capital market conditions, debt yield, loan-to-value ratios, borrower financial condition and performance, among other factors). The Company continuously monitors and assesses the credit quality of individual loans including the review of delinquency and loan-to-value ratios on its loans secured by real estate. Such loans have floating interest rates with market terms and there are no underlying credit quality issues as of December 31, 2025.

The following table details the Company's assets and liabilities measured at fair value on a recurring basis ($ in thousands):

	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Investment in real estate debt	$ —	$ —	$ 915,431	$ 915,431	$ —	$ —	$ 852,461	$ 852,461
Derivatives	—	83,223	—	83,223	—	368,871	—	368,871
Total	$ —	$ 83,223	$ 915,431	$ 998,654	$ —	$ 368,871	$ 852,461	$ 1,221,332
Liabilities:								
Derivatives	$ —	$ 59,520	$ —	$ 59,520	$ —	$ 9,505	$ —	$ 9,505
Total	$ —	$ 59,520	$ —	$ 59,520	$ —	$ 9,505	$ —	$ 9,505

The following table details the Company's assets measured at fair value on a recurring basis using Level 3 inputs ($ in thousands):

	Investment in Real Estate Debt
Balance as of December 31, 2024	$ 852,461
Included in net loss	
Foreign currency exchange gain	65,792
Unrealized loss	(2,822)
Balance as of December 31, 2025	$ 915,431

The following table contains the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy ($ in thousands):

		Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from a Decrease in Input
				December 31, 2025		
Financial Assets:						
Investment in real estate debt	$	915,431	Discounted Cash Flow	Discount Rate	8.8%	Increase

		Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from an Increase in Input
				December 31, 2024		
Financial Assets:						
Investment in real estate debt	$	852,461	Discounted Cash Flow	Discount Rate	9.5%	Decrease

Valuation of assets measured at fair value on a nonrecurring basis

Certain of the Company's assets may not be measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value.

During the year ended December 31, 2025, the Company recognized a $5.1 million impairment charge on one hospitality property. During the year ended December 31, 2024, the Company recognized an aggregate $150.4 million of impairment charges related predominantly to 10 multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, the Company recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss.

As of December 31, 2025, there were no remaining impaired assets. As of December 31, 2024, the estimated fair value of the Company's remaining impaired assets was $856.1 million. As of December 31, 2024, the carrying value of the Company's remaining impaired assets was $855.6 million. The estimated fair values of the impaired properties held as of December 31, 2024, were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts. These inputs are considered Level 2 inputs for purposes of the fair value hierarchy. There are inherent uncertainties in making these estimates such as current and future macroeconomic conditions.

Valuation of liabilities not measured at fair value

Fair value of the Company's indebtedness is estimated by modeling the cash flows required by the Company's debt agreements and discounting them back to the present value using an appropriate discount rate. Additionally, the Company considers current market rates and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company's indebtedness are considered Level 3. As of December 31, 2025 and 2024, the fair value of the Company's mortgage notes, secured credit facilities, and secured financings on investment in real estate debt was approximately $265.6 million and $423.3 million below the outstanding principal balance, respectively.

Deferred Charges

The Company's deferred charges include financing and leasing costs. Deferred financing costs include legal, structuring and other loan costs incurred by the Company for its financing agreements. Deferred financing costs related to the Company's mortgage notes are recorded as an offset to the related liability and amortized over the term of the applicable financing instruments as interest expense. Deferred financing costs related to the Company's credit facilities and its unsecured line of credit are recorded as a component of Other assets on the Company's Consolidated Balance Sheets and amortized over the term of the applicable financing agreement. Deferred leasing costs incurred in connection with new leases, which consist primarily of brokerage commissions, are recorded as a component of Other assets on the Company's Consolidated Balance Sheets and amortized over the life of the related lease.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of the Company's contracts are, or contain leases, and therefore revenue is recognized when the lessee takes possession of or controls the physical use of the leased assets. In most instances this occurs on the lease commencement date. At the inception or acquisition of a lease, including new leases that arise from amendments, the Company assesses the terms and conditions of the lease to determine the proper lease classification.

A lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee at the end of the lease term, (ii) the lessee has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use to the Company at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the lessee, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842, *Leases*.

The Company's rental revenue primarily consists of fixed contractual base rent arising from tenant leases at the Company's properties under operating leases. Revenue under operating leases that are deemed probable of collection, is recognized as revenue on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded on the Company's Consolidated Balance Sheets. Other revenue consists of room revenue and food and beverage revenue from hospitality properties. Room revenue is recognized when the related room is occupied and other hospitality revenue is recognized when the service is rendered. For leases that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.

Certain of the Company's contracts contain nonlease components (e.g., charges for management fees, common area maintenance, and reimbursement of third-party maintenance expenses) in addition to lease components (i.e., monthly rental charges). Services related to nonlease components are provided over the same period of time as, and billed in the same manner as, monthly rental charges. The Company elected to apply the practical expedient available under ASC 842, for all classes of assets, not to segregate the lease components from the nonlease components when accounting for operating leases. Since the lease component is the predominant component under each of these leases, combined revenues from both the lease and nonlease components are accounted for in accordance with ASC 842 and reported as Rental revenues in the Company's Consolidated Statements of Operations and Comprehensive Loss.

In connection with its investments, the Company has utilized loan programs designed to encourage housing development. The proceeds from these loans are governed by restrictive covenants. For certain housing development loans, so long as the Company remains in compliance with the covenants and program requirements, the loans will be forgiven in equal annual installments until the loans are discharged in full. The Company treats these loans as deferred income and records them as a component of Other liabilities on the Company's Consolidated Balance Sheets. As of December 31, 2025 and 2024, deferred income related to these loans amounted to $1.8 million and $3.4 million, respectively. As the loan balances are reduced during the compliance period, the Company will record income associated with the discharge of the loans as a component of Other revenue in the Company's Consolidated Statements of Operations and Comprehensive Loss. For each of the years ended December 31, 2025, 2024 and 2023, Other revenue related to these loans amounted to $0.8 million.

Other revenues and interest income are recorded on an accrual basis.

Organization and Offering Expenses

Organization costs are expensed as incurred and recorded as a component of General and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Loss and offering costs are charged to equity as such amounts are incurred.

The Advisor advanced $7.3 million of organization and offering expenses on behalf of the Company (including legal, accounting, and other expenses attributable to the organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) through December 21, 2019, the first anniversary of the date on which the proceeds from escrow were released. The Company reimbursed the Advisor for all such advanced expenses ratably over a 60 month period, which commenced in January 2020, and these amounts were fully reimbursed as of December 31, 2024. These organization and offering costs were previously recorded as a component of Due to affiliates on the Company's Consolidated Balance Sheets.

Starwood Capital, L.L.C. (the "Dealer Manager"), a registered broker-dealer affiliated with the Advisor, serves as the dealer manager for the Company's public offering. The Dealer Manager is entitled to receive selling commissions and dealer manager fees based on the transaction price of each applicable class of shares sold in the primary offering. The Dealer Manager is also entitled to receive a stockholder servicing fee based on the aggregate net asset value ("NAV") of the Company's outstanding Class T shares, Class S shares and Class D shares.

The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class as of December 31, 2025:

	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I
Selling commissions and dealer manager fees (% of transaction price)	up to 3.5%	up to 3.5%	up to 1.5%	—
Stockholder servicing fee (% of NAV)	0.85%	0.85%	0.25%	—

For Class T shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.5% of the transaction price. For Class D shares sold in the primary offering, investors will pay upfront selling commissions of up to 1.5% of the transaction price.

The Dealer Manager is entitled to receive stockholder servicing fees of 0.85% per annum of the aggregate NAV for Class S shares and Class T shares. For Class T shares such stockholder servicing fee includes, a representative stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the representative stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. For Class D shares the Dealer Manager is entitled to a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares. There is no stockholder servicing fee with respect to Class I shares.

The Dealer Manager has entered into agreements with the selected dealers distributing the Company's shares in the Company's public offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fees received and all or a portion of the stockholder servicing fees to such selected dealers. The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share sold in the primary offering at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such share (including the gross proceeds of any shares issued under the Company's distribution reinvestment plan with respect thereto). The Company will accrue the full cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S and Class D share is sold during the offering. As of December 31, 2025 and 2024, the Company had accrued $224.3 million and $262.3 million, respectively, of stockholder servicing fees related to shares sold and recorded such amount as a component of Due to affiliates on the Company's Consolidated Balance Sheets.

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code (the "Code"), for federal income tax purposes, beginning with its taxable year ended December 31, 2019. As long as the Company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to its stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in a taxable year, without the benefit of certain relief provisions, it will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, it may also be subject to certain federal, state, local, and foreign taxes on its income and assets, including (i) taxes on any undistributed income, (ii) taxes related to its taxable REIT subsidiaries ("TRSs"), and (iii) certain state or local income taxes. The Company and the Operating Partnership's tax returns for three years from the date filed are subject to examination.

The Company has formed subsidiaries to function as TRSs and filed TRS elections, together with such subsidiaries, with the Internal Revenue Service. In general, a TRS may perform additional services for the Company's tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs may be subject to taxation at the federal, state, local, and foreign levels, as applicable, at regular corporate tax rates. The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized.

In 2021, the Organization for Economic Co-operation and Development ("OECD") announced a two-pillar solution to address tax challenges arising from the digitalization of the economy, which included a 15% global minimum tax under Pillar Two Model Rules ("Pillar Two"). On January 5, 2026, the OECD released a "side-by-side package" ("SbS") for Pillar Two that includes administrative guidance on SbS system, a permanent simplified effective tax rate safe harbor, an extension of the transitional country-by-country reporting safe harbor through 2027, and a substance-based tax incentive safe harbor. Under this guidance, the U.S. is recognized as a qualified SbS regime which effectively alleviates U.S.-based multi-national companies from top-up tax collectible under the Pillar Two income inclusion and undertaxed payments rules. While the Company may be subject to Qualified Domestic Minimum Top-Up Taxes in the jurisdictions in which it operates, the safe harbors provided by SbS are broadly applicable and the Company does not expect the Pillar Two framework to have a material impact on the Company's effective tax rate, consolidated results of operations, financial position, or cash flows.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized an income tax expense of ($3.2) million, ($10.1) million and ($5.0) million, respectively, within Other expense, net in the Company's Consolidated Statements of Operations and Comprehensive Loss. As of December 31, 2025 and 2024, the Company recorded a net deferred tax liability of $35.6 million and $35.5 million, respectively, primarily due to assumed capital gains from three European investments, within Other liabilities on the Company's Consolidated Balance Sheets.

As of December 31, 2025, net operating loss ("NOL") carryforwards for federal, state and foreign income tax purposes totaled $112.8 million, and are primarily driven by dispositions of residential rental units within one of the Company's TRSs and valuation adjustments in certain foreign jurisdictions. Although the federal NOL carryforwards do not expire, the Company has recorded full valuation allowances against certain deferred tax assets for which the Company believes it is more likely than not that the Company will not realize a benefit from these in future taxable years.

Net Loss per Share

Basic net loss per share is computed by dividing net loss attributable to stockholders for the period by the weighted average number of common shares outstanding during the period. All classes of common stock are allocated net loss at the same rate per share and receive the same gross distribution per share. Diluted loss per share is computed by dividing net loss attributable to stockholders for the period by the weighted average number of common shares and common share equivalents outstanding (unless their effect is antidilutive) for the period. There are no common share equivalents outstanding that would have a dilutive effect as a result of the net loss, and accordingly, the weighted average number of common shares outstanding is identical for both basic and diluted shares for the years ended December 31, 2025, 2024 and 2023.

The restricted stock grants of Class I shares held by the Company's independent directors are not considered to be participating securities because they do not contain non-forfeitable rights to distributions. As a result, there is no impact of these restricted stock grants on basic and diluted net loss per common share until the restricted stock grants have fully vested.

Recent Accounting Pronouncements

In December 2023, Financial Accounting Standards Board issued Accounting Standards Update No. 2023-09, "*Income Taxes (Topic 740) — Improvements to Income Tax Disclosures*" ("ASU 2023-09"), which improves income tax disclosures by primarily requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2024 and early adoption is permitted. As such, the Company has adopted ASU 2023-09 on a prospective basis and the adoption did not have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update No. 2024-03, "*Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*" which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The guidance is to be applied either (i) prospectively to financial statements issued for reporting periods after the effective date or (ii) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the potential impact of adopting this standard on the consolidated financial statements and related disclosures.

3. Investments

Investments in Real Estate

Investments in real estate, net consisted of the following ($ in thousands):

	December 31, 2025	December 31, 2024
Building and building improvements	$ 16,452,127	$ 16,614,464
Land and land improvements	2,797,405	2,965,720
Furniture, fixtures and equipment	268,251	272,521
Right-of-use asset - operating lease[1]	105,230	105,230
Total	19,623,013	19,957,935
Accumulated depreciation and amortization	(2,693,881)	(2,127,681)
Investments in real estate, net	$ 16,929,132	$ 17,830,254

[1] Refer to Note 14 for additional details on the Company's leases.

Asset Dispositions

During the year ended December 31, 2025, the Company sold an aggregate of $1.2 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $0.3 billion. During the year ended December 31, 2025, the Company recorded $21.1 million of net gains from the disposition of 43 industrial properties, 13 multifamily properties, two hospitality properties, one retail property and 55 single-family rental units.

During the year ended December 31, 2024, the Company sold an aggregate of $0.3 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $0.2 billion. During the year ended December 31, 2024, the Company recorded $87.1 million of net gains from the disposition of seven industrial properties, two hospitality properties, one net lease property, and 83 single-family rental units.

During the year ended December 31, 2023, the Company sold an aggregate of $1.9 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $775.9 million. During the year ended December 31, 2023, the Company recorded $289.8 million of net gains from the disposition of 10 multifamily properties, 33 industrial properties, three hospitality properties, 2,199 single-family rental units, and one net-lease property.

Investments in Real Estate - Held-for-sale

As of December 31, 2025, no investments in real estate met the criteria to be classified as held-for-sale. As of December 31, 2024, 11 multifamily properties and one hospitality property met the criteria to be classified as held-for-sale. The held-for-sale assets and liabilities associated with assets held-for-sale are included as components of Other assets and Other liabilities, respectively, on the Company's Consolidated Balance Sheets.

The following table details the assets and liabilities of the Company's investments in real estate classified as held-for-sale ($ in thousands):

	December 31, 2025	December 31, 2024
Assets:		
Investments in real estate, net	$ —	$ 679,121
Other assets	—	6,553
Total assets	$ —	$ 685,674
Liabilities:		
Mortgage notes, net	$ —	$ 12,602
Other liabilities	—	5,655
Total liabilities	$ —	$ 18,257

Investments in Unconsolidated Real Estate Ventures

The following table details the Company's equity investments in unconsolidated real estate ventures ($ in thousands):

Investments in Unconsolidated Real Estate Ventures	Segment	Date Acquired	Number of Properties	Ownership Interest	December 31, 2025	December 31, 2024
Extended Stay Portfolio	Other	July 2022	195	45%	$ 285,313	$ 411,309
Fort Lauderdale Hotel	Other	March 2019	1	43%	9,079	9,552
Total investments in unconsolidated real estate ventures					$ 294,392	$ 420,861

The following table details the Company's loss from equity investments in unconsolidated real estate ventures ($ in thousands):

Investments in Unconsolidated Real Estate Ventures	Segment	Year Ended December 31, 2025	2024	2023
Extended Stay Portfolio	Other	$ (13,046)	$ (13,790)	$ (11,266)
Fort Lauderdale Hotel	Other	(473)	355	(358)
Total loss from unconsolidated real estate ventures		$ (13,519)	$ (13,435)	$ (11,624)

4. Intangibles

The gross carrying amount and accumulated amortization of the Company's intangible assets and liabilities consisted of the following ($ in thousands):

	December 31, 2025	December 31, 2024
Intangible assets: [1]		
In-place lease intangibles	$ 201,062	$ 226,714
Above-market lease intangibles	36,264	35,344
Other	35,191	35,345
Total intangible assets	272,517	297,403
Accumulated amortization:		
In-place lease amortization	(98,526)	(106,980)
Above-market lease amortization	(20,449)	(16,348)
Other	(14,746)	(12,130)
Total accumulated amortization	(133,721)	(135,458)
Intangible assets, net	$ 138,796	$ 161,945
Intangible liabilities: [2]		
Below-market lease intangibles	$ 57,110	$ 74,189
Total intangible liabilities	57,110	74,189
Accumulated amortization:		
Below-market lease amortization	(24,734)	(26,588)
Total accumulated amortization	(24,734)	(26,588)
Intangible liabilities, net	$ 32,376	$ 47,601

[1] Included in Other assets on the Company's Consolidated Balance Sheets.
[2] Included in Other liabilities on the Company's Consolidated Balance Sheets.

The estimated future amortization on the Company's intangibles for each of the next five years and thereafter as of December 31, 2025 is as follows ($ in thousands):

	In-place Lease Intangibles	Above-market Lease Intangibles	Other	Below-market Lease Intangibles
2026	$ 21,594	$ 3,814	$ 2,685	$ (4,686)
2027	17,373	3,092	2,685	(3,950)
2028	14,419	2,489	2,685	(3,914)
2029	12,107	2,316	2,685	(3,416)
2030	11,425	2,219	2,651	(3,256)
Thereafter	25,618	1,885	7,054	(13,154)
	$ 102,536	$ 15,815	$ 20,445	$ (32,376)

5.   Investment in Real Estate Debt

The following tables detail the Company's investment in real estate debt as of December 31, 2025 and 2024 ($ in thousands):

Type of Security/Loan	Number of Positions	Coupon [1]	December 31, 2025 Maturity Date [2]	Cost Basis	Fair Value
Term loan	1	BBSY + 4.75%	June 2030	$ 956,877	$ 915,431
Total investment in real estate debt	1	BBSY + 4.75%	June 2030	$ 956,877	$ 915,431

Type of Security/Loan	Number of Positions	Coupon [1]	December 31, 2024 Maturity Date [2]	Cost Basis	Fair Value
Term loan	1	BBSY + 4.75%	June 2027	$ 956,877	$ 852,461
Total investment in real estate debt	1	BBSY + 4.75%	June 2027	$ 956,877	$ 852,461

_____

[1]   The symbol "BBSY" refers to the relevant benchmark rate, the three-month Bank Bill Swap Bid Rate ("BBSY").

[2]   Maturity date is based on the fully extended maturity date of the underlying collateral.

During June 2022, the Company provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia's largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time. During June 2025, the Company extended the loan term by three years to June 2030.

During the year ended December 31, 2025, the Company did not record any net realized gains or losses on its investment in real estate debt. During the year ended December 31, 2024, the Company recorded $4.4 million of net realized losses from the disposition of its investments in real estate debt, which is included in Income from investments in real estate debt, net in the Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2024, the Company disposed of $201.1 million of investments in real estate-related debt securities and recorded net realized losses resulting from these dispositions of $3.1 million. Such amounts are recorded as a component of Income from investments in real estate debt, net on the Company's Consolidated Statements of Operations and Comprehensive Loss.

6.   Mortgage Notes and Secured Credit Facilities

The following table is a summary of the mortgage notes and credit facilities secured by the Company's properties as of December 31, 2025 and 2024 ($ in thousands):

				Principal Balance Outstanding[3][4]	
Indebtedness	Weighted Average Interest Rate[1]	Weighted Average Maturity Date[2]	Maximum Facility Size	December 31, 2025	December 31, 2024
Fixed rate loans					
Fixed rate mortgages	3.41%	January 2031	N/A	$ 3,167,322	$ 2,978,914
Total fixed rate loans				3,167,322	2,978,914
Variable rate loans					
Floating rate mortgages	B + 1.91%	March 2029	N/A	8,690,438	9,658,934
Variable rate secured credit facility[5]	B + 2.25%	March 2026	$161,140	161,140	164,152
Senior secured revolving credit facility[6]	B + 2.50%	January 2027	$150,000	—	—
Total variable rate loans				8,851,578	9,823,086
Total loans secured by the Company's properties				12,018,900	12,802,000
Deferred financing costs, net				(55,327)	(51,246)
Discount on assumed debt, net				(6,363)	(6,167)
Mortgage notes and secured credit facilities, net				$ 11,957,210	$ 12,744,587

_____

[1] The symbol "B" refers to the relevant floating benchmark rates, which includes one-month SOFR, Federal Reserve Bank of New York ("NYFED") 30 day SOFR, three-month Euro Interbank Offered Rate ("EURIBOR") and three-month Norwegian Interbank Offered Rate ("NIBOR"), as applicable to each loan.

[2] For loans where the Company, at its own discretion, has extension options, the maximum maturity date has been assumed.

[3] The majority of the Company's mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.

[4] Excludes a $12.6 million mortgage loan on a property classified as held-for-sale as of December 31, 2024. As of December 31, 2025, there were no properties, and their related mortgage loans secured by the Company's properties, that met the criteria to be classified as held-for-sale.

[5] The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.

[6] The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.

In July 2024, the Company entered into a senior secured revolving credit facility agreement with a total borrowing capacity of $150.0 million. The senior secured revolving credit facility agreement matures in January 2027, at which time the Company may seek to refinance the senior secured revolving credit facility. Interest under the senior secured revolving credit facility is determined based on one-month U.S. dollar denominated SOFR plus 2.5%.

The following table presents the future principal payments under the Company's mortgage notes and secured credit facilities as of December 31, 2025 ($ in thousands):

Year	Amount
2026	$ 2,853,837
2027	1,970,203
2028	561,054
2029	193,628
2030	3,174,012
Thereafter	3,266,166
Total	$ 12,018,900

The Company actively monitors upcoming debt maturities and capital market conditions. The Company has approximately $1.2 billion of indebtedness related to mortgage notes and secured credit facilities that are coming due within 12 months of issuance of the consolidated financial statements. As of December 31, 2025, the Company has $527.8 million of available liquidity, including cash and cash equivalents of $200.8 million, available borrowings on undrawn unsecured line of credit of $177.0 million and available borrowings on undrawn senior secured revolving credit facility of $150.0 million. Management plans to refinance the remaining outstanding amounts prior to maturity and has determined it is probable that market-based alternatives are available to refinance the remaining outstanding amounts upon maturity, which will provide the necessary cash flows to repay the remaining maturing mortgage notes and secured credit facilities. As a result, the Company has concluded that management's plans are probable of being achieved.

Pursuant to lender agreements for certain of the Company's mortgages, the Company has the ability to draw $5.0 million for leasing commissions, and tenant and building improvements as of December 31, 2025.

The Company's mortgage notes and secured credit facilities may contain customary events of default and covenants, including limitations on liens and indebtedness and maintenance of certain financial ratios. The Company was in compliance with all corporate and all property level financial covenants with no events of default as of December 31, 2025 and 2024, respectively.

7.   Secured Financings on Investments in Real Estate Debt

Secured financings on investments in real estate debt are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Although structured as a sale and repurchase obligation, a secured financing on investments in real estate debt operates as a financing under which securities are pledged as collateral to secure a short-term loan equal in value to a specified percentage of the market value of the pledged collateral. While used as collateral, the Company retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a secured financing on investments in real estate debt, the Company is required to repay the loan and concurrently receive the pledged collateral from the lender or, with the consent of the lender, renew such agreement at the then-prevailing financing rate.

Interest rates on these borrowings are determined based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the borrowing at which time the Company may enter into a new borrowing arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty.

The fair value of financial instruments pledged as collateral on the Company's secured financings on investments in real estate debt disclosed in the tables below represents the Company's fair value of such instruments, which may differ from the fair value assigned to the collateral by its counterparties.

During June 2022, the Company entered into separate repurchase agreements with Morgan Stanley Bank, N.A. ("Morgan Stanley"), Guardians of New Zealand Superannuation as manager and administrator of the New Zealand Superannuation Fund ("NZ Super"), and BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Osterreichische Postsparkasse Aktiengesellschaft ("BAWAG") in order to finance its term loan investment (the "Syndicated RA") to an unaffiliated entity in connection with its acquisition of three Australian hospitality and leisure resorts.

During June 2025, the Company refinanced its secured financings on investments in real estate debt through a series of transactions. The Company amended its repurchase agreement with Morgan Stanley and entered into a repurchase agreement with Barclays Bank PLC ("Barclays"), (Morgan Stanley and Barclays, collectively referred to as "Syndicated RA II"). As a result of the amendment to the repurchase agreement with Morgan Stanley, the Company increased the facility size by AUD 174.0 million to AUD 553.5 million and extended the maturity date from June 2027 to June 2030. The repurchase agreement with Barclays has a facility size of AUD 272.7 million and a maturity date of June 2030. The Company terminated its repurchase agreements with NZ Super and BAWAG. As a result of these transactions, the Company reduced the weighted average spread over the relevant benchmark rate (BBSY) from 2.82% to 2.65%.

For financial statement purposes, the Company does not offset its secured financings on investments in real estate debt and securities lending transactions because the conditions for netting as specified by GAAP are not met. Although not offset on the Company's Consolidated Balance Sheets, these transactions are summarized in the following tables ($ in thousands):

| | | | December 31, 2025 | |
| | | | Collateral Assets[1] | Outstanding Balance |
Indebtedness	Maturity Date	Coupon		
Syndicated RA II [2]	June 2030	BBSY + 2.65%	$ 915,431	$ 550,951
			$ 915,431	$ 550,951

| | | | December 31, 2024 | |
| | | | Collateral Assets[1] | Outstanding Balance |
Indebtedness	Maturity Date	Coupon		
Syndicated RA[2]	June 2027	BBSY + 2.82%	$ 852,461	$ 467,988
			$ 852,461	$ 467,988

---

[1] Represents the fair value of the Company's investment in real estate debt.

[2] As of December 31, 2025, there were no remaining unamortized deferring financing costs on secured financings on investments in real estate debt. As of December 31, 2024, the outstanding balance is reflected net of $0.9 million of unamortized deferred financing costs.

8. Unsecured Line of Credit

In May 2024, the Company entered into an amendment to extend its unsecured line of credit with borrowing capacity of approximately $1.6 billion for two years, at which time the Company may request an additional one-year extension thereafter. Interest under the unsecured line of credit is determined based on one-month U.S. dollar-denominated SOFR plus 2.5%. The repayment of the unsecured line of credit is guaranteed by the Company.

As of December 31, 2025 and December 31, 2024, there were approximately $1.4 billion and $1.4 billion of borrowings outstanding on the unsecured line of credit, respectively.

9. Other Assets and Other Liabilities

The following table summarizes the components of Other assets ($ in thousands):

	December 31, 2025	December 31, 2024
Intangible assets, net	$ 138,796	$ 161,945
Receivables	95,555	106,545
Derivative instruments	83,223	368,871
Prepaid expenses	22,619	23,920
Deferred financing costs, net	9,530	14,671
Interest receivable	211	216
Held-for-sale assets	—	685,674
Other	3,713	3,637
Total other assets	$ 353,647	$ 1,365,479

The following table summarizes the components of Other liabilities ($ in thousands):

	December 31, 2025	December 31, 2024
Accounts payable and accrued expenses	$ 69,914	$ 74,097
Real estate taxes payable	61,182	68,784
Derivative instruments	59,520	9,505
Accrued interest expense	50,262	58,650
Tenant security deposits	46,563	41,880
Distributions payable	39,888	40,612
Deferred tax liabilities	35,567	35,485
Intangible liabilities, net	32,376	47,601
Right-of-use liability - operating leases	12,242	12,328
Deferred income	8,950	8,430
Other taxes payable	9,019	10,267
Held-for-sale liabilities	—	18,257
Deposits received on pending sales	—	14,790
Other	7,673	6,409
Total other liabilities	$ 433,156	$ 447,095

10. Derivatives

The Company uses derivative financial instruments to minimize the risks and/or costs associated with the Company's investments and financing transactions. The Company has not designated any of its derivative financial instruments as hedges as defined under GAAP. Although not designated as hedging instruments under GAAP, the Company's derivatives are not speculative and are used to manage the Company's exposure to interest rate movements, fluctuations in foreign exchange rates, and other identified risks.

The Company's derivative instruments are subject to market risk associated with changes in interest rates and foreign exchange rates. Although these instruments are not designated as accounting hedges, they are economically intended to reduce variability in cash flows.

The use of derivative financial instruments involves certain risks, including the risk that the counterparties to these contractual arrangements do not perform as agreed. To mitigate this risk, the Company enters into derivative financial instruments with counterparties it believes to have appropriate credit ratings and that are major financial institutions with which the Company and its affiliates may also have other financial relationships.

Interest Rate Contracts

Certain of the Company's transactions expose the Company to interest rate risks, which include exposure to variable interest rates on certain loans secured by the Company's real estate in addition to its secured financings of investment in real estate debt. The Company uses derivative financial instruments, which includes interest rate caps and swaps, and may also include options, floors, and other interest rate derivative contracts, to limit the Company's exposure to the future variability of interest rates.

The following tables detail the Company's outstanding interest rate derivatives that were non-designated hedges of interest rate risk (notional amounts in thousands):

		December 31, 2025				
Interest Rate Derivatives	Number of Instruments	Notional Amount		Weighted Average Strike Rate	Index	Weighted Average Maturity (Years)
Interest Rate Caps - Property debt	81	$	8,319,410	3.1%	SOFR	1.1
Interest Rate Caps - Property debt	2	€	91,389	1.0%	EURIBOR	0.5
Interest Rate Swaps - Property debt	3	€	207,721	1.9%	EURIBOR	1.6
Interest Rate Swaps - Property debt	2	NOK	520,000	2.5%	NIBOR	2.1
Total interest rate derivatives	88			3.0%		1.1

		December 31, 2024				
Interest Rate Derivatives	Number of Instruments	Notional Amount		Weighted Average Strike Rate	Index	Weighted Average Maturity (Years)
Interest Rate Caps - Property debt	69	$	9,401,374	2.1%	SOFR	1.3
Interest Rate Caps - Property debt	3	€	109,905	1.0%	EURIBOR	0.4
Interest Rate Swaps - Property debt	1	$	120,061	0.8%	SOFR	0.2
Interest Rate Swaps - Property debt	3	€	207,721	1.9%	EURIBOR	2.6
Interest Rate Swaps - Property debt	2	NOK	520,000	2.5%	NIBOR	3.1
Total interest rate derivatives	78			2.1%		1.4

Foreign Currency Forward Contracts

Certain of the Company's international investments expose it to fluctuations in foreign currency exchange rates and interest rates. These fluctuations may impact the value of the Company's cash receipts and payments in terms of its functional currency, the U.S. dollar. The Company uses foreign currency forward contracts to protect the value or fix the amount of certain investments or cash flows in terms of the U.S. dollar.

The following table details the Company's outstanding foreign currency forward contracts that were non-designated hedges of foreign currency risk (notional amounts in thousands):

	December 31, 2025			December 31, 2024		
Foreign Currency Forward Contracts	Number of Instruments	Notional Amount		Number of Instruments	Notional Amount	
Buy USD/Sell EUR Forward	39	€	531,769	40	€	528,759
Buy USD/Sell DKK Forward	6	DKK	1,156,784	8	DKK	1,210,016
Buy USD/Sell AUD Forward	15	AUD	1,807,627	5	AUD	621,759
Buy USD/Sell NOK Forward	12	NOK	410,700	12	NOK	412,700

Valuation and Financial Statement Impact

The following table details the fair value of the Company's derivative financial instruments ($ in thousands):

	Fair Value of Derivatives in an Asset [1] Position				Fair Value of Derivatives in a Liability [2] Position			
	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024	
Interest rate derivatives	$	75,648	$	325,991	$	—	$	—
Foreign currency forward contracts		7,575		42,880		59,520		9,505
Total derivatives	$	83,223	$	368,871	$	59,520	$	9,505

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[1] Included in Other assets on the Company's Consolidated Balance Sheets.
[2] Included in Other liabilities on the Company's Consolidated Balance Sheets.

The following table details the effect of the Company's derivative financial instruments in the Consolidated Statements of Operations and Comprehensive Loss ($ in thousands):

| | | For the Year Ended December 31, | | |
| | Net Realized/Unrealized | | | |
Type of Derivative	(Loss) Gain	2025	2024	2023
Interest Rate Caps - Property debt	Unrealized loss[1]	$ (174,188)	$ (212,711)	$ (305,693)
Interest Rate Swaps - Property debt	Unrealized loss[1]	(1,751)	(9,031)	(26,468)
Foreign Currency Forward Contracts	Unrealized (loss) gain[2]	(85,320)	62,680	(67,466)
Foreign Currency Forward Contracts	Realized gain[1]	811	14,034	26,112
Interest Rate Caps - Property debt	Realized (loss) gain[1]	(6,261)	1,831	26,778
Interest Rate Swaps - Property debt	Realized gain[1]	—	179	12,088
Total		$ (266,709)	$ (143,018)	$ (334,649)

[1] Included in Other expense, net in the Company's Consolidated Statements of Operations and Comprehensive Loss.
[2] A portion of this amount is included within Income from investments in real estate debt, net and the remaining amount is included within Other expense, net in the Company's Consolidated Statements of Operations and Comprehensive Loss.

11. Equity and Redeemable Non-controlling Interests

Authorized Capital

The Company is authorized to issue preferred stock and four classes of common stock consisting of Class T shares, Class S shares, Class D shares, and Class I shares. The Company's board of directors has the ability to establish the preferences and rights of each class or series of preferred stock, without stockholder approval, and as such, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock. The differences among the common share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. See Note 2 for a further description of such items. Other than the differences in upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees, each class of common stock is subject to the same economic and voting rights.

As of December 31, 2025, the Company had the authority to issue 3,100,000,000 shares of capital stock, consisting of the following:

Classification	Number of Shares	Par Value
Preferred Stock	100,000,000	$ 0.01
Class T Shares	500,000,000	$ 0.01
Class S Shares	1,000,000,000	$ 0.01
Class D Shares	500,000,000	$ 0.01
Class I Shares	1,000,000,000	$ 0.01
Total	3,100,000,000	

Common Stock

The following table details the movement in the Company's outstanding shares of common stock:

	Class T	Class S	Class D	Class I	Total
January 1, 2023	5,721,496	224,556,910	30,974,173	244,455,013	505,707,592
Common stock shares issued [1]	(98,898)	4,915,057	(153,390)	14,803,271	19,466,040
Distribution reinvestment plan shares issued	141,944	3,788,883	335,712	3,849,211	8,115,750
Common stock shares repurchased	(482,517)	(38,237,234)	(3,643,944)	(60,147,804)	(102,511,499)
Independent directors' restricted stock grant[2]	—	—	—	30,361	30,361
December 31, 2023	5,282,025	195,023,616	27,512,551	202,990,052	430,808,244
Common stock shares issued [1]	(230,764)	209,158	293,126	9,457,765	9,729,285
Distribution reinvestment plan shares issued	142,951	3,660,648	500,536	3,204,529	7,508,664
Common stock shares repurchased	(138,567)	(17,502,181)	(2,378,099)	(26,288,430)	(46,307,277)
Independent directors' restricted stock grant[2]	—	—	—	33,797	33,797
December 31, 2024	5,055,645	181,391,241	25,928,114	189,397,713	401,772,713
Common stock shares issued [1]	(331,737)	(703,160)	(426,470)	7,364,115	5,902,748
Distribution reinvestment plan shares issued	138,323	3,369,482	291,290	2,999,042	6,798,137
Common stock shares repurchased	(77,166)	(8,452,026)	(1,048,438)	(12,914,292)	(22,491,922)
Independent directors' restricted stock grant[2]	—	—	—	37,502	37,502
December 31, 2025	4,785,065	175,605,537	24,744,496	186,884,080	392,019,178

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[1] Includes exchanges between share classes.
[2] The independent directors' restricted stock grant represents $0.8 million, $0.8 million and $0.8 million of the annual compensation paid to the independent directors for the years ended December 31, 2025, 2024 and 2023, respectively. Each grant is amortized over the one-year service period of such grant.

Share Repurchases

The Company has adopted a share repurchase plan whereby, subject to certain limitations, stockholders may request on a monthly basis that the Company repurchases all or any portion of their shares. Should repurchase requests, in the Company's judgment, place an undue burden on its liquidity, adversely affect its operations or risk having an adverse impact on the Company as a whole, or should the Company otherwise determine that investing its liquid assets in real properties or other illiquid investments rather than repurchasing its shares is in the best interests of the Company as a whole, then the Company may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, the Company's board of directors may modify or suspend the Company's share repurchase plan if it deems such action to be in the Company's best interest and in the best interest of its stockholders. In addition, the total amount of shares that the Company may repurchase is limited. From the Company's inception until its share repurchase plan was amended as described below, the total amount of shares that the Company could repurchase was limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) was no more than 2% of its aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of its aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

On May 23, 2024, the Company amended its share repurchase plan such that, beginning with repurchases during the month of May 2024, the Company limited share repurchases to 0.33% of NAV per month and, beginning on July 1, 2024, the Company limited share repurchases to 1% of NAV per quarter.

On June 6, 2025, the Company amended its share repurchase plan such that, beginning with repurchases during the month of June 2025, the Company limits share repurchases to 0.5% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and beginning on July 1, 2025, the Company limits share repurchases to 1.5% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

In addition, the Company amended its share repurchase plan such that in the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any month (including where repurchase requests exceed the monthly or quarterly limits), shares submitted for repurchase during such month will be repurchased subject to the following repurchase priority. First, repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month, subject to the terms and conditions regarding the death or qualifying disability for waivers of the Early Repurchase Deduction set forth in the share repurchase plan. To the extent such repurchase requests exceed the $5.0 million per month limit, such requests will be satisfied in the order of the date of death or qualifying disability, beginning with the earliest of such date, and any unfulfilled requests will be repurchased on a pro rata basis with all other repurchase requests for such month. Second, repurchase requests that would result in an account, including accounts in certain feeder funds created to hold the Company's shares, having a balance below $2,500 will be repurchased in full to the extent there are available funds. Thereafter, any remaining funds will be used to repurchase all other shares submitted for repurchase during such month on a pro rata basis.

For the years ended December 31, 2025, 2024 and 2023, the Company repurchased 22.5 million, 46.3 million and 102.5 million shares of common stock representing a total of $0.5 billion, $1.1 billion and $2.6 billion, respectively.

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net earnings as calculated in accordance with GAAP, to its stockholders each year to comply with the REIT provisions of the Code.

Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share and is paid directly to the applicable distributor.

The following table details the aggregate distributions declared for each applicable class of common stock:

	Year Ended December 31, 2025			
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$ 1.2420	$ 1.2420	$ 1.2420	$ 1.2420
Stockholder servicing fee per share of common stock	(0.1788)	(0.1793)	(0.0517)	—
Net distributions declared per share of common stock	$ 1.0632	$ 1.0627	$ 1.1903	$ 1.2420

	Year Ended December 31, 2024			
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$ 1.2420	$ 1.2420	$ 1.2420	$ 1.2420
Stockholder servicing fee per share of common stock	(0.1923)	(0.1929)	(0.0556)	—
Net distributions declared per share of common stock	$ 1.0497	$ 1.0491	$ 1.1864	$ 1.2420

	Year Ended December 31, 2023			
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$ 1.2420	$ 1.2420	$ 1.2420	$ 1.2420
Stockholder servicing fee per share of common stock	(0.2157)	(0.2158)	(0.0622)	—
Net distributions declared per share of common stock	$ 1.0263	$ 1.0262	$ 1.1798	$ 1.2420

Redeemable Non-controlling Interests

In connection with its performance participation interest, the Special Limited Partner holds Class I units in the Operating Partnership. See Note 12 for further details of the Special Limited Partner's performance participation interest. Because the Special Limited Partner has the ability to redeem its Class I units for cash, at its election, the Company has classified these Class I units as Redeemable non-controlling interest in mezzanine equity on the Company's Consolidated Balance Sheets. The redeemable non-controlling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and distributions, or the redemption value, which is equivalent to fair value, of such units at the end of each measurement period. In addition to the Special Limited Partner's interest noted above, certain third parties also have a redeemable non-controlling interest.

The following table details the redeemable non-controlling interests activity related to the Special Limited Partner and third-party Operating Partnership unitholders for the years ended December 31, 2025 and 2024 ($ in thousands):

	Special Limited Partner[1]	Third-party Operating Partnership unitholders	Total
Balance at December 31, 2023	$ 295,692	$ 164,170	$ 459,862
Settlement of performance participation allocation	—	—	—
Conversion to Class I shares	—	(1,144)	(1,144)
GAAP loss allocation	(23,306)	(12,791)	(36,097)
Distributions	(16,065)	(8,835)	(24,900)
Fair value allocation	24,551	12,606	37,157
Balance at December 31, 2024	$ 280,872	$ 154,006	$ 434,878
Settlement of performance participation allocation	—	—	—
Conversion to Class I shares	—	(769)	(769)
GAAP loss allocation	(23,718)	(12,973)	(36,691)
Distributions	(16,065)	(8,794)	(24,859)
Fair value allocation	17,152	9,390	26,542
Balance at December 31, 2025	$ 258,241	$ 140,860	$ 399,101

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[1] Includes units transferred to Barry S. Sternlicht, which are deemed to be beneficially owned by Mr. Sternlicht.

12. Related Party Transactions

Management Fee and Performance Participation Allocation

Prior to May 2024, the Advisor was entitled to an annual management fee equal to (i) 1.25% of the Company's NAV per annum payable monthly, before giving effect to any accruals for the management fee, the stockholder servicing fee, the performance participation interest or any distributions, *plus* (ii) 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the fair market value option held by the Operating Partnership. For avoidance of doubt, the Advisor does not receive a duplicative management fee with respect to any DST Property. Additionally, to the extent the Operating Partnership issues Operating Partnership units to parties other than the Company, the Operating Partnership will pay the Advisor an annual management fee equal to 1.25% of the Operating Partnership's NAV attributable to such Operating Partnership units not held by the Company, payable monthly. The management fee can be paid, at the Advisor's election, in cash, shares of common stock, or Operating Partnership units.

In connection with the share repurchase plan amendment, the Advisor has agreed, commencing with the month of May 2024, to waive 20% of its management fee, thereby reducing it from 1.25% of NAV to 1% of NAV, until the Company's share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and quarterly repurchase limit of 5% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

During the years ended December 31, 2025, 2024 and 2023, the Company incurred management fees of $87.6 million, $105.4 million, and $153.4 million, respectively.

To date, the Advisor has elected to receive the management fee in shares of the Company's common stock. The Company issued 3,870,226 and 4,336,544 unregistered Class I shares to the Advisor as payment for the 2025 and 2024 management fees, respectively, and also had a payable of $6.9 million and $7.7 million related to the management fees as of December 31, 2025 and 2024, respectively, which are included in Due to affiliates on the Company's Consolidated Balance Sheets. During January 2026, the Advisor was issued 346,519 unregistered Class I shares as payment for the $6.9 million management fee accrued as of December 31, 2025. During January 2025, the Advisor was issued 354,652 unregistered Class I shares as payment for the $7.7 million management fee accrued as of December 31, 2024. The shares issued to the Advisor for payment of the management fee were issued at the applicable NAV per share at the end of each month for which the fee was earned.

Additionally, the Special Limited Partner, an affiliate of the Advisor, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation of the Operating Partnership's total return to its capital account. Total return is defined as distributions paid or accrued plus the change in NAV. Under the Operating Partnership's limited partnership agreement, the annual total return will be allocated solely to the Special Limited Partner after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The annual distribution of the performance participation interest will be paid in cash or Class I units of the Operating Partnership, at the election of the Special Limited Partner. During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize a performance participation allocation as the return hurdles were not achieved.

Investment in Real Estate Debt - Dispositions

During the year ended December 31, 2025, the Company did not have any dispositions of Investments in real estate debt.

During the year ended December 31, 2024, the Company disposed of its £352.0 million GBP term loan investment through a series of disposition transactions, as follows: (i) £176.0 million was sold to an affiliate of the Advisor for a net purchase price of £174.2 million; and (ii) £176.0 million was sold to an affiliate of the Advisor and an unaffiliated third-party, who co-invested in the transaction, for an aggregate purchase price of £174.2 million. The purchase price was determined by the unaffiliated and independent third-party. In connection with the disposition, the Company repaid all related borrowings under secured financing agreements of £193.6 million.

Related Party Share Ownership

As of December 31, 2025, the Advisor, its employees, and its affiliates, including the Company's executive officers, hold an aggregate of $517.0 million in the Company, across shares of common stock of the Company and Class I units in the Operating Partnership. During the year ended December 31, 2025, the Company repurchased 2.4 million Class I shares held by the Advisor and certain directors for total consideration of $50.9 million. During the year ended December 31, 2024, the Company repurchased 2.1 million Class I shares held by the Advisor and certain directors for total consideration of $46.3 million. The Advisor repurchases were used primarily to settle tax obligations incurred by the Advisor.

Due to Affiliates

The following table details the components of Due to affiliates ($ in thousands):

	December 31, 2025	December 31, 2024
Accrued stockholder servicing fee	$ 224,332	$ 262,264
Performance participation allocation	—	—
Accrued management fee	6,918	7,701
Accrued affiliate service provider expenses	3,921	3,792
Advanced operating expenses	638	1,844
Total	$ 235,809	$ 275,601

Accrued stockholder servicing fee

The Company accrues the full amount of the future stockholder servicing fees payable to the Dealer Manager for Class T shares, Class S shares, and Class D shares up to the 8.75% limit at the time such shares are sold. The Dealer Manager has entered into agreements with the participating broker dealers distributing the Company's shares in the public offerings, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fees and all or a portion of the stockholder servicing fees received by the Dealer Manager to such participating broker dealers.

Accrued affiliate service provider expenses

The Company has engaged and expects to continue to engage Highmark Residential (formerly Milestone Management), a portfolio company owned by an affiliate of the Sponsor, to provide day-to-day operational and management services (including leasing, construction management, revenue management, accounting, legal and contract management, expense management, and capital expenditure projects and transaction support services) for a portion of the Company's multifamily properties. The cost for such services is a percentage of the gross receipts and project costs, respectively, (which will be reviewed periodically and adjusted if appropriate), plus actual costs allocated for transaction support services. During the years ended December 31, 2025, 2024 and 2023, the Company incurred approximately $34.0 million, $31.6 million and $25.8 million of expenses due to Highmark Residential in connection with its operational and management services, respectively. These amounts are included in Property operating expenses on the Company's Consolidated Statements of Operations and Comprehensive Loss.

The Company has engaged Rinaldi, Finkelstein & Franklin L.L.C. ("RFF"), a law firm owned and controlled by Ellis F. Rinaldi, Co-General Counsel and Senior Managing Director of the Sponsor and certain of its affiliates, to provide corporate legal support services to the Company. During the years ended December 31, 2025, 2024 and 2023, the amounts incurred for services provided by RFF were $0.5 million, $0.5 million and $0.3 million, respectively.

The Company has engaged Essex Title, LLC ("Essex"), a title agent company majority owned by Starwood Capital. Essex acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by the Company, Starwood Capital and its affiliates and third parties. Essex focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. Essex will not perform services in non-regulated states for the Company, unless (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter. Essex earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. Starwood Capital receives distributions from Essex in connection with investments by the Company based on its equity interest in Essex. In each case, there will be no related offset to the Company. During the years ended December 31, 2025, 2024 and 2023 the Company incurred $3.2 million, $0.5 million, and $1.5 million of expenses for services provided by Essex, respectively.

The Company has engaged Starwood Retail Partners to provide leasing and legal services for any retail and certain industrial and other properties the Company acquires. During the years ended December 31, 2025, 2024 and 2023, the Company incurred approximately $0.3 million, $0.4 million and $0.2 million of expenses from Starwood Retail Partners, respectively.

The Company has incurred legal expenses from third party law firms whose lawyers have been seconded to affiliates of Starwood Capital for the purpose of providing legal services in Europe to investment vehicles sponsored by Starwood Capital. During the years ended December 31, 2025 and 2024, the Company incurred an insignificant amount of expenses relating to these services provided. During the year ended December 31, 2023, the amount incurred for services provided was $0.2 million.

The Company has engaged STR Management Co, LLC, an affiliate of the Advisor, to provide property management services to certain of the Company's residential units that function as short term rental assets. The costs for such services is a percentage of gross revenue produced by the short-term rentals on a monthly basis. During the years ended December 31, 2025, 2024 and 2023, the Company incurred approximately $1.1 million, $1.6 million and $0.8 million of expenses for services provided from SCG STR Management Co, LLC, respectively.

The Company has entered into an agreement with an affiliate of Starwood Global Opportunity Fund XI to assist with property management of the Company's assets in Spain and Italy. The Starwood Capital Group ("SCG") Southern Europe Team charges market fees for such property management services. During the years ended December 31, 2025, 2024 and 2023, the amounts incurred for services provided by the SCG Southern Europe Team were $0.3 million, respectively.

Advanced operating expenses

As of December 31, 2023, the Advisor had advanced an insignificant amount of expenses on the Company's behalf for general corporate expenses provided by unaffiliated third parties. Such amounts (incurred prior to 2019) were being reimbursed to the Advisor ratably over a 60 month period, which commenced in January 2020 and were fully reimbursed as of December 31, 2024.

As of December 31, 2025, 2024 and 2023, the Advisor had incurred approximately $12.4 million, $12.9 million and $14.5 million, respectively, of expenses on the Company's behalf for general corporate expenses. Such amounts are being reimbursed to the Advisor generally one month in arrears.

DST Program expenses

During the years ended December 31, 2025 and 2024, the Company incurred approximately $0.1 million and $2.0 million, respectively, of expenses in connection with the DST Program. No expenses were incurred by the Company in connection with the DST Program during the year ended December 31, 2023.

13. Commitments and Contingencies

As of December 31, 2025 and 2024, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

14. Leases

Lessee

Certain of the Company's investments in real estate are subject to a ground lease. The Company's ground leases are classified as right of use liability – operating leases based on the characteristics of the respective lease. Right-of-use liabilities are presented within Other liabilities on the Company's Consolidated Balance Sheets. The ground leases were acquired as part of the acquisition of real estate and no incremental costs were incurred for such ground leases. The Company's ground leases are non-cancelable and do not contain any additional renewal options.

The following table presents the future lease payments due under the Company's ground leases as of December 31, 2025 ($ in thousands):

Year	Operating Leases
2026	$ 714
2027	714
2028	714
2029	714
2030	743
Thereafter	23,610
Total undiscounted future lease payments	27,209
Difference between undiscounted cash flows and discounted cash flows	(14,967)
Total lease liability	$ 12,242

The Company utilized its incremental borrowing rate, which was between 4.5% and 6%, to determine its lease liabilities. As of December 31, 2025, the weighted average remaining lease term of the Company's operating leases was 34 years.

Payments under the Company's ground leases contain fixed payment components. The Company's ground leases contained escalations prior to the Company's hold period.

Lessor

The Company's rental revenue primarily consists of rent earned from operating leases at the Company's multifamily, industrial, office, and other properties. Leases at the Company's industrial, office and other properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company's operating leases at its industrial, office and other properties primarily consist of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

Leases at the Company's industrial, office and other properties are generally longer term and may contain extension and termination options at the lessee's election. The Company's rental revenue earned from leases at the Company's multifamily and certain other properties, including single-family rental and self-storage properties, primarily consists of a fixed base rent and certain leases contain a variable component that allows for the pass-through of certain operating expenses such as utilities. Leases at the Company's multifamily and certain other properties including single-family rental and self-storage properties, are short term in nature, generally not greater than 12 months in length.

The following table summarizes the fixed and variable components of the Company's operating leases ($ in thousands):

| | For the Year Ended December 31, | | | | | |
	2025		2024		2023	
Fixed lease payments	$	1,399,407	$	1,498,556	$	1,540,130
Variable lease payments		150,262		150,735		155,787
Rental revenue	$	1,549,669	$	1,649,291	$	1,695,917

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, office, and other properties as of December 31, 2025 ($ in thousands). The table excludes leases at the Company's multifamily and certain other properties including single-family and self-storage properties, which are short term, generally 12 months or less, and are therefore not included pursuant to ASC 842-20-50.

Year	Future Minimum Rents	
2026	$	257,433
2027		244,255
2028		213,045
2029		185,385
2030		155,281
Thereafter		371,629
Total	$	1,427,028

15.   Segment Reporting

As of January 1, 2025, the Company operates in five reportable segments: Multifamily properties, Industrial properties, Office properties, Other properties, and Investment in real estate debt. Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recast to conform with current period presentation. The CODM is the Company's Chief Executive Officer, who manages the Company, including allocating resources and evaluating results based on the performance of each segment individually. The Company believes that segment net operating income is the key performance metric that captures the unique operating characteristics of each segment. The Company allocates resources and evaluates results based on the performance of each segment individually. All property revenue and property operating expenses are disaggregated by operating segment. The CODM does not evaluate general and administrative expenses, management fee expenses, depreciation and amortization expense, interest expense, other expense, net, impairment of investments in real estate, net gains on dispositions of real estate, or losses on extinguishment of debt, by segment.

The following table sets forth the total assets by segment ($ in thousands):

	December 31, 2025	December 31, 2024
Multifamily	$ 12,993,713	$ 14,451,751
Industrial	2,189,423	2,442,951
Office	1,593,352	1,571,229
Other properties[1]	1,183,005	1,519,640
Investment in real estate debt	915,431	852,461
Other (Corporate)	42,938	153,957
Total assets	$ 18,917,862	$ 20,991,989

_____
[1]   Other properties includes hospitality, single-family rental, self-storage, medical office, retail properties and two investments in unconsolidated real estate ventures.

The following table sets forth the financial results by segment for the year ended December 31, 2025 ($ in thousands):

	Multifamily	Industrial	Office	Other Properties	Investments in Real Estate Debt	Total
Revenues:						
Rental revenue	$ 1,161,930	$ 151,359	$ 166,753	$ 69,627	$ —	$ 1,549,669
Other revenue	17,764	138	272	13,086	—	31,260
Total revenues	1,179,694	151,497	167,025	82,713	—	1,580,929
Expenses:						
Property operating	540,386	36,576	61,740	37,933	—	676,635
Total segment expenses	540,386	36,576	61,740	37,933	—	676,635
Loss from unconsolidated real estate ventures	—	—	—	(13,519)	—	(13,519)
Income from investments in real estate debt, net	—	—	—	—	74,709	74,709
Segment net operating income	$ 639,308	$ 114,921	$ 105,285	$ 31,261	$ 74,709	$ 965,484
General and administrative						(39,054)
Management fees						(87,618)
Impairment of investments in real estate						(5,123)
Depreciation and amortization						(704,765)
Net gain on dispositions of real estate						21,081
Interest expense						(636,067)
Loss on extinguishment of debt						(5,247)
Other expense, net						(241,740)
Net loss						$ (733,049)
Net loss attributable to non-controlling interests in consolidated joint ventures						4,742
Net loss attributable to non-controlling interests in Operating Partnership						36,691
Net loss attributable to stockholders						$ (691,616)

The following table sets forth the financial results by segment for the year ended December 31, 2024 ($ in thousands):

	Multifamily	Industrial	Office	Other Properties	Investments in Real Estate Debt	Total
Revenues:						
Rental revenue	$ 1,218,669	$ 183,244	$ 166,586	$ 80,792	$ —	$ 1,649,291
Other revenue	15,133	663	212	22,486	—	38,494
Total revenues	1,233,802	183,907	166,798	103,278	—	1,687,785
Expenses:						
Property operating	559,566	46,071	60,784	48,570	—	714,991
Total segment expenses	559,566	46,071	60,784	48,570	—	714,991
Loss from unconsolidated real estate ventures	—	—	—	(13,435)	—	(13,435)
Income from investments in real estate debt, net	—	—	—	—	95,755	95,755
Segment net operating income	$ 674,236	$ 137,836	$ 106,014	$ 41,273	$ 95,755	$ 1,055,114
General and administrative						(47,048)
Management fees						(105,356)
Impairment of investments in real estate						(150,392)
Depreciation and amortization						(742,220)
Net gain on dispositions of real estate						87,108
Interest expense						(641,420)
Loss on extinguishment of debt						—
Other expense, net						(179,994)
Net loss						$ (724,208)
Net loss attributable to non-controlling interests in consolidated joint ventures						3,228
Net loss attributable to non-controlling interests in Operating Partnership						36,097
Net loss attributable to stockholders						$ (684,883)

The following table sets forth the financial results by segment for the year ended December 31, 2023 ($ in thousands):

	Multifamily	Industrial	Office	Other Properties	Investments in Real Estate Debt	Total
Revenues:						
Rental revenue	$ 1,215,981	$ 203,419	$ 157,463	$ 119,054	$ —	$ 1,695,917
Other revenue	10,394	4	285	47,718	—	58,401
Total revenues	1,226,375	203,423	157,748	166,772	—	1,754,318
Expenses:						
Property operating	552,760	51,163	59,668	84,931	—	748,522
Total segment expenses	552,760	51,163	59,668	84,931	—	748,522
Income from unconsolidated real estate ventures	—	—	—	(11,624)	—	(11,624)
Income from investments in real estate debt	—	—	—	—	123,138	123,138
Segment net operating income	$ 673,615	$ 152,260	$ 98,080	$ 70,217	$ 123,138	$ 1,117,310
General and administrative						(45,144)
Management fees						(153,411)
Impairment of investments in real estate						(188,804)
Depreciation and amortization						(811,788)
Net gain on dispositions of real estate						289,818
Interest expense						(583,476)
Loss on extinguishment of debt						(93)
Other expense, net						(299,930)
Net loss						$ (675,518)
Net income attributable to non-controlling interests in consolidated joint ventures						(3,350)
Net loss attributable to non-controlling interests in Operating Partnership						29,165
Net loss attributable to stockholders						$ (649,703)

16. Subsequent Events

Financing and Capital Activity

During the period from January 1, 2026 through March 20, 2026, the Company repurchased approximately $0.1 billion of common stock through its share repurchase plan.

During the period from January 1, 2026 through March 20, 2026, the Company received approximately $0.1 billion of net borrowings on its unsecured line of credit.

During the period from January 1, 2026 through March 20, 2026, the Company refinanced and closed an aggregate of approximately $1.7 billion in property-level financing.

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[2]				
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation[1]	Year Acquired
Multifamily properties:											
Phoenix Property	Mesa, AZ	$ 43,551	$ 9,472	$ 35,909	$ (2,690)	$ 2,018	$ 6,782	$ 37,927	$ 44,709	$ (7,596)	2019
Florida Multifamily Portfolio											
Various Properties (2)	Jacksonville, FL	36,404	11,574	37,920	(2,163)	6,703	9,411	44,623	54,034	(8,172)	2019
Various Properties (2)	Naples FL	36,064	14,045	37,025	(2,226)	3,321	11,819	40,346	52,165	(7,856)	2019
Columbus Multifamily (2 properties)	Columbus, OH	67,100	6,093	96,153	948	11,988	7,041	108,141	115,182	(15,630)	2019
Cascades Apartments	Charlotte, NC	72,195	12,711	92,689	(1,973)	2,901	10,738	95,590	106,328	(17,162)	2019
Exchange on Erwin	Durham, NC	50,542	18,313	54,839	(529)	375	17,784	55,214	72,998	(9,956)	2019
Avida Apartments	Salt Lake City, UT	56,355	8,018	73,763	(232)	2,173	7,786	75,936	83,722	(13,127)	2019
Kalina Way	Salt Lake City, UT	57,928	7,101	74,739	617	657	7,718	75,396	83,114	(13,668)	2020
Southeast Affordable Housing Portfolio											
Riverwalk	Brighton, CO	19,015	3,280	20,932	(212)	1,592	3,068	22,524	25,592	(3,811)	2020
Patriots Pointe	Concord, NC	7,760	1,564	7,904	(225)	638	1,339	8,542	9,881	(1,463)	2020
Willow Ridge	Greensboro, NC	5,200	2,157	4,656	(420)	601	1,737	5,257	6,994	(863)	2020
Creekside at Bellemeade	High Point, NC	4,640	2,031	4,415	(771)	457	1,260	4,872	6,132	(814)	2020
Villa Biscayne	Homestead, FL	20,339	4,575	23,600	(738)	643	3,837	24,243	28,080	(4,074)	2020
Various Properties (3)	Jacksonville, FL	82,042	24,178	90,108	(4,606)	10,958	19,572	101,066	120,638	(15,637)	2020
Oak Crest	Kannapolis, NC	9,373	2,137	10,411	(464)	1,190	1,673	11,601	13,274	(1,941)	2020
Stone Creek	Morrisville, NC	8,364	1,844	7,492	(463)	1,029	1,381	8,521	9,902	(1,394)	2020
Various Properties (3)	Newport News, VA	43,333	11,169	50,997	(1,112)	4,853	10,057	55,850	65,907	(9,147)	2020
Various Properties (2)	Orlando, FL	72,451	19,513	75,364	(2,236)	3,113	17,277	78,477	95,754	(13,203)	2020
Overlook at Simms Creek	Raleigh, NC	25,691	7,189	23,030	(1,430)	1,668	5,759	24,698	30,457	(4,119)	2020
Various Properties (2)	Sanford, FL	65,853	14,916	75,253	(2,351)	3,292	12,565	78,545	91,110	(12,648)	2020
Ponce Harbor	St. Augustine, FL	15,601	3,294	18,870	(1,336)	763	1,958	19,633	21,591	(2,907)	2020
Las Villas de Kino	Tucson, AZ	26,255	9,513	24,278	(413)	3,296	9,100	27,574	36,674	(4,932)	2020
Lexington Club	Vero Beach, FL	14,738	2,972	19,583	(787)	1,102	2,185	20,685	22,870	(3,455)	2020
Parkside Royal Poinciana	West Palm Beach, FL	10,045	4,624	8,889	(408)	2,598	4,216	11,487	15,703	(1,786)	2020
Mid-Atlantic Affordable Housing Portfolio											
Various Properties (2)	Chesapeake, VA	26,880	6,467	28,766	(815)	1,772	5,652	30,538	36,190	(4,502)	2020
Columbia Hills	Columbia, TN	9,740	2,871	9,816	(544)	1,141	2,327	10,957	13,284	(1,732)	2020
Foxridge	Durham, NC	10,333	2,524	10,986	(530)	870	1,994	11,856	13,850	(1,745)	2020
Crestview	Fredericksburg, VA	26,720	4,358	30,470	(940)	1,140	3,418	31,610	35,028	(4,663)	2020
Bridgeport	Hampton, VA	17,130	4,285	18,075	(539)	1,055	3,746	19,130	22,876	(2,819)	2020
Various Properties (2)	Harrisonburg, VA	11,760	4,022	11,222	(952)	814	3,070	12,036	15,106	(1,810)	2020
Cascade Village	Holland, MI	13,680	3,389	14,530	(226)	1,433	3,163	15,963	19,126	(2,450)	2020
Parkview	Huntersville, NC	11,191	1,876	12,739	(417)	298	1,459	13,037	14,496	(1,952)	2020
Various Properties (4)	Manassas, VA	70,695	10,637	81,855	(1,861)	1,965	8,776	83,820	92,596	(12,536)	2020
Autumn Ridge	Memphis, TN	7,547	2,591	7,180	(311)	927	2,280	8,107	10,387	(1,190)	2020
Genito Glen	Midlothian, VA	10,960	2,703	11,559	(571)	492	2,132	12,051	14,183	(1,801)	2020
Kings Ridge	Newport News, VA	15,572	4,729	15,539	(680)	1,529	4,049	17,068	21,117	(2,540)	2020
River Birch	Raleigh, NC	19,411	4,168	21,150	(608)	1,150	3,560	22,300	25,860	(3,284)	2020
Falcon Pointe	Rosenberg, TX	9,440	1,876	10,461	(634)	586	1,242	11,047	12,289	(1,693)	2020
Sterling Crest	Saginaw, MI	8,800	4,176	7,229	(449)	1,194	3,727	8,423	12,150	(1,281)	2020
Las Villas de Leon	San Antonio, TX	7,560	2,347	7,458	(285)	1,160	2,062	8,618	10,680	(1,397)	2020
Stonegate	Stafford, VA	28,880	3,963	33,721	(602)	817	3,361	34,538	37,899	(5,139)	2020
River Park Place	Vero Beach, FL	8,538	2,661	8,425	(462)	720	2,199	9,145	11,344	(1,381)	2020
Ocean Gate	Virginia Beach, VA	20,080	4,347	21,957	(621)	983	3,726	22,940	26,666	(3,416)	2020
Autumn Wind	Winchester, VA	9,840	2,724	10,005	(614)	447	2,110	10,452	12,562	(1,606)	2020
Various Properties (3)	Woodbridge, VA	55,243	8,617	63,627	(1,619)	2,325	6,998	65,952	72,950	(9,817)	2020

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

Description	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[2]			Accumulated Depreciation[1]	Year Acquired
			Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total		
Florida Affordable Housing Portfolio II (4 properties)	Jacksonville, FL	$ 85,840	$ 16,599	$ 95,453	$ (3,189)	$ 14,433	$ 13,410	$ 109,886	$ 123,296	$ (16,188)	2020
Southeast Affordable Housing Portfolio II											
Culpeper Commons	Culpeper, VA	12,483	4,058	13,749	147	1,205	4,205	14,954	19,159	(3,441)	2021
Magnolia Creste	Dallas, GA	16,438	2,650	21,475	307	821	2,957	22,296	25,253	(4,179)	2021
Glen Creek	Elkton, MD	15,263	5,985	16,353	224	990	6,209	17,343	23,552	(4,407)	2021
England Run	Fredericksburg, VA	18,812	3,857	23,614	220	920	4,077	24,534	28,611	(4,480)	2021
Rocky Creek	Greenville, SC	14,395	3,030	17,079	305	1,315	3,335	18,394	21,729	(3,539)	2021
Grande Court Boggy	Kissimmee, FL	34,904	9,361	41,265	220	1,555	9,581	42,820	52,401	(8,681)	2021
Magnolia Village	Lawrenceville, GA	15,783	5,107	16,645	324	1,120	5,431	17,765	23,196	(4,180)	2021
Park Ridge	Stafford, VA	20,255	3,778	25,689	157	636	3,935	26,325	30,260	(4,459)	2021
Glen Ridge	Woodbridge, VA	21,667	4,159	27,218	229	1,016	4,388	28,234	32,622	(4,626)	2021
Azalea Multifamily Portfolio											
Travesia	Austin, TX	67,000	13,787	79,703	345	1,408	14,132	81,111	95,243	(10,461)	2021
Afton Ridge	Concord, NC	54,062	9,516	62,919	136	380	9,652	63,299	72,951	(8,413)	2021
Various Properties (2)	Dallas, TX	88,500	13,031	125,670	455	2,089	13,486	127,759	141,245	(15,432)	2021
Clearbrook	Frederick, MD	63,000	12,564	51,451	67	684	12,631	52,135	64,766	(6,705)	2021
Thornton Park	Jacksonville, FL	64,500	9,950	91,924	424	888	10,374	92,812	103,186	(11,689)	2021
Gwinnett Stadium	Lawrenceville, GA	42,500	5,199	48,131	261	612	5,460	48,743	54,203	(5,914)	2021
Park Place	Morrisville, NC	52,000	9,295	57,281	195	916	9,490	58,197	67,687	(7,999)	2021
Autumn Wood	Murfreesboro, TN	46,000	6,114	54,974	341	228	6,455	55,202	61,657	(7,579)	2021
Millenia	Orlando, FL	45,000	6,305	47,647	195	1,443	6,500	49,090	55,590	(6,379)	2021
Various Properties (2)	Pflugerville, TX	102,000	24,606	142,875	689	3,482	25,295	146,357	171,652	(18,752)	2021
Lakehouse	Plant City, FL	20,000	3,334	23,339	133	502	3,467	23,841	27,308	(3,336)	2021
Victoria Grand	Tallahassee, FL	45,500	7,002	61,768	177	997	7,179	62,765	69,944	(8,195)	2021
Keystone Castle Hills	Dallas, TX	89,922	23,122	99,118	1,165	2,686	24,287	101,804	126,091	(21,600)	2021
Greater Boston Affordable Portfolio (5 properties)	Boston, MA	141,496	60,313	176,849	449	191	60,762	177,040	237,802	(22,081)	2021
Columbus Preferred Portfolio											
5188 Baxter Park	Westerville, OH	21,700	6,795	23,058	37	69	6,832	23,127	29,959	(2,895)	2021
1025 Luxe Avenue	Columbus, OH	45,500	7,955	43,178	(1,327)	1,415	6,628	44,593	51,221	(5,080)	2021
The Palmer Dadeland	Miami, FL	259,800	56,854	304,585	919	2,843	57,773	307,428	365,201	(40,687)	2021
Seven Springs Apartments	Burlington, MA	118,929	27,104	164,679	30	905	27,134	165,584	192,718	(21,373)	2021
Maison’s Landing	Salt Lake City, UT	80,655	14,890	152,592	363	1,986	15,253	154,578	169,831	(22,286)	2021
Sawyer Flats	Gaithersburg, MD	144,060	32,701	168,846	1,445	4,255	34,146	173,101	207,247	(23,935)	2021
Florida Affordable Housing Portfolio III											
Various Properties (2)	Bradenton, FL	65,240	20,960	101,049	768	3,360	21,728	104,409	126,137	(20,664)	2021
Enclave on Woodbridge	Fernandina Beach, FL	23,744	6,407	36,228	72	979	6,479	37,207	43,686	(7,335)	2021
Charleston Place	Holly Hill, FL	21,721	5,930	21,309	140	1,533	6,070	22,842	28,912	(4,817)	2021
Brookwood Forest	Jacksonville, FL	16,885	4,250	35,025	279	1,234	4,529	36,259	40,788	(5,844)	2021
Various Properties (2)	Lakeland, FL	39,026	7,112	57,801	760	1,338	7,872	59,139	67,011	(10,514)	2021
Club at Sugar Mill	Port Orange, FL	19,859	4,449	15,946	129	772	4,578	16,718	21,296	(3,559)	2021
Nantucket Cove	Springhill, FL	15,832	4,592	20,167	116	620	4,708	20,787	25,495	(4,636)	2021
Various Properties (5)	Tampa, FL	95,679	26,276	96,632	701	1,914	26,977	98,546	125,523	(19,288)	2021
Savannah Bay	Tarpon Springs, FL	16,249	5,374	9,640	218	599	5,592	10,239	15,831	(2,770)	2021
Nantucket Bay	Temple Terrace, FL	20,377	6,364	18,782	174	357	6,538	19,139	25,677	(3,620)	2021
Raleigh Multifamily Portfolio											
2600 Harvest Creek Place	Cary, NC	60,900	16,094	77,575	288	1,917	16,382	79,492	95,874	(11,019)	2021
5140 Copper Ridge Drive	Durham, NC	41,900	8,733	53,561	386	1,839	9,119	55,400	64,519	(8,056)	2021
1000 Henrico Lane	Morrisville, NC	68,600	12,383	86,037	273	2,011	12,656	88,048	100,704	(12,130)	2021
Various Properties (3)	Raleigh, NC	196,000	40,491	252,991	3,388	8,100	43,879	261,091	304,970	(33,432)	2021

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[2]				
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation[1]	Year Acquired
South Florida Multifamily Portfolio											
Bella Vista	Boca Raton, FL	$ 95,500	$ 13,144	$ 125,094	$ 1,120	$ 526	$ 14,264	$ 125,620	$ 139,884	$ (15,802)	2021
Stonybrook	Boynton Beach, FL	67,600	12,346	81,036	646	2,217	12,992	83,253	96,245	(11,679)	2021
Centro Sunforest	Davie, FL	103,300	25,015	152,738	(5,823)	4,879	19,192	157,617	176,809	(21,485)	2021
SEG Multifamily Portfolio											
Alta Mill Apartments	Austell, GA	62,566	13,213	82,343	(692)	13,758	12,521	96,101	108,622	(14,729)	2021
Estate on Quarry Lake Apartments	Austin, TX	45,115	9,565	59,725	(2,407)	13,084	7,158	72,809	79,967	(10,876)	2021
Various Properties (2)	Brunswick, GA	35,596	7,529	47,011	1,141	6,359	8,670	53,370	62,040	(10,746)	2021
Lodge at Mallard Creek	Charlotte, NC	35,299	7,816	48,785	(1,236)	10,591	6,580	59,376	65,956	(9,329)	2021
Brook Valley Apartments	Douglasville, GA	22,805	4,837	30,158	624	4,467	5,461	34,625	40,086	(5,982)	2021
Various Properties (4)	Everett, WA	136,535	31,576	198,984	(1,873)	31,422	29,703	230,406	260,109	(30,416)	2021
Towne Creek	Gainesville, GA	15,666	3,307	20,549	1,404	2,603	4,711	23,152	27,863	(3,972)	2021
Icon on the Greenway	Gastonia, NC	24,590	5,110	31,932	(1,672)	6,940	3,438	38,872	42,310	(6,563)	2021
Woodland Park Apartments	Greensboro, NC	18,173	3,484	27,201	1,561	(2,152)	5,045	25,049	30,094	(5,255)	2021
Estates at Bellwood Apartments	Greenville, SC	15,171	3,266	20,401	593	2,649	3,859	23,050	26,909	(4,717)	2021
Audubon Park Apartments	Hanahan, SC	25,978	5,397	33,706	(183)	5,854	5,214	39,560	44,774	(6,448)	2021
Waterford Landing Apartments	Hermitage, TN	25,582	5,616	64,899	(1,007)	(22,581)	4,609	42,318	46,927	(6,767)	2021
Various Properties (2)	High Point, NC	33,187	5,848	36,515	(513)	6,115	5,335	42,630	47,965	(8,119)	2021
Northtowne Village Apartments	Hixson, TN	17,352	3,621	41,985	(175)	(14,454)	3,446	27,531	30,977	(4,496)	2021
Revival on Main	Kennesaw, GA	47,594	9,920	61,794	(2,247)	12,210	7,673	74,004	81,677	(9,345)	2021
Various Properties (2)	Knoxville, TN	137,625	29,131	337,357	6,645	(127,913)	35,776	209,444	245,220	(41,662)	2021
Lee's Crossing	La Grange, GA	28,556	6,053	37,698	1,054	6,590	7,107	44,288	51,395	(8,325)	2021
Durant at Sugarloaf Apartments	Lawrenceville, GA	39,661	8,390	52,333	4,617	3,242	13,007	55,575	68,582	(10,206)	2021
Racquet Club	Lexington, KY	33,811	8,663	53,959	2,817	9,046	11,480	63,005	74,485	(10,730)	2021
Nickel Creek	Lynnwood, WA	33,018	8,062	50,855	(555)	9,672	7,507	60,527	68,034	(7,995)	2021
Northwood Apartments	Macon, GA	20,822	4,400	27,497	466	4,105	4,866	31,602	36,468	(6,097)	2021
Falls at Sope Creek	Marietta, GA	59,790	12,667	78,943	187	13,701	12,854	92,644	105,498	(13,385)	2021
Ashmore Bridge Estates Apartments	Mauldin, SC	27,168	5,548	42,280	682	(2,235)	6,230	40,045	46,275	(7,872)	2021
Waterstone at Murietta Apartments	Murieta, CA	82,595	18,884	117,823	(866)	22,803	18,018	140,626	158,644	(20,599)	2021
Wyndchase Bellevue Apartments	Nashville, TN	31,035	6,531	75,691	(2,447)	(24,751)	4,084	50,940	55,024	(7,345)	2021
Woodland Crossing Apartments	New Bern, NC	23,698	5,261	32,819	(1,751)	7,381	3,510	40,200	43,710	(6,920)	2021
Ranchstone	Parker, CO	74,068	17,012	126,989	(7,516)	5,619	9,496	132,608	142,104	(19,525)	2021
Gio Apartments	Plano, TX	86,165	22,546	140,590	(7,688)	(4,044)	14,858	136,546	151,404	(25,884)	2021
Brandemere	Salem, NC	29,425	5,274	32,967	863	4,969	6,137	37,936	44,073	(7,653)	2021
Various Properties (2)	Savannah, GA	57,509	11,943	82,787	(1,284)	4,367	10,659	87,154	97,813	(14,853)	2021
Smoky Crossing Apartments	Seymour, TN	50,271	10,371	120,337	130	(43,138)	10,501	77,199	87,700	(13,857)	2021
Grove Veridian	Spartanburg, NC	11,998	2,555	15,966	400	2,232	2,955	18,198	21,153	(3,615)	2021
Patriot Point	Spring Lake, NC	18,886	3,238	20,253	275	3,147	3,513	23,400	26,913	(4,657)	2021
Retreat at Hidden Bay	St. Marys, GA	15,071	3,170	19,810	(184)	3,769	2,986	23,579	26,565	(4,203)	2021
Various Properties (11)	Waldorf, MD	258,295	57,581	359,089	37,433	24,617	95,014	383,706	478,720	(69,384)	2021
Various Properties (2)	Warner Robins, GA	38,670	8,171	51,003	2,904	5,476	11,075	56,479	67,554	(12,116)	2021
Various Properties (3)	Wilmington, NC	68,912	14,485	90,475	(53)	14,794	14,432	105,269	119,701	(17,351)	2021

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

Description	Location	Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[2]			Accumulated Depreciation[1]	Year Acquired
			Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total		
National Affordable Housing Portfolio											
Various Properties (3)	Austin, TX	$ 103,128	$ 18,627	$ 135,799	$ (1,939)	$ 8,013	$ 16,688	$ 143,812	$ 160,500	$ (22,318)	2021
Centre Court	Bradenton, FL	20,787	5,335	29,299	594	1,048	5,929	30,347	36,276	(6,556)	2021
Forest Glen	Durham, NC	13,345	2,975	10,821	1,131	52	4,106	10,873	14,979	(2,125)	2021
Rose Cove SLC	Farmington, UT	14,420	4,649	16,909	1,083	183	5,732	17,092	22,824	(2,851)	2021
Venice Cove FLL	Ft Lauderdale, FL	18,934	5,878	21,379	3,186	(2,353)	9,064	19,026	28,090	(3,325)	2021
Chelsea Commons	Greenacres, FL	30,349	12,348	44,910	(429)	2,124	11,919	47,034	58,953	(9,132)	2021
Hampton Ridge Jax	Jacksonville, FL	11,104	2,476	9,005	180	3,152	2,656	12,157	14,813	(2,342)	2021
San Marcos Villas	Lake Park, FL	50,042	18,054	65,663	(3,576)	6,790	14,478	72,453	86,931	(12,469)	2021
Mayflower Harbor	Lehi, UT	30,820	9,050	32,915	(482)	2,580	8,568	35,495	44,063	(5,872)	2021
Grande Court Sarasota	North Port, FL	16,087	5,010	18,221	1,004	(150)	6,014	18,071	24,085	(4,373)	2021
Commander Place	Orlando, FL	28,586	5,713	31,374	(922)	2,993	4,791	34,367	39,158	(5,387)	2021
Villas Shaver	Pasadena, TX	25,594	3,182	23,197	3,343	(2,519)	6,525	20,678	27,203	(4,838)	2021
Pemberly Palms	Vero Beach, FL	21,563	4,645	25,507	1,201	1,041	5,846	26,548	32,394	(5,219)	2021
Pasco Woods	Wesley Chapel, FL	21,146	4,511	24,772	83	1,101	4,594	25,873	30,467	(5,028)	2021
Colony Park	West Palm Beach, FL	21,214	6,626	24,101	901	432	7,527	24,533	32,060	(5,136)	2021
Central Park Portfolio (9 properties)	Denver, CO	329,898	74,722	532,982	1,631	8,469	76,353	541,451	617,804	(69,012)	2021
Mid-Atlantic Affordable Housing Portfolio II											
Lakewood Villas ATL	Atlanta, GA	19,937	5,659	19,470	276	935	5,935	20,405	26,340	(4,161)	2022
Ivy Creek Buford	Buford, GS	30,731	6,784	36,309	552	1,268	7,336	37,577	44,913	(5,969)	2022
Various Properties (2)	Fredericksburg, VA	67,101	18,748	86,640	435	1,721	19,183	88,361	107,544	(12,363)	2022
Cobblestone Kennesaw	Kennesaw, GA	19,311	6,818	20,700	319	759	7,137	21,459	28,596	(3,920)	2022
Galaxy Silver Spring	Silver Springs, MD	36,418	9,832	54,956	324	1,110	10,156	56,066	66,222	(6,075)	2022
Sky Terrace	Stafford, VA	37,257	7,836	52,382	271	907	8,107	53,289	61,396	(7,143)	2022
Highland Warranton	Warranton, VA	18,211	6,136	17,652	401	500	6,537	18,152	24,689	(2,964)	2022
Texas and North Carolina Multifamily Portfolio											
Watervue	Fort Worth, TX	69,831	12,114	81,045	426	730	12,540	81,775	94,315	(12,801)	2022
Bunker Hill	Houston, TX	64,451	5,855	79,938	157	920	6,012	80,858	86,870	(9,761)	2022
Regalia	Mansfield, TX	57,707	8,595	68,599	290	708	8,885	69,307	78,192	(9,988)	2022
Litchford	Raleigh, NC	53,535	11,588	70,431	147	499	11,735	70,930	82,665	(9,412)	2022
Whispering Creek	San Antonio, TX	35,229	5,025	42,064	444	765	5,469	42,829	48,298	(6,201)	2022
Phoenix Affordable Housing Portfolio											
Desert Eagle	Glendale, AZ	28,171	8,420	37,708	285	1,415	8,705	39,123	47,828	(5,700)	2022
Various Properties (3)	Mesa, AZ	101,182	25,347	142,096	1,018	4,789	26,365	146,885	173,250	(20,541)	2022
Lake Pleasant Village	Peoria, AZ	23,579	7,346	31,972	335	796	7,681	32,768	40,449	(4,892)	2022
Various Properties (2)	Phoenix, AZ	59,464	13,992	73,080	1,037	2,429	15,029	75,509	90,538	(9,659)	2022
Summit Multifamily Portfolio											
Vintage Amelia	Amelia Island, FL	33,824	8,015	57,141	290	(2,575)	8,305	54,566	62,871	(8,889)	2022
Vantage Ashland	Ashland City, TN	33,096	5,712	56,903	276	1,212	5,988	58,115	64,103	(8,156)	2022
Ethos Austin	Austin, TX	47,712	11,085	72,024	411	2,506	11,496	74,530	86,026	(10,813)	2022
Walnut Bastrop	Bastrop, TX	27,328	5,643	44,116	270	814	5,913	44,930	50,843	(6,295)	2022
Various Properties (2)	Burleson, TX	80,826	12,479	139,515	262	827	12,741	140,342	153,083	(17,958)	2022
Ethan Pointe	Burlington, NC	38,666	5,884	61,163	276	751	6,160	61,914	68,074	(8,871)	2022
Stonebriar Frisco	Frisco, TX	63,330	8,210	107,353	594	526	8,804	107,879	116,683	(12,547)	2022
Darby Holly Springs	Holly Springs, GA	50,415	11,933	82,863	256	813	12,189	83,676	95,865	(11,307)	2022
Various Properties (2)	Indianapolis, IN	80,343	10,047	135,908	817	3,077	10,864	138,985	149,849	(17,985)	2022
Orchard Hills	Jeffersonville, IN	36,193	5,720	52,149	288	1,968	6,008	54,117	60,125	(7,918)	2022
Woodland Lakes Lansing	Lansing, MI	42,857	8,179	61,911	345	1,939	8,524	63,850	72,374	(11,129)	2022

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[2]				
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation[1]	Year Acquired
Various Properties (4)	Louisville, KY	$ 121,924	$ 17,123	$ 178,426	$ 1,105	$ (1,105)	$ 18,228	$ 177,321	$ 195,549	$ (24,507)	2022
Lakeside Marietta	Marietta, GA	70,504	14,659	124,095	406	1,381	15,065	125,476	140,541	(16,057)	2022
Reserve Maryville	Maryville, TN	28,933	6,455	37,771	207	2,722	6,662	40,493	47,155	(6,625)	2022
Various Properties (2)	Knoxville, TN	89,194	8,278	145,987	662	1,482	8,940	147,469	156,409	(17,454)	2022
Vintage Juliet	Mt. Juliet, TN	54,411	4,981	84,725	145	980	5,126	85,705	90,831	(9,807)	2022
Various Properties (2)	Murfreesboro, TN	81,608	9,480	138,701	298	1,107	9,778	139,808	149,586	(16,994)	2022
Hickory Point Nashville	Nashville, TN	49,208	7,534	81,694	543	961	8,077	82,655	90,732	(11,280)	2022
Emerson Pflugerville	Pflugerville, TX	53,385	11,087	83,771	293	796	11,380	84,567	95,947	(12,014)	2022
Prinwood Place	Portage, MI	12,922	1,672	19,257	94	691	1,766	19,948	21,714	(2,935)	2022
Foxwood Raleigh	Raleigh, NC	93,862	20,149	142,196	188	1,422	20,337	143,618	163,955	(19,503)	2022
Sugar Flats SLC	Salt Lake City, UT	31,972	6,265	51,531	139	998	6,404	52,529	58,933	(5,699)	2022
Ranch 123 Apartments	Seguin, TX	20,878	4,347	43,170	172	255	4,519	43,425	47,944	(5,958)	2022
Vintage Tollgate	Thompson's Station, TN	41,649	4,392	70,715	173	553	4,565	71,268	75,833	(8,675)	2022
Reserve Tuscaloosa	Tuscaloosa, AL	31,221	5,878	47,916	453	2,231	6,331	50,147	56,478	(6,974)	2022
Stonebrook Tyler	Tyler, TX	27,243	5,048	47,359	257	582	5,305	47,941	53,246	(6,528)	2022
Blue Multifamily Portfolio	San Antonio, TX	37,958	8,110	61,274	445	639	8,555	61,913	70,468	(8,599)	2022
Florida Affordable Housing Portfolio IV											
Sonrise Villas	Fellsmere, FL	23,301	5,733	24,605	101	564	5,834	25,169	31,003	(4,510)	2022
Various Properties (2)	Lakeland, FL	19,778	6,864	21,559	209	778	7,073	22,337	29,410	(3,222)	2022
Overlook at Monroe	Sanford, FL	21,146	4,502	25,665	201	1,430	4,703	27,095	31,798	(4,226)	2022
Raintree Apartments	Clermont, FL	42,249	6,481	54,591	938	107	7,419	54,698	62,117	(6,055)	2022
Madison Cove	Gainesville, FL	9,080	2,409	8,111	332	21	2,741	8,132	10,873	(1,344)	2022
Various Properties (2)	Kissimmee, FL	92,897	16,861	110,587	776	325	17,637	110,912	128,549	(13,403)	2022
Mystic Pointe II	Orlando, FL	39,717	5,221	52,249	375	61	5,596	52,310	57,906	(5,547)	2022
Total Multifamily Properties		**$ 8,964,235**	**$ 1,926,928**	**$ 12,188,733**	**$ 24,328**	**$ 281,292**	**$ 1,951,256**	**$ 12,470,025**	**$ 14,421,281**	**$ (1,879,047)**	

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

Description	Location	Encumbrances	Initial Cost — Land and Land Improvements	Initial Cost — Building and Building Improvements	Costs Capitalized Subsequent to Acquisition — Land and Land Improvements	Costs Capitalized Subsequent to Acquisition — Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[2] — Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[2] — Building and Building Improvements	Total	Accumulated Depreciation[1]	Year Acquired
Industrial Properties:											
Marshfield Industrial Portfolio (4 properties)	Baltimore, MD	$ 122,500	$ 21,720	$ 139,433	$ 188	$ (609)	$ 21,908	$ 138,824	$ 160,732	$ (21,128)	2020
Airport Logistics Park (6 properties)	Nashville, TN	48,000	7,031	53,728	1	97	7,032	53,825	60,857	(9,184)	2020
Denver/Boulder Industrial Portfolio (16 properties)	Louisville, CO	233,500	67,951	311,651	207	1,623	68,158	313,274	381,432	(46,063)	2021
Reno Logistics Portfolio (18 properties)	Sparks, NV	292,500	60,235	316,742	164	4,336	60,399	321,078	381,477	(51,663)	2021
Southwest Light Industrial Portfolio											
Various Properties (4)	Las Vegas, NV	55,000	23,537	54,203	56	136	23,593	54,339	77,932	(7,967)	2021
Various Properties (11)	Phoenix, AZ	287,500	66,229	333,663	348	1,774	66,577	335,437	402,014	(43,044)	2021
Northern Italy Industrial Portfolio (4 properties)	Various Provinces, Italy	45,921	14,509	65,804	1,179	1,543	15,688	67,347	83,035	(8,655)	2021
Norway Logistics Portfolio (2 properties)	Oslo, Norway	51,111	31,971	63,541	(2,127)	(2,492)	29,844	61,049	90,893	(5,922)	2022
Verona Oppeano (5 properties)	Oppeano VR, Italy	162,149	47,225	243,541	4,753	24,719	51,978	268,260	320,238	(24,777)	2022
Denmark Logistics Portfolio (10 properties)	Denmark	106,296	42,311	166,314	8,238	33,579	50,549	199,893	250,442	(21,248)	2022
Belgioioso Logistics	Greater Milan, Italy	61,584	18,857	72,460	4,485	17,327	23,342	89,787	113,129	(8,163)	2022
Total Industrial Properties		$ 1,466,061	$ 401,576	$ 1,821,080	$ 17,492	$ 82,033	$ 419,068	$ 1,903,113	$ 2,322,181	$ (247,814)	
Office Properties:											
Florida Office Portfolio (11 properties)	Jacksonville, FL	$ 121,010	$ 53,465	$ 153,163	$ -	$ 20,861	$ 53,465	$ 174,024	$ 227,489	$ (41,795)	2019
Columbus Office Portfolio	Columbus, OH	52,379	3,013	50,064	118	172	3,131	50,236	53,367	(11,161)	2019
60 State Street	Boston, MA	418,473	-	478,150	472	25,611	472	503,761	504,233	(92,208)	2020
Nashville Office	Nashville, TN	161,140	21,647	229,183	-	1,309	21,647	230,492	252,139	(40,958)	2020
Stonebridge (3 properties)	Alpharetta, GA	64,500	15,205	101,624	-	4,357	15,205	105,981	121,186	(21,875)	2021
M Campus (2 properties)	Meudon, France	120,167	40,964	184,078	3,233	3,636	44,197	187,714	231,911	(18,967)	2021
Barcelona Mediacomplex	Barcelona, Spain	73,990	29,780	120,082	3,248	16,129	33,028	136,211	169,239	(12,021)	2022
Total Office Properties		$ 1,011,659	$ 164,074	$ 1,316,344	$ 7,071	$ 72,075	$ 171,145	$ 1,388,419	$ 1,559,564	$ (238,985)	
Other Properties											
Morningstar Self-Storage Joint Venture											
Alabaster	Alabaster, AL	$ 14,861	$ 2,313	$ 15,843	$ (1,209)	$ 1,253	$ 1,104	$ 17,096	$ 18,200	$ (1,778)	2021
OKC Bethany	Bethany, OK	4,199	1,688	5,486	(71)	(40)	1,617	5,446	7,063	(635)	2021
Mountain Brook	Birmingham, AL	15,056	5,723	14,463	(3,206)	3,301	2,517	17,764	20,281	(1,937)	2021
Ladson	Charleston, SC	7,965	2,044	7,688	(1,642)	1,696	402	9,384	9,786	(964)	2021
Various Properties (3)	Charlotte, NC	30,811	9,140	40,818	(2,028)	5,918	7,112	46,736	53,848	(4,862)	2021
Bryan/College Station	College Station, TX	9,921	3,036	17,786	(102)	376	2,934	18,162	21,096	(2,003)	2021
Cornelius	Cornelius, NC	8,663	3,217	13,736	(272)	484	2,945	14,220	17,165	(1,604)	2021
OKC Edmond	Edmond, OK	4,513	2,550	5,282	(405)	(398)	2,145	4,884	7,029	(614)	2021
Flagler Village	Ft Lauderdale, FL	-	6,979	34,644	33	194	7,012	34,838	41,850	(3,306)	2022
Lake Wylie	Lake Wylie, SC	7,476	2,928	5,947	(1,051)	1,070	1,877	7,017	8,894	(771)	2021
OKC Midwest City	Midwest City, OK	6,407	1,968	9,874	5,564	(5,184)	7,532	4,690	12,222	(1,130)	2021
Mooresville	Mooresville, NC	7,825	2,602	13,388	(50)	139	2,552	13,527	16,079	(1,483)	2021
Campbell Station	Nashville, TN	11,388	4,563	12,615	1,059	(1,060)	5,622	11,555	17,177	(1,399)	2021
OKC Norman	Norman, OK	6,036	1,342	8,634	676	(229)	2,018	8,405	10,423	(956)	2021
Various Properties (5)	Oklahoma City, OK	20,673	4,977	27,249	8,198	(6,731)	13,175	20,518	33,693	(2,945)	2021
FL Mall	Orlando, FL	7,881	1,949	6,803	(103)	190	1,846	6,993	8,839	(765)	2021
Various Properties (2)	San Antonio, TX	13,694	4,380	17,399	(1,505)	1,663	2,875	19,062	21,937	(2,078)	2021
Rea	Waxhaw, NC	15,999	4,661	24,139	(1,888)	1,962	2,773	26,101	28,874	(2,727)	2021
Highway 78	Wylie, TX	7,392	3,098	10,714	(969)	1,073	2,129	11,787	13,916	(1,292)	2021

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

Description	Location	Encumbrances	Initial Cost Land and Land Improvements	Initial Cost Building and Building Improvements	Costs Capitalized Subsequent to Acquisition Land and Land Improvements	Costs Capitalized Subsequent to Acquisition Building and Building Improvements	Gross Amounts at which Carried at the Close of Period[2] Land and Land Improvements	Gross Amounts at which Carried at the Close of Period[2] Building and Building Improvements	Total	Accumulated Depreciation[1]	Year Acquired
U.S. Select Service Portfolio											
Hyatt Place Boulder	Boulder, CO	$ 18,302	$ 13,890	$ 33,673	$ 6	$ 2,704	$ 13,896	$ 36,377	$ 50,273	$ (6,526)	2019
Exchange on Erwin - Commercial (2 properties)	Durham, NC	24,908	13,492	20,157	1	(377)	13,493	19,780	33,273	(3,262)	2019
Barlow	Chevy Chase, MD	108,159	31,902	112,291	203	7,948	32,105	120,239	152,344	(20,940)	2020
Amherst Single Family Residential Portfolio	Various	224,817	126,917	202,836	(2,569)	7,337	124,348	210,173	334,521	(35,602)	2021 - 2022
Sunbelt Single-Family Rental Portfolio	Various	—	1,907	5,270	—	546	1,907	5,816	7,723	(1,146)	2021
Total Other Properties		$ 576,946	$ 257,266	$ 666,735	$ (1,330)	$ 23,835	$ 255,936	$ 690,570	$ 946,506	$ (100,725)	
Portfolio Total		$ 12,018,901	$ 2,749,844	$ 15,992,892	$ 47,561	$ 459,235	$ 2,797,405	$ 16,452,127	$ 19,249,532	$ (2,466,571)	

(1) Refer to Note 2 to the Company's consolidated financial statements for details of depreciable lives.

(2) As of December 31, 2025, the aggregate cost basis for tax purposes was $19.7 billion.

The total included on Schedule III above does not include furniture, fixtures and equipment totaling $268.3 million and right-of-use operating lease assets of $105.2 million. Accumulated Depreciation does not include $217.7 million of accumulated depreciation related to furniture, fixtures and equipment assets. The total included on Schedule III above also does not include assets that are held-for-sale.

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025 ($ in thousands) – Continued

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2025 and 2024 ($ in thousands):

	December 31, 2025		December 31, 2024	
Real Estate[1]:				
Balance at the beginning of year	$	19,852,705	$	21,061,744
Additions during the year:				
Building and building improvements		255,935		137,879
Land and land improvements		45,558		24,272
Furniture, fixtures and equipment		3,041		5,534
Dispositions during the year:				
Building and building improvements		(420,172)		(261,465)
Land and land improvements		(206,029)		(91,188)
Furniture, fixtures and equipment		(8,132)		(18,605)
Impairment of investments in real estate		(5,123)		(150,392)
Assets held-for-sale		—		(855,074)
Balance at the end of the year	$	19,517,783	$	19,852,705
Accumulated depreciation[2]:				
Balance at the beginning of the year	$	(2,117,764)	$	(1,578,637)
Accumulated depreciation, net of dispositions		(564,016)		(630,327)
Accumulated depreciation on assets held-for-sale		—		91,200
Balance at the end of the year	$	(2,681,780)	$	(2,117,764)

---

[1] Real estate includes furniture, fixtures and equipment totaling $268.3 million and $272.5 million for the years ended December 31, 2025 and 2024, respectively. Real estate excludes right-of-use operating lease assets of $105.2 million for the years ended December 31, 2025 and 2024.

[2] Accumulated depreciation excludes amortization on right-of-use operating lease assets of $12.1 million and $9.9 million for the years ended December 31, 2025 and 2024.